Producing oil in Kansas, going green in Tennessee, & expanding offshore in the Gulf of Mexico.

Tengasco 2007, producing oil in Kansas, going green in Tennessee, expanding offshore in the Gulf of Mexico

[Dear Stockholders, Customers, Employees & Friends]


Total Net Proved Oil Reserves (Bbls)
1,325,549 Barrels Net
1,712,000 Barrels Net
2,276,000 Barrels Net
2005
2006
2007

+492%

We are pleased that our gross oil reserves have increased by 910,687 barrels as of December 31, 2007 or an increase in reserves of 492% of our 2007 production.

THE LAST QUARTER OF 2007 ENDED WITH OIL PRICES NEAR $100 A BARREL. The $100 barrier was breached in early 2008 as the industry set all-time high oil price records even when adjusted for inflation. This has placed a great deal of focus on our industry as a whole, and the role energy plays in the economy not only of the United States but the entire world. While this has led to increased revenues and new growth opportunities on many fronts for Tengasco, it also has caused or threatens more government regulation, more federal taxation, and much higher production costs as service companies increase their pricing and states raise property taxes on oil producing properties such as our Kansas leases.

On the conventional oil resource side, the Company's overall production volume was flat in 2007 compared to 2006. However, we have developed an inventory of future locations to be drilled in 2008 and beyond. The investments we made in the last few years in acreage acquisition and seismic coverage have helped grow our reserves. In 2007, the Company's reserve replacement exceeded the volumes of actual oil production by a factor of more than 492% (net), a very positive measure for a company of our size. This was done without significant increases in either Company borrowing or dilution of our Company's stockholder's interests by issuance of additional equity.

In 2007, we also reached a creative way to use high oil prices as a finance mechanism for our alternative energy pilot project. The Company's subsidiary Manufactured Methane Corporation was able to pay much its capital equipment costs from Company cash flow from operations, as well as from the proceeds of the sale of a successful ten well drilling program in Kansas. The methane extraction project at Allied Waste's Carter Valley landfill in Church Hill, Tennessee is on schedule for startup of production in 2008.

We expect favorable industry conditions to extend into 2008 as we grow through expansion into the Gulf of Mexico through our option to take part in existing production, a joint venture drilling program in a shale resource play in Tennessee near the Company's Swan Creek field, and development of our strong position of reserves in Kansas. These continuing efforts to create value are the goals of our dedicated employees. All of us at Tengasco thank you for your trust and continued support.

Jeffrey R. Bailey

Jeffrey R. Bailey
Chief Executive Officer









[From top to Bottom]

Photos depict Tengasco's operations in Kansas, Tennessee and the Gulf of Mexico.

TENGASCO, INC.
10215 TECHNOLOGY DRIVE N.W.
KNOXVILLE, TENNESSEE 37932

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON
June 2, 2008

TO THE STOCKHOLDERS:

Notice is hereby given that the 2008 annual meeting of stockholders (the "Annual Meeting") of Tengasco, Inc. (the "Company") has been called for and will be held at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee 37922 at 9:00 A.M., local time, on Monday, June 2, 2008 for the following purposes:

1. To elect Jeffrey R. Bailey, Matthew K. Behrent, John A. Clendening, Carlos P. Salas and Peter E. Salas to the Board of Directors to hold office until their successors shall have been elected and qualify;

2. To approve amendments to the Tengasco, Inc. Stock Incentive Plan to (i) increase the number of shares of common stock that may be issued under the Plan by 3,500,000 shares and (ii) extend the term of the Plan for an additional ten years;

3. To ratify the appointment by the Audit Committee of the Board of Directors of Rodefer Moss & Co, PLLC to serve as the independent certified public accountants for the current fiscal year; and

4. To consider and transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on April 10, 2008 as the record date for the determination of the stockholders entitled to receive notice and to vote at the Annual Meeting or any adjournments thereof. The list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder at the Company's offices at 10215 Technology Drive N.W., Suite 301, Knoxville, Tennessee 37932, for ten (10) days prior to June 2, 2008.

By Order of the Board of Directors

Jeffrey R. Bailey, *Chief Executive Officer*

Dated: April 25, 2008

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE FILL IN, SIGN AND DATE THE PROXY SUBMITTED HEREWITH AND RETURN IT IN THE ENCLOSED STAMPED ENVELOPE. THE GRANTING OF SUCH PROXY WILL NOT AFFECT YOUR RIGHT TO REVOKE SUCH PROXY IN PERSON SHOULD YOU LATER DECIDE TO ATTEND THE MEETING. THE ENCLOSED PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS.

TENGASCO, INC.
PROXY STATEMENT

GENERAL

This proxy statement is furnished by the Board of Directors of Tengasco, Inc., a Tennessee corporation (sometimes the "Company" or "Tengasco"), with offices located at 10215 Technology Drive, N.W., Suite 301, Knoxville, Tennessee 37932, in connection with the solicitation of proxies to be used at the annual meeting of stockholders of the Company to be held on June 2, 2008 and at any adjournments thereof (the "Annual Meeting"). This proxy statement will be mailed to stockholders beginning approximately April 25, 2008.

You may vote in person at the Annual Meeting or you may vote by proxy. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is recorded directly, you will receive a proxy card. Voting instructions are included on the proxy card. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker or other nominee referred to as in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone and internet voting, availability and specific procedures will depend on their voting arrangements.

If a proxy is properly executed and returned, the shares represented thereby will be voted as instructed on the proxy. Any proxy may be revoked by a stockholder prior to its exercise upon written notice to the Chief Executive Officer of the Company, or by a stockholder voting in person at the Annual Meeting. Unless instructions to the contrary are indicated, proxies will be voted FOR the election of the directors named therein; FOR the approval of amendments to the Tengasco, Inc. Stock Incentive Plan to (i) increase the number of shares of common stock that may be issued under the Plan by 3,500,000 shares and (ii) extend the term of the Plan for an additional ten years from October 24, 2010 to October 24, 2020 and FOR the ratification of the selection by the Audit Committee of the Board of Directors of Rodefer Moss & Co, PLLC, as the independent certified public accountants of the Company.

A copy of the Company's Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2007 ("Fiscal 2007"), which contains financial statements audited by the Company's independent certified public accountants accompanies this proxy statement.

The cost of preparing, assembling and mailing this notice of meeting, proxy statement, the enclosed Annual Report on Form 10-K and proxy will be borne by the Company. In addition to solicitation of the proxies by use of the mails, some of the officers and regular employees of the Company, without extra remuneration, may solicit proxies personally or by telephone, fax transmission or e-mail. The Company may also request brokerage houses, nominees, custodians and fiduciaries to forward soliciting material to the beneficial owners of the common stock. The Company will reimburse such persons for their expenses in forwarding soliciting material.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Board of Directors has fixed the close of business on April 10, 2008 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at the Annual Meeting. Only stockholders on the Record Date will be able to vote at the Annual Meeting.

As of the Record Date, 59,158,750 shares of the Company's common stock, $.001 par value per share are outstanding, and each share will be entitled to one (1) vote, with no shares having cumulative voting rights. Holders of shares of common stock are entitled to vote on all matters. Unless otherwise indicated herein, a majority of the votes represented by shares present or represented at the Annual Meeting is required for approval of each matter that will be submitted to the stockholders.

Management knows of no business other than that specified in Items 1, 2 and 3 of the Notice of Annual Meeting that will be presented for consideration at the Annual Meeting. If any other matter is properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment.

The following table sets forth the share holdings of those persons who own more than 5% of the Company's common stock as of April 10, 2008 with these computations being based upon 59,158,750 shares of common stock being outstanding as of that date and as to each shareholder, as it may pertain, assumes the exercise of options or warrants granted or held by such shareholder as of April 10, 2008.

Five Percent Stockholders[1]

Name and Address	Title	Number of Shares Beneficially Owned	Percent of Class
Dolphin Offshore Partners, L.P. c/o Dolphin Asset Management Corp. PO Box 16867 Fernandina, FL 32035	Stockholder	21,107,492[2]	35.6%

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[1] Unless otherwise stated, all shares of Common Stock are directly held with sole voting and dispositive power.

[2] Consists of 20,839,492 shares held directly by Dolphin Offshore Partners, L.P. ("Dolphin") and 218,000 shares held directly by Peter E. Salas, and a vested, fully exercisable option to purchase 50,000 shares granted to Mr. Salas who is the Chairman of the Company's Board of Directors and is the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

GENERAL

Article III, paragraph number 2 of the Company's Bylaws provides that the number of directors of the Company shall be a minimum of three and a maximum of ten. The members of the Board of Directors are each elected for a one-year term or until their successors are elected and qualify with a plurality of votes cast in favor of their election. Five nominees are put forth before the stockholders for election to the Board of Directors at the Annual Meeting. All of the nominees are presently directors of the Company and Mr. Jeffrey R. Bailey, one of the director-nominees is also presently the Chief Executive Officer of the Company.

The directors will serve until the next annual meeting of stockholders and thereafter until their successors shall have been elected and qualified.

Unless authority is withheld, the proxies in the accompanying form will be voted in favor of the election of the nominees named above as directors. If any nominee should subsequently become unavailable for election, the persons voting the accompanying proxy may in their discretion vote for a substitute.

BOARD OF DIRECTORS

The Board of Directors has the responsibility for establishing broad corporate policies and for the overall performance of the Company. Although only one member of the Board is involved in day-to-day operating details, the other members of the Board are kept informed of the Company's business by various reports and documents sent to them as well as by operating and financial reports made at Board meetings. The Board of Directors held seven meetings in Fiscal 2007. All directors who are up for re-election attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which such directors served during Fiscal 2007. Although it has no formal policy requiring attendance, the Company encourages all of its directors to attend the annual meeting of stockholders. All of the Company's directors attended last year's annual meeting and it is anticipated that all of the director-nominees will attend this year's Annual Meeting.

There is no understanding or arrangement between any director or any other persons pursuant to which such individual was or is to be selected as a director or nominee of the Company.

Identification of Director-Nominees

The following table sets forth the names of all current director-nominees.

Name	Positions Held	Date of Initial Election or Designation
Jeffrey R. Bailey 2306 West Gallaher Ferry Knoxville, TN 37932	Director; Chief Executive Officer	2/28/03-8/11/04; 10/21/04 7/17/02
Matthew K. Behrent c/o EDC LLC 825 Eighth Avenue, 23d Floor New York, NY 10019	Director	3/27/07
John A. Clendening 1031 Saint Johns Drive Maryville, TN 37801	Director	2/28/03
Carlos P. Salas c/o Dolphin Asset Management Corp. 129 East 17th Street New York, NY 10003	Director	8/12/04
Peter E. Salas c/o Dolphin Management Inc. PO Box 16867 Fernandina, FL 32035	Director; Chairman of the Board	10/8/02 10/21/04

Background of Directors

The following is a brief account of the experience, for at least the past five (5) years, of each nominee for director.

Jeffrey R. Bailey is 50 years old. He graduated in 1980 from New Mexico Institute of Mining and Technology with a B.S. degree in Geological Engineering. Upon graduation he joined Gearhart Industries as a field engineer working in Texas, New Mexico, Kansas, Oklahoma and Arkansas. Gearhart Industries later merged with Halliburton Company. In 1993 after 13 years working in various field operations and management roles primarily focused on reservoir evaluation, log analysis and log data acquisition he assumed a global role with Halliburton as a petrophysics instructor in Fort Worth, Texas. His duties were to teach Halliburton personnel and customers around the world log analysis and competition technology and to review analytical reservoir problems. In this role Mr. Bailey had the opportunity to review reservoirs in Europe, Latin America, Asia Pacific and the Middle East developing a special expertise in carbonate reservoirs. In 1997 he became technical manager for Halliburton in Mexico focusing on finding engineering solutions to the production challenges of large carbonate reservoirs in Mexico. He joined the Company as its Chief Geological Engineer on March 1, 2002. He was elected as President of the Company on July 17, 2002 and is presently the Company's Chief Executive Officer. He was elected as a Director on February 28, 2003 and served as a Director until August 11, 2004. He was again elected to the Company's Board of Directors on October 21, 2004.

Matthew K. Behrent is 37 years old. He currently is an Executive Vice President, Corporate Development a t Entertainment Distribution Company, Inc (NasdaqNM: EDCI), a company engaged in the manufacture and distribution of CD's and DVD's primarily for Universal Music. Before joining EDCI in June, 2005 , Mr. Behrent was an investment banker, working as a Vice-President at Revolution Partners, a technology focused investment bank in Boston, from March 2004 until June 2005 and as an associate in Credit Suisse First Boston Corporation's technology mergers and acquisitions group from June 2000 until January 2003. From June 1998 to May 2000, Mr. Behrent practiced law with Cleary, Gottlieb, Steen & Hamilton in New York, advising financial sponsors and corporate clients in connection with financings and mergers and acquisitions transactions. Mr. Behrent received his J.D. from Stanford Law School in 1997, and his B.A. in Political Science and Political Theory from Hampshire College in 1992. He became a Director of the Company on March 27, 2007.

Dr. John A. Clendening is 76 years old. He received B.S. (1958), M.S. (1960) and Ph. D. (1970) degrees in geology from West Virginia University. He was employed as a Palynologist-Coal Geologist at the West Virginia Geological Survey from 1960 until 1968. He joined Amoco in 1968 and remained with Amoco as a senior geological associate until 1992. Dr. Clendening has served as President and other offices of the American Association of Stratigraphic Palynologists and the Society of Organic Petrologists. From 1992-1998 he was engaged in association with Laird Exploration Co., Inc. of Houston, Texas, directing exploration and production in south central Kentucky. In 1999 he purchased all the assets of Laird Exploration in south central Kentucky and operates independently. While with Amoco Dr. Clendening was instrumental in Amoco's acquisition in the early 1970's of large land acreage holdings in Northeast Tennessee, based upon his geological studies and recommendations. His work led directly to the discovery of what is now the Company's Paul Reed # 1 well. He further recognized the area to have significant oil and gas potential and is credited with discovery of the field that is now known as the Company's Swan Creek Field. Dr. Clendening previously served as a Director of the Company from September 1998 to August 2000. He was again elected as a Director of the Company on February 28, 2003.

Carlos P. Salas is 36 years old. He is a principal of Dolphin Advisors, L.L.C., which manages a private-equity investment fund focused on middle-market opportunities. Before joining Dolphin Advisors, Mr. Salas led corporate finance and mergers and acquisitions advisory assignments for middle-market clients as an investment banker with Donaldson, Lufkin & Jenrette ("DLJ") in Los Angeles and later with Credit Suisse First Boston Corporation when the latter acquired DLJ. Prior to joining DLJ in 1999, Mr. Salas practiced law with Cleary, Gottlieb,

Steen & Hamilton in New York, advising financial sponsors and corporate clients in connection with financings and cross-border mergers and acquisitions transactions. Mr. Salas received his J.D. from The University of Chicago and his B.A. in Philosophy from New York University. He was elected to the Company's Board of Directors on August 12, 2004. Mr. Salas also serves on the board of William Controls, Inc.

Peter E. Salas is 53 years old. He has been President of Dolphin Asset Management Corp. and its related companies since he founded it in 1988. Prior to establishing Dolphin, he was with J.P. Morgan Investment Management, Inc. for ten years. He received an A.B. degree in Economics from Harvard in 1978. Mr. Salas was elected to the Board of Directors on October 8, 2002. Mr. Salas also serves on the boards of Williams Controls, Inc. and Southwall Technologies, Inc.

Director Independence

The Company qualifies as a "smaller reporting company" as that term is defined in Item 10(f)(1) of Regulation S-K because its public float as of the last business day of the Company's most recent second fiscal quarter (June 30, 2007) was less than $75 million. As a result, the rules of the American Stock Exchange (the "AMEX") require that at least fifty (50%) percent of the members of the Company's Board of Directors be independent in that they are not officers of the Company and are free of any relationship that would interfere with the exercise of their independent judgment. The rules of the AMEX also require since the Company is a smaller reporting company that the Company's Board of Directors' Audit Committee be comprised of at least two members all of whom qualify as independent under the criteria set forth in Rule 10 A-3 of the Securities Exchange Act of 1934. The Board of Directors has determined that three of the five director-nominees, Matthew K. Behrent, John A. Clendening and Carlos P. Salas, are independent as defined by the listing standards of the AMEX, Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission. In reaching its determination, the Board of Directors reviewed certain categorical independence standards it has adopted to provide assistance in the determination of director independence. The categorical standards are set forth below and provide that a director will not qualify as an independent director under the Rules of the AMEX if:

- The Director is, or has been during the last three years, an employee or an officer of the Company or any of its affiliates;
- The Director has received, or has an immediate family member[3] who has received, during any twelve consecutive months in the last three years any compensation from the Company in excess of $100,000, other than compensation for service on the Board of Directors, compensation to an immediate family member who is an employee other than an executive officer, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

[3] Under these categorical standards "immediate family member" includes a person's spouse, parents, children siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home.

- The Director is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the Company or any of its affiliates as an executive officer;

- The Director, or an immediate family member, is a partner in, or controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or received, payments (other than those arising solely from investments in the Company's securities) that exceed 5% of the Company's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; or

- The Director, or an immediate family member, is employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company's executives serve on that entity's compensation committee.

- The Director, or an immediate family member, is a current partner of the Company's outside auditors, or was a partner or employee of the Company's outside auditors who worked on the Company's audit at any time during the past three years.

The following additional categorical standards were employed by the Board in determining whether a director qualified as independent to serve on the Audit Committee and provide that a director will not qualify if:

- The Director directly or indirectly accepts any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; or

- The Director is an affiliated person[4] of the Company or any of its subsidiaries.

Committees

The Company's Board has operating audit, nomination and governance, compensation/stock option, and frontier exploration committees.

Audit Committee

In Fiscal 2007, director-nominees John A. Clendening, Carlos P. Salas and Matthew K. Behrent were the members of the Audit Committee. Mr. Behrent was the Chairman of the

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[4] For purposes of this categorical standard, an "affiliated person of the Company" means a person that directly, or indirectly through intermediaries controls, or is controlled by, or is under common control with the Company. A person will not be considered to be in control of the Company, and therefore not an affiliate of the Company, if he is not the beneficial owner, directly or indirectly of more than 10% of any class of voting securities of the Company and he is not an executive officer of the Company. Executive officers of an affiliate of the Company as well as a director who is also an employee of an affiliate of the Company will be deemed to be affiliates of the Company.

Committee and the Board of Directors determined that Mr. Behrent was an "audit committee financial expert" as defined by applicable Securities and Exchange Commission ("SEC") regulations. Each of the members of the Audit Committee met the independence and experience requirements of the AMEX, the applicable Securities Laws, and the regulations and rules promulgated by the SEC.

The Audit Committee adopted an Audit Committee Charter during fiscal 2001. In 2004, the Board adopted an amended Audit Committee Charter, a copy of which is available on the Company's internet website, www.tengasco.com. The Audit Committee reviews and reassess the Audit Committee Charter annually.

The Audit Committee's functions are:

- To review with management and the Company's independent auditors the scope of the annual audit and quarterly statements, significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
- To review major changes to the Company's auditing and accounting principles and practices suggested by the independent auditors;
- To monitor the independent auditor's relationship with the Company;
- To advise and assist the Board of Directors in evaluating the independent auditor's examination;
- To supervise the Company's financial and accounting organization and financial reporting;
- To nominate, for approval of the Board of Directors, a firm of certified public accountants whose duty it is to audit the financial records of the Company for the fiscal year for which it is appointed; and
- To review and consider fee arrangements with, and fees charged by, the Company's independent auditors.

The Audit Committee met six times in Fiscal 2007 with the Company's auditors, including to discuss the audit of the Company's year end financial statements. It is intended that if elected as directors in 2008 Messrs. Clendening, and Salas will continue to serve as members of the Audit Committee along with Mr. Behrent who will serve as the Chairman of the Committee and as its designated financial expert.

Audit Committee Report

The Audit Committee has:

I. Reviewed and discussed the Company's unaudited financial statements for the first three quarters of Fiscal 2007 and the Company's audited financial statements for the year ended December 31, 2007 with the management of the Company and the Company's independent auditors;

II. Discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as the same was in effect on the date of the Company's financial statements; and

III. Received the written disclosures and the letter from the Company's independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as the same was in effect on the date of the Company's financial statements, has discussed with representatives of the Company's independent auditors the auditors independence from management and the Company and satisfied itself as to the Company's auditors independence.

Based on the foregoing materials and discussions, the Audit Committee recommended to the Board of Directors that the unaudited financial statements for each of the first three quarters of Fiscal 2007 be included in the Quarterly Reports on Form 10-Q for those quarters and that the audited financial statements for the year ended December 31, 2007 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

Members of the Audit Committee

Matthew K. Behrent
John A. Clendening
Carlos P. Salas

<u>Nomination and Governance Committee</u>

In Fiscal 2007, the members of the Nomination and Governance Committee were director-nominees Carlos P. Salas and Matthew K. Behrent with Mr. Salas acting as Chairman. As stated above, the Company believes that each member of the Committee was independent as that term is defined under the rules of the AMEX. The Committee met one time in Fiscal 2007. The Committee, among other duties, determines the slate of director candidates to be presented for election at the Company's annual meeting of shareholders. Although the Company does not have a nominating committee charter, the Company's Board of Directors has adopted procedures for annual director nominations by the Nomination and Governance Committee. Those procedures provide that the qualifications that should be met by any person recommended as a nominee for a position on the Company's Board of Directors should include one or more of the following: a background or experience in oil and gas exploration, production, transportation, geology, construction, finance or in another business, government service, or profession that would reasonably enable the nominee to provide seasoned and reputable service to the shareholders of the Company in the performance of the duties of a member of the Board of Directors. In addition to these qualifications, a nominee must be willing to serve without a right to receive compensation for such service. The Committee has not paid fees to any third party to identify, evaluate or to assist in identifying or evaluating, potential nominees, but may do so in the future if it determines it necessary.

The Company has no separate policy with regard to the consideration of any director candidates recommended by security holders. However, the Nomination Committee will consider director candidates recommended by security holders provided that such nominations are timely made as set forth hereinafter under the heading "Stockholders Proposals". Any person recommended by a security holder to serve on the Board of Directors is considered upon the same terms as candidates recommended by any other person. To date, the Company has not received any recommendations from shareholders requesting that the Nomination and Governance Committee consider a candidate for inclusion among the Committee's slate of nominees in the Company's proxy statement.

Among the nominating procedures adopted are the following: (1) Any shareholder, officer, or director may recommend for nomination any person for the slate of candidates for membership on the Company's Board of Directors to be presented to the shareholders at the Company's annual meeting of shareholders. Such recommendations must be furnished in writing addressed to the Company's Board of Directors at the Company's principal offices. All such nominations will be furnished to the Nomination Committee which may conduct interviews, investigations or make other determinations as to the qualifications of such recommended persons. (2) Any then-current members of the Board of Directors desiring to stand for re-election may be placed on the slate of directors for re-election without further inquiry as to their qualifications. (3) The Nomination Committee will meet to determine the slate of candidates for the Board in such a manner and at such a time so as not to delay either the mailing of the proxy statement to the Company's shareholders or the annual meeting of shareholders. At such meeting, each recommended person including directors standing for re-election shall be subject to affirmative vote of half or more of the members of the Nomination Committee for inclusion on the slate of nominees. (4) The adopted procedures apply only to the determination of the slate of directors to be presented for election at the annual meeting of the shareholders. Any vacancies on the Board of Directors following the annual meeting of shareholders may be filled in the manner currently applicable under the Company's Charter, Bylaws, and applicable state law. (5) The procedures adopted may be amended from time to time by the Board of Directors or by the Nomination Committee, in order to comply with any applicable provision or interpretation of any rule, statute, or stock exchange rule of the exchange on which the Company's stock may be listed.

The nomination procedures adopted are posted on the Company's internet website at www.tengasco.com. In the event of any such amendment to the procedures, the Company intends to disclose the amendments on the Company's internet website within five business days following such amendment.

The Nomination Committee determined the slate of candidates for the Board of Directors presented for election at this year's Annual Meeting.

The other function of this Committee is to oversee the Company's compliance with the corporate governance requirements of the SEC and the AMEX. The Chairman of the Committee, Carlos P. Salas, is an attorney with experience in the area of securities law.

Compensation/Stock Option Committee

The members of the Compensation/Stock Option Committee in Fiscal 2007 were director-nominees John A. Clendening and Carlos P. Salas with Mr. Clendening acting as Chairman. Messrs. Salas and Clendening both meet the current independence standards established by the AMEX.

The Board of Directors has adopted a charter for the Compensation/Stock Option Committee which is available at the Company's internet website, www.tengasco.com.

The Compensation/Stock Option Committee's functions, in conjunction with the Board of Directors, are to provide recommendations with respect to, general and specific compensation policies and practices of the Company for directors, officers and other employees of the Company. The Compensation/Stock Option Committee expects to periodically review the approach to executive compensation and to make changes as competitive conditions and other circumstances warrant and will seek to ensure the Company's compensation philosophy is consistent with the Company's best interests and is properly implemented. The Committee determines or recommends to the Board of Directors for determination the specific compensation of the Company's Chief Executive Officer and all of the Company's other officers. Although the Committee may seek the input of the Company's Chief Executive Officer in determining the compensation of the Company's other executive officers, the Chief Executive Officer may not be present during the voting or deliberations with respect to his compensation. The Committee may not delegate any of its responsibilities unless it is to a subcommittee formed by the Committee, but only if such subcommittee consists entirely of directors who meet the independence requirements of the AMEX.

The Compensation/Stock Option Committee is also charged with administering the Tengasco, Inc. Stock Incentive Plan (the "Stock Incentive Plan"). The Compensation/Stock Option Committee has complete discretionary authority with respect to the awarding of options and Stock Appreciation Rights ("SARs"), under the Stock Incentive Plan, including, but not limited to, determining the individuals who shall receive options and SARs; the times when they shall receive them; whether an option shall be an incentive or a non-qualified stock option; whether an SAR shall be granted separately, in tandem with or in addition to an option; the number of shares to be subject to each option and SAR; the term of each option and SAR; the date each option and SAR shall become exercisable; whether an option or SAR shall be exercisable in whole, in part or in installments and the terms relating to such installments; the exercise price of each option and the base price of each SAR; the form of payment of the exercise price; the form of payment by the Company upon the exercise of an SAR; whether to restrict the sale or other disposition of the shares of common stock acquired upon the exercise of an option or SAR; to subject the exercise of all or any portion of an option or SAR to the fulfillment of a contingency, and to determine whether such contingencies have been met; with the consent of the person receiving such option or SAR, to cancel or modify an option or SAR, provided such option or SAR as modified would be permitted to be granted on such date under the terms of the Stock Incentive Plan; and to make all other determinations necessary or advisable for administering the Plan.

The Compensation/Stock Option Committee met one time in Fiscal 2007. The Committee has the authority to retain a compensation consultant or other advisors to assist it in the evaluation of compensation and has the sole authority to approve the fees and other terms of retention of such consultants and advisors and to terminate their services. To date, the Committee has not retained any such consultants or advisors to assist it, although it may do so in the future if it deems it necessary. A more detailed discussion of the actions taken in Fiscal 2007 by the Committee with respect to the compensation of the Company's executive officers is set forth below under the heading Compensation Discussion and Analysis in the section entitled Executive Compensation.

Compensation/Stock Option Committee Interlocking And Insider Participation

No interlocking relationship existed or exists between any member of the Company's Compensation/Stock Option Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member or nominee of the Compensation/Stock Option Committee is an officer or an employee of the Company.

Compensation Committee Report

The Compensation/Stock Option Committee has reviewed and discussed the Compensation Discussion and Analysis set forth below under the heading "Executive Compensation – Compensation Discussion and Analysis" with management. Based on this review and discussion, the Compensation/Stock Option Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

The Members of the Compensation/Stock Option Committee

John A. Clendening
Carlos P. Salas

Other Committees

The Company's Board also has a frontier exploration committee. The members of this Committee in Fiscal 2007 were Jeffrey R. Bailey, John A. Clendening and Carlos P. Salas. The Committee met three (3) times in Fiscal 2007 to discuss new areas of potential development for the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC no later that the second business day after the date on which the transaction occurred unless certain exceptions apply. In fiscal 2007, the Company, its officers and directors and its shareholders owning more than 10% of its common stock were not delinquent in filing of any of its Form 3, 4, and 5 reports except that Charles Patrick McInturff failed to timely file his Report on Form 3 after he was appointed a Vice President of Company in December 2007. Mr. McInturff subsequently filed the Form 3 Report which indicated that he did not own any shares of stock of the Company or any derivative instruments granting him rights to acquire shares of the Company at the time he was appointed Vice President.

Family and Other Relationships

There are no family relationships between any of the present directors or executive officers of the Company except that Carlos P. Salas, a Director of the Company, is the cousin of Peter E. Salas, also a director of the Company. Mr. Carlos P. Salas is also one of seven members of Dolphin Advisors, LLC which serves as the managing general partner of Dolphin Direct Equity Partners, L.P., a private company investment fund that is not a shareholder of the Company. The majority owner of Dolphin Advisors, LLC is Dolphin Management, Inc., the sole shareholder of which is Peter E. Salas. Dolphin Management, Inc. is also the managing partner of Dolphin Offshore Partners, L.P. which directly owns 20,839,492 shares of the Company's common stock. Peter E. Salas is the controlling person of Dolphin Offshore Partners, L.P. Carlos P. Salas has no direct or indirect ownership interest in Dolphin Offshore Partners, L.P. All of these factors were considered by the Board of Directors in making its determination that Carlos P. Salas is an independent director. See above, "Director Independence". There are no family relationships between any of the other Directors or executive officers of the Company.

Involvement in Certain Legal Proceedings

To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

To the knowledge of management, during the past five years, no present director, executive officer or person nominated to become a director or an executive officer of the Company:

(1) Filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing;

(2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his or her involvement in any type of business, commodities, securities or banking activities;

(4) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting him or her for more than 60 days from engaging in, or being associated with any person engaging in, any type of business, commodities, securities or banking activities;

(5) Was found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission ("CFTC") to have violated any federal or state securities law or Federal commodities law, and the judgment in such civil action or finding by the SEC or CFTC has not been subsequently reversed, suspended, or vacated.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board of Directors of the Company by writing to: Cary V. Sorensen, Secretary, Tengasco, Inc., 10215 Technology Drive, N.W., Suite 301, Knoxville, TN 37932 or by e-mail: to: CSorensen@tengasco.com Subject: Communication to Board of Directors. All letters and e-mails will be answered, if possible, and will be distributed to board members as appropriate. Notwithstanding the foregoing, the Company has the authority to discard or disregard any communication, which is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

Name and Address	Title	Number of Shares Beneficially Owned[5]	Percent of Class[6]
Jeffrey R. Bailey 2306 West Gallaher Ferry Knoxville, TN 37932	Director; Chief Executive Officer	926,287[7]	1.5%
Matthew K. Behrent c/o EDC LLC 825 8th Avenue 23rd Floor New York, NY 10019	Director	None	0%
John A. Clendening 1031 Saint Johns Drive Maryville, TN 37801	Director	375,500[8]	Less than 1%
Carlos P. Salas 129 East 17th Street New York, NY 10003	Director	105,500[9]	Less than 1%
Peter E. Salas PO Box 16867 Fernandina, FL 32035	Director; Chairman of the Board	21,107,492[10]	35.6%
Mark A. Ruth 9400 Hickory Knoll Lane Knoxville, TN 37931	Chief Financial Officer	315,100[11]	Less than 1%

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5 Unless otherwise stated, all shares of common stock are directly held with sole voting and dispositive power. The shares set forth in the table are as of April 10, 2008.

6 Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934 based upon 59,158,750 shares of common stock being outstanding as of the record date, April 10, 2008. Shares not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of April 10, 2008 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outststanding.

7 Consists of 136,287 shares held directly and vested, fully exercisable options to purchase 790,000 shares.

8 Consists of 355,500 shares held directly and vested, fully exercisable options to purchase 20,000 shares.

9 Consists of 5,500 shares held directly and vested, fully exercisable options to purchase 100,000 shares.

10 Consists of 218,000 shares held directly, vested, fully exercisable options to purchase 50,000 shares and 20,839,492 shares held directly by Dolphin Offshore Partners, L.P. ("Dolphin"). Peter E. Salas is the sole shareholder of and controlling person of Dolphin Management, Inc. which is the general partner of Dolphin.

11 Consists of 60,100 shares held directly and vested, fully exercisable options to purchase 255,000 shares.

Cary V. Sorensen 5517 Crestwood Drive Knoxville, TN 37919	Vice President; General Counsel; Secretary	295,000[12]	Less than 1%
Charles Patrick McInturff 7500 San Felipe, Suite 400 Houston, TX 77063	Vice President	80,000[13]	Less than 1%
All Officers and Director-Nominees As a group		23,204,879[14]	38%

Change In Control

To the knowledge of the Company's management, there are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objectives of the Company's compensation programs are to attract and retain qualified and talented professional individuals to perform the duties of the Company's executive offices.

The Company's compensation program is designed to fairly reward the Company's executive officers for their overall performance in long term management of the affairs of an oil and gas exploration, production, and marketing company. The measurement of successful performance has significant elements of subjective judgment in view of the lack of any directly comparable single element or group of elements to which the Company and its performance may be readily compared from time to time. The variable elements include market capitalization, nature and size of the Company's reserves, growth of the Company's reserve base, and the number of and duties of the executive officers of other companies that may be comparable to the Company in one or more aspect of their operations.

The elements of the Company's compensation programs include salary, health insurance, stock options, and in certain circumstances the award of a cash bonus. As of the present time, the Company compensation plan does not include any retirement plan; any retirement savings plan; any life or disability insurance plan; any social club memberships or dues or any payments

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12 Consists of 40,000 shares held directly and vested, fully exercisable options to purchase 255,000 shares.

13 Consists of vested, fully exercisable options to purchase 100,000 shares.

14 Consists of 815,387 shares held directly by management, 20,839,492 shares held by Dolphin and vested, fully exercisable options to purchase 1,550,000 shares

for housing, cars, boats, or other property of any kind to any person. The Company has not entered into any contracts for compensation to any person in the event of a change in control of the Company. The Company reimburses costs of maintaining required professional certifications for its chief financial officer and general counsel, and provides use of a company vehicle for the Company's chief executive officer and Vice President Patrick McInturff. The Company pays no other elements of compensation to its executive officers. The relatively small size of the Company in comparison to many entities engaged in the capital-intensive oil and gas business coupled with the lack of many elements of compensation maintained by some of those companies presents the Company with additional risks in meeting its objectives of attracting and retaining qualified and talented professional individuals.

The Company chooses to pay each element in order to best meet the Company's goal of attracting and retaining qualified and talented professional individuals. The salary component of the compensation is important and the Company attempts to be competitive with what it believes to be the compensation of other companies of similar size and scope of operations. To date, the Company has not engaged the services of a compensation review consultant or service in view of the cost of such services compared to the size and revenues of the Company. The stock option element of compensation is paid in order to provide additional compensation in the long term commensurate with growth of the Company and increased share value that may result from the performance of the executive receiving the options. The award of a bonus upon review of Company performance provides an additional incentive. The lack of other compensation elements such as other insurance, retirement, or retirement savings plans focuses the importance of the salary and stock option elements of the Company's compensation plan.

The Company determines the amount (and, where applicable, the formula) for each element to pay by reviewing annually the compensation levels of the Company's executive officers and determining from the performance of the Company during that time since the last review what appropriate compensation levels may be during the upcoming annual period. The Company has no existing formula for determination of the salary, stock options, or bonus elements of compensation.

Each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements in this manner: the salary and stock option elements (being the significant elements of overall compensation) are intended to serve primarily as current and long-term compensation respectively. Review of salary levels and consideration of bonus awards on an annual basis and vesting of options over a forward period serve to allow the Company to attempt to meet its objectives of attracting and maintaining qualified and talented professional individuals in service as the Company's executive officers.

Applying these principles, the Company compensated its executive officers for 2007 as set forth in the tables below.

Executive Officer Compensation

The following table sets forth a summary of all compensation awarded to, earned or paid to, the Company's Chief Executive Officer, Chief Financial Officer and other executive officers whose compensation exceeded $100,000 during fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($)[15] (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Jeffrey R. Bailey[16] Chief Executive Officer	2007 2006 2005	$165,000 $150,000 $130,000	$49,500		 $11,000 $187,500				$214,500 $161,000 $317,500
Mark A. Ruth Chief Financial Officer	2007 2006 2005	$125,400 $114,000 $92,500	$25,080		 $3,450 $60,000				$150,480 $117,450 $152,500
Cary V. Sorensen General Counsel	2007 2006 2005	$125,400 $114,000 $92,500	$5,096 $25,000		 $3,450 $60,000				$130,496 $142,450 $152,500

Grants of Plan Based Awards in Fiscal 2007

No equity or non-equity incentive plan awards or stock awards or options were granted during Fiscal 2007 to the Company's Chief Executive Officer, Chief Financial Officer or any of the Company's most highly compensated executive officers whose compensation exceeded $100,000 for Fiscal 2007.

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15 The amounts represented in this column are equal to the dollar amount recognized for financial statement reporting purposes in connection with options granted under the Tengasco, Inc. Stock Incentive Plan. See Note 11 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the relevant assumptions used in calculating the dollar amount recognized for financial reporting purposes with respect to the applicable fiscal year in accordance with FAS 123R.

16 Mr. Bailey is also a member of the Board of Directors of the Company. In 2006 he was awarded an option pursuant to the Tengasco, Inc. Stock Incentive Plan to purchase 20,000 shares of the Company's common stock at a price of $0.81 per share for his services as a director.

Outstanding Equity Awards at Fiscal Year-End

Option Awards[17]						Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Jeffrey R. Bailey Chief Executive Officer	750,000[18] 20,000 20,000	500,000		$0.27 $0.58 $0.81	4/20/2010 1/20/2011 12/13/2011				
Mark A. Ruth Chief Financial Officer	240,000[19] 15,000	160,000		$0.27 $0.58	4/20/2010 1/20/2011				
Cary V. Sorensen General Counsel	240,000[20] 15,000	160,000		$0.27 $0.58	4/20/2010 1/20/2011				

17 All options awarded reflected in this table were granted pursuant to the Tengasco, Inc. Stock Incentive Plan.

18 Option awarded in 2005 to purchase 1,250,000 shares of the Company's common stock vests over a period of four years with 20% vested upon authorization and additional 20% on each anniversary date of authorization over the next four years. As of December 31, 2007 the right to purchase 750,000 shares was fully vested and exercisable.

19 Option awarded in 2005 to purchase 400,000 shares of the Company's common stock vests over a period of four years with 20% vested upon authorization and additional 20% on each anniversary date of authorization over the next four years. As of December 31, 2007 the right to purchase 240,000 shares was fully vested and exercisable.

20 Option awarded in 2005 to purchase 400,000 shares of the Company's common stock vests over a period of fours years with 20% vested upon authorization and additional 20% on each anniversary date of authorization over the next four years. As of December 31, 2007 the right to purchase 240,000 shares was fully vested and exercisable.

Options Exercises and Stock Vested in Last Fiscal Year

In Fiscal 2007, no options were exercised by, and no stock awards vested to, the Company's Chief Executive Officer, Chief Financial Officer or any of the Company's most highly compensated executive officers whose compensation exceeded $100,000 for Fiscal 2007.

The Company does not presently have a pension or similar plan for its directors, executive officers or employees. Management has acquired full liability insurance for directors and executive officers and is considering adopting a 401(k) plan. However, there are no immediate plans to adopt a 401(k) plan at this time.

Employment Contracts

On December 18, 2007, the Company entered into a two-year employment agreement with Charles Patrick McInturff pursuant to which Mr. McInturff will serve as Vice-President of the Company. Mr. McInturff will receive a salary of $185,000 per annum and will be eligible to receive a bonus based on his performance and the performance of the Company's business as determined by the Compensation/Stock Option Committee of the Board of Directors, although no such bonus is guaranteed. Mr. McInturff will also be eligible to receive grants of stock options and as inducement to enter into the employment agreement with the Company, on February 1, 2008 he was granted an option to purchase 400,000 shares of the Company's common stock at a price of $0.57 per share which was the closing price of the Company's common stock as listed on the American Stock Exchange on the date the option was granted. The term of the option granted was for a period of five years with one-fifth of the option vesting immediately and the remainder vesting in equal increments over four years. During the term of the employment agreement Mr. McInturff shall have the right to participate in all employee benefit plans of the Company in effect and generally available to all similarly situated employees including, but not limited to, any health, hospitalization and other group insurance plans.

There are presently no employment contracts relating to any other member of management. However, depending upon the Company's operations and requirements, the Company may offer long-term contracts to other executive officers or key employees in the future.

Compensation of Directors

The Board of Directors has resolved to compensate members of the Board of Directors for attendance at meetings at the rate of $250 per day, together with direct out-of-pocket expenses incurred in attendance at the meetings, including travel. The Directors, however, have waived such fees due to them as of this date for prior meetings.

Members of the Board of Directors may also be requested to perform consulting or other professional services for the Company from time to time. The Board of Directors has reserved to itself the right to review all directors' claims for compensation on an ad hoc basis.

Directors who are on the Company's Audit, Compensation/Stock Option and Nomination and Governance Committees are independent and therefore, do not receive any consulting, advisory or compensatory fees from the Company. However, such Board members may receive fees from the Company for their services on those committees. They may also from time to time be granted stock options under the Tengasco, Inc. Stock Incentive Plan. A plan (the "Plan") to issue cash and/or shares of stock to independent directors for service on the various committees of the Board of Directors was authorized by the Board of Directors and approved by the Company's shareholders. A copy of the Plan is posted at the Company's website at www.tengasco.com.

Under the Plan, the Board of Directors, in its discretion, from time to time may grant compensation to any or all independent directors serving on the Company's Board of Directors as the Board may deem appropriate in the form of cash or Company stock, provided that the value of such compensation does not exceed the limits of compensation for determination of the independence of directors under rules and regulations of the SEC or the American Stock Exchange or such other exchange upon which shares of the Company may be listed. The Board may, but is not required, to consider the recommendations of the Compensation/Stock Option Committee with regard to any such cash or equity compensation to be awarded. No awards to any of the Company's independent Directors were granted under this Plan in Fiscal 2007.

CERTAIN TRANSACTIONS

Except as set forth hereafter, there have been no material transactions, series of similar transactions or currently proposed transactions during 2006 and 2007, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for its last two completed fiscal years in which any director or executive officer or any security holder who is known to the Company to own of record or beneficially more than 5% of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Hoactzin Partners, L.P. ("Hoactzin") had acquired a 94.3% working interest in a twelve well drilling program (the "Twelve Well Program") by the Company on its Kansas Properties in exchange for two promissory notes made by the Company in the aggregate principal amount of $2,514,000. The Company retained the remaining 5.7% working interest in the Twelve Well Program. The promissory notes exchanged by Hoactzin were originally issued by the Company in connection with loans made to the Company by Dolphin Offshore Partners, L.P. ("Dolphin") to fund the Company's cash exchange to holders of its Series A, B and C Preferred Stock. Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin, which is the Company's largest shareholder.

Under the terms of the Twelve Well Program, once Hoactzin were to receive total proceeds from its working interest in the program in the amount of $3,016,800 Hoactzin would pay the Company a management fee equal to 85% of the net revenues attributable to its working interest in the Program for the remaining life of the twelve wells. In addition, the Company had an option to repurchase from Hoactzin the obligation to drill the final six wells of the Twelve Well Program by paying to Hoactzin an amount equal to one half of the principal amount of the notes exchanged by Hoactzin, plus interest on that amount at 6% per annum until the date of repurchase, and granting to Hoactzin a 1/16 overriding royalty in both the six wells existing at the time of repurchase and the next six wells in the Program drilled by the Company. Thereafter, Hoactzin agreed to extend the option to an indefinite future date being not later than the beginning of drilling of what would be the seventh well in the program.

In June 2006, the Company drilled the sixth well in the Twelve Well Program. On June 29, 2006 the Company closed a $50,000,000 credit facility with Citibank Texas, N.A. The Company's initial borrowing base was set at $2,600,000 and the Company borrowed that amount on June 29, 2006 and used $1.393 million of the loan proceeds to exercise its option to repurchase from Hoactzin the Company's obligation to drill the final six wells in the Company's Twelve Well Program. As a result of the exercise of its repurchase option, the Company's drilling obligations under the Twelve Well Program have been satisfied and the Program has been converted to a six well program. If the Company had not exercised its repurchase option, Hoactzin would have received a 94% working interest in the final six wells of the Twelve Well Program. However, as a result of the repurchase, Hoactzin will now receive only a 6.25% overriding royalty in six Company wells to be drilled, plus an additional 6.25% overriding royalty in the six program wells that had previously been drilled as part of the Twelve_Well Program.

On September 17, 2007, the Company entered into a drilling program with Hoactzin for ten wells consisting of approximately three wildcat wells and seven developmental wells to be drilled on the Company's Kansas Properties (the "Program"). Under the terms of the Program, Hoactzin was to pay the Company $400,000 for each well in the Program completed as a producing well and $250,00 per drilled well that was non-productive. The terms of Program also provide that Hoactzin will receive all the working interest in the ten wells in the Program, but will pay an initial fee to the Company of 25% of its working interest revenues net of operating expenses. This is referred to as a management fee but as defined is in the nature of a net profits interest. The fee paid to the Company by Hoactzin will increase to 85% of working interest revenues when net revenues received by Hoactzin reach an agreed payout point of approximately 1.35 times Hoactzin's purchase price (the "Payout Point"). The Company intends to account for funds received for interests in the Program as an offset to oil and gas properties.

The Company has drilled all ten wells in the Program. Of the ten wells drilled, nine were completed as oil producers and are currently producing approximately 106 barrels per day in total. Hoactzin paid a total of $3,850,000 for its interest in the Program resulting in the Payout Point being determined as $5,215,595. The amount paid by Hoactzin for its interest in the Program wells exceeded the Company's actual drilling costs of approximately $2.6 million for the ten wells by more than $1 million.

Although production level of the Program wells will decline with time in accordance with expected decline curves for these types of well, based on the drilling results of the Program wells and the current price of oil; the Program wells are expected to reach the Payout Point in approximately four years solely from the oil revenues from the wells. However, under the terms of its agreement with Hoactzin reaching the Payout Point could be accelerated by the application of 75% of the net proceeds Hoactzin receives from the methane extraction project being developed by the Company's wholly-owned subsidiary, Manufactured Methane Corporation, at the Carter Valley, Tennessee landfill toward reaching the Payout Point. (The methane extraction project is discussed in greater detail below.) Those methane project proceeds when applied will result in the Payout Point being achieved sooner than the estimated four year period based solely upon revenues from the Program wells..

On October 24, 2006 the Company signed a twenty-year Landfill Gas Sale and Purchase Agreement (the "Agreement") with BFI Waste Systems of Tennessee, LLC ("BFI"), an affiliate of Allied Waste Industrial. The Agreement was thereafter assigned to the Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC") and provides that MMC will purchase all the naturally produced gas stream presently being collected and flared at the municipal solid waste landfill in Carter Valley serving the metropolitan area of Kingsport, Tennessee that is owned and operated by BFI in Church Hill, Tennessee. BFI's facility is located about two miles from the Company's existing pipeline serving Eastman Chemical Company ("Eastman"). Contingent upon obtaining suitable financing, the Company plans to acquire and install a proprietary combination of advanced gas treatment technology to extract the methane component of the purchased gas stream. Methane is the principal component of natural gas and makes up about half of the purchased gas stream by volume. The Company plans to construct a small diameter pipeline to deliver the extracted methane gas to the Company's existing pipeline for delivery to Eastman (the "Methane Project").

MMC has placed equipment orders for its first stage of process equipment (cleanup and carbon dioxide removal) and the second stage of process equipment (nitrogen rejection) for the Methane Project. It is anticipated that the total costs for the Project including pipeline construction, will be approximately $4.1 million including costs for compression and interstage controls. The costs of the Methane Project to date have been funded primarily by (a) the money received by the Company from Hoactzin to purchase its interest in the Ten Well Program which exceeded the Company's actual costs of drilling the wells in that Program by more than $1 million (b) cash flow from the Company's operations in the amount of approximately $1 million and (c) $825,000 of the funds the Company borrowed from its credit facility with Sovereign Bank. The Company anticipates that most of the remaining balance of the Methane Project costs will be paid from the Company's cash flow.

The Company anticipates that the equipment ordered by MMC will be manufactured and delivered to allow operations to begin in mid-2008 after equipment installation, testing, and startup procedures are begun. Commercial deliveries of gas will begin when the equipment is installed and tested, the pipeline is constructed and emission permits are obtained. Upon commencement of operations, the methane gas produced by the project facilities will be mixed in the Company's pipeline and delivered and sold to Eastman Chemical Company ("Eastman").

under the terms of the Company's existing natural gas purchase and sale agreement. At current gas production rates and expected extraction efficiencies, when commercial operations of the Project begin, the Company would expect to deliver about 418 MMBtu per day of additional gas to Eastman, which would substantially increase the current volumes of natural gas being delivered to Eastman by the Company from its Swan Creek field. At an assumed sales price of gas of $7 per MMBtu, near the average natural gas price received by the Company in 2007, the anticipated net revenues would be approximately $800,000 per year from the Methane Project based on anticipated volumes and expenses. The gas supply from this project is projected to grow over the years as the underlying operating landfill continues to expand and generate additional naturally produced gas, and for several years following the closing of the landfill, currently estimated by BFI to occur between the years 2022 and 2026.

As part of the Methane Project agreement, the Company agreed to install a new force-main water drainage line for BFI, the landfill owner, in the same two-mile pipeline trench as the gas pipeline needed for the project, reducing overall costs and avoiding environmental effects to private landowners resulting from multiple installations of pipeline. BFI will pay the additional costs for including the water line. Construction of the gas pipeline needed to connect the facility with the Company's existing natural gas pipeline began in January 2008. As a certificated utility, the Company's pipeline subsidiary, TPC, requires no additional permits for the gas pipeline construction. The Company currently anticipates that pipeline construction will be concluded approximately the same time as equipment deliveries and installations occur or in the May to June 2008 time period, subject to weather delays during wintertime construction.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program, pursuant to a separate agreement with the Company was conveyed a 75% net profits interest in the Methane Project. When the Methane Project comes online, the revenues from the Project received by Hoactzin will be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program. When the Payout Point is reached from either the revenues from the wells drilled in the Program or the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to a 7.5% net profits interest. The Company believes that the application of revenues from the Methane Project to reach the Payout Point could accelerate reaching the Payout Point. As stated above, the price paid by Hoactzin for its interest in the Program exceeded the Company's anticipated and actual costs of drilling the ten wells in the Program. Those excess funds provided by Hoactzin were used to pay for approximately $1,000,000 of equipment required for the Methane Project, or about 25% of the Project's capital costs. The availability of the funds provided by Hoactzin eliminated the need for the Company to borrow those funds, to have to pay interest to any lending institution making such loans or to dedicate Company revenues or revenues from the Methane Project to pay such debt service. Accordingly, the grant of a 7.5% interest in the Methane Project to Hoactzin was negotiated by the Company as a favorable element to the Company of the overall transaction.

The Company also announced that on September 17, 2007 it entered into an additional agreement with Hoactzin providing that if the Ten Well Program and the Methane Project interest in combination failed to return net revenues to Hoactzin equal to 25% of the purchase price it paid for its interest in the Ten Well Program (the "Purchase Price") by December 31, 2009, then Hoactzin has an option to exchange up to 20% of its net profits interest in the Methane Project for convertible preferred stock to be issued by the Company with a liquidation value equal to 20% of the Purchase Price less the net proceeds received at the time of any exchange. The conversion option would be set at issuance of the preferred stock at the then twenty-business day trailing average closing price of Company stock on the American Stock Exchange. Hoactzin has a similar option each year after 2009 in which Hoactzin's then-unrecovered Purchase Price at the beginning of the year is not reduced 20% further by the end of that year, using the same conversion option calculation at date of the subsequent year's issuance if any. The Company, however, may in any year make a cash payment from any source in the amount required to prevent such an exchange option for preferred stock from arising. In addition, the conversion right is limited to no more than 19% of the outstanding common shares of the Company. In the event Hoactzin's 75% net profits interest in the Methane Project were fully exchanged for preferred stock, by definition the reduction of that 75% interest to a 7.5% net profits interest that was agreed to occur upon the receipt of 1.3547 of the Purchase Price by Hoactzin could not happen because the larger percentage interest then exchanged, no longer exists to be reduced. Accordingly, Hoactzin would retain no net profits interest in the Methane Project after a full exchange of Hoactzin's 75% net profits interest for preferred stock.

Under this exchange agreement, if no proceeds at all were received by Hoactzin through 2009 or in any year thereafter (i.e. a worst-case scenario already impossible in view of the success of the Ten Well Program), then Hoactzin would have an option to exchange 20% of its interest in the Methane Project in 2010 and each year thereafter for preferred stock with liquidation value of 100% of the Purchase Price (not 135%) convertible at the trailing average price before each year's issuance of the preferred. The maximum number of common shares into which all such preferred could be converted cannot be calculated given the formulaic determination of conversion price based on future stock price. However, assuming for purposes of a calculation example only, a uniform stock price of $.75 per share, the preferred stock would be convertible (at investment $3.7 million for eight of ten producing wells) or 4.93 million common shares, approximately 8.35% of the Company's currently outstanding shares.

However, the Company anticipates that with the demonstrated successful results of the Ten Well Program that the payout of 25% of the Purchase Price will be reached by December 31, 2009 and no requirement to issue preferred stock will arise in 2010. The Company further anticipates that at current oil and gas prices, and at currently expected sales levels of methane gas from the Methane Project to come online in 2008, that the balance of the unrecovered Purchase Price by Hoactzin will also be reduced by at least 20% each year thereafter. Based only on current production from the nine producing wells in the Ten Well Program (i.e. not considering any revenue contribution from the Methane Project), expected decline curves for production, and using current oil prices, the Company expects that by December 2009, Hoactzin will have received approximately 66% of the Purchase Price, far in excess of the 25% required in order to obviate any occasion to exchange its interest in the Methane Project for preferred stock. As a result, the Company believes it is highly unlikely that any obligation to issue preferred stock will arise under the terms of this agreement at any time in the future.

On December 18, 2007, the Company entered into a Management Agreement with Hoactzin. On that same date, the Company also entered into an agreement with Charles Patrick McInturff employing him as a Vice-President of the Company. Pursuant to the Management Agreement with Hoactzin, Mr. McInturff's duties while he is employed as Vice-President of the Company will include the management on behalf of Hoactzin of its working interests in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana. As consideration for the Company entering into the Management Agreement, Hoactzin has agreed that it will be responsible to reimburse the Company for the payment of one-half of Mr. McInturff's salary, as well as certain other benefits he receives during his employment by the Company. In further consideration for the Company's agreement to enter into the Management Agreement, Hoactzin has granted to the Company an option to participate in up to a 15% working interest for a corresponding price of up to 15% of the actual project costs, in any new drilling or work-over activities undertaken on Hoactzin's managed properties during the term of the Management Agreement. The term of the Management Agreement is the earlier of the date Hoactzin sells its interests in its managed properties or 5 years.

Review, Approval or Ratification of Transactions with Related Parties[21]

The Company's Board of Directors has adopted a written Related Party Transactions Approval Policy which is posted on the Company's website at www.tengasco.com. It is the Company's preference to avoid entering into a material related-party transaction if a transaction with a non-related party is available on an equally timely and equally beneficial basis. However, if a Related Party Transaction appears to be in the Company's best interest then it will be approved or ratified if the Board of Directors expressly finds that the terms of the transaction are comparable to or more beneficial to the Company than those that could be obtained in arm's length dealings with an unrelated third party; or, the transaction is approved by the majority of disinterested members of the Company's Board of Directors.

Parent Of Issuer

The Company has no parent.

---

[21] A "Related Party" is any director or executive officer of the Company, any nominee for director, any shareholder known to be the beneficial owner of more than 5% of any class of the Company's voting stock, and any Immediate Family Member of any such Party. "Immediate Family Member" means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a person, and any person (other than a tenant or an employee) sharing the household of such person.

BOARD RECOMMENDATION AND VOTE REQUIRED

For Proposal No. 1 regarding the election of directors, votes may be cast in favor of all nominees, may be withheld with regard to all nominees or may be withheld only with regard to nominees specified by the stockholder. Directors will be elected by a plurality of the votes of the shares of the Company's common stock present in person or represented by proxy, and entitled to vote on the election of directors at a meeting at which a quorum is present. Abstentions are tabulated in determining the votes present at a meeting. Consequently, an abstention has the same effect as a vote against a director-nominee, as each abstention would be one less vote in favor of a director nominee. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. The Board of Directors recommends that stockholders vote "FOR" the nominees set forth above. Unless marked to the contrary, proxies received will be voted FOR the nominees set forth above.

PROPOSAL NO. 2

APPROVAL OF AMENDMENTS TO THE TENGASCO, INC. STOCK INCENTIVE PLAN TO (i) INCREASE THE NUMBER OF SHARES THAT MAY BE ISSUED UNDER THE PLAN AND (ii) EXTEND THE TERM OF THE PLAN

The Board of Directors of the Company on October 25, 2000 adopted the Tengasco, Inc. Stock Incentive Plan (the "Plan") to provide an incentive to key employees, officers, directors and consultants of the Company and its present and future subsidiary corporations, and to offer an additional inducement in obtaining the services of such individuals. The plan was approved by the Company's shareholders on June 26, 2001. The Plan provides for the grant to employees of the Company of "Incentive Stock Options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), Nonqualified Stock Options to outside Directors and consultants to the Company and stock appreciation rights ("SARs").

On May 19, 2005, the Board of Directors, upon recommendation of the Compensation/Stock Option Committee approved an amendment to the Plan which provided for the increase of the aggregate number of shares of common stock that may be issued under the Plan from 1,000,000 shares to 3,500,000 shares. All other terms of the Plan remain unchanged. This Amendment was approved by the Company's shareholders on July 19, 2005.

As of December 31, 2007, there were outstanding options to purchase 2,441,000 shares granted under the Plan and only 39,638 shares remaining available for issuance for options and stock appreciation rights to be granted under the Plan. All options granted under the Plan were granted at an exercise price at least equal to the market price of the Common Stock on the date of the grant of such options. The Stock Option/Compensation had advised the Board of its desire to recommend, subject to shareholder approval to amend the Plan, further grants of options under the Plan to Directors, officers and employees of the Company whose performance in the Committee's discretion warrant the award of such options. Awards made pursuant to the Plan are an integral and critical part of the Company's overall compensation policy for its officers and employees and also provides the Company with greater flexibility and methods in compensating its Directors and consultants. As a result, on February 1, 2008, the Board adopted amendments to the Plan to increase the number of shares of common stock that may be issued under the Plan by an additional 3,500,000 shares and to also increase the term of the Plan which is scheduled to terminate on October 24, 2010 for an additional ten years to October 24, 2020.

Because the number of shares under the Plan as it presently exists are not sufficient to cover future options and/or stock appreciation rights to be awarded and the Plan is scheduled to terminate in a little over two years, at the Annual Meeting, the shareholders will be asked to approve the amendments to the Plan. Shareholder approval of the proposed amendments are required pursuant to the terms of the Plan and the rules and policies of the American Stock Exchange. The purpose of these amendment to the Plan are to insure the continuation of the

Plan which will provide the Company with a greater ability to attract and retain qualified individuals as employees, consultants, officers and directors by the granting of options and stock appreciations rights. In order to attract and retain such individuals the Company needs to be in a position to offer options to acquire shares of the Company's common stock in excess of the present share maximum under the current Plan.

The following summary description of the principal terms of the Plan, does not purport to be complete and is qualified in its entirety by the full text of the Plan, as amended, a copy of which may be obtained without cost upon written request to the Secretary of the Company.

TERMS OF THE PLAN

Administration

The Plan is administered by the Compensation/Stock Option Committee (the "Committee") which is appointed by the Company's Board of Directors.

Eligibility

The Plan provides for the grant to employees of the Company of "Incentive Stock Options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), Nonqualified Stock Options to outside Directors and consultants to the Company and stock appreciation rights ("SARs"). The Plan is open to participation by any person or entity that renders bona fide services to the Company, including, without limitation, (i) a person employed by the Company in a key capacity; (ii) an officer or director (including advisory or other directors) of the Company; and (iii) a person or company engaged by the Company as a consultant or advisor.

In determining the persons to whom Options or SARs shall be granted (hereinafter an individual who receives a grant of an Option or SAR is referred to as the "Recipient") and the number of shares to be covered by each Option or SAR, the Committee takes into account the duties of the respective persons, their past, present and potential contributions to the success of the Company, and such other factors as the Committee shall deem relevant to accomplish the purposes of the Plan.

A Recipient shall be eligible to receive more than one grant of an Option or SAR during the term of the Plan.

Without amending the Plan, the Board of Directors may grant Options and SARs under the Plan to employees of the Company who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those specified in the Plan but consistent with the purpose of the Plan, as it deems necessary and desirable to create equitable opportunities given differences in tax laws of other countries.

Termination of the Plan and Amendment

As presently in effect, no options may be granted under the Plan after October 24, 2010. The Plan may be amended consistent with applicable laws and regulations, suspended or terminated at any time by the Committee. The Committee may decrease the number of shares subject to the Plan and may increase such number but only as a consequence of a stock split, reorganization, merger, recapitalization or other change in the corporate structure of the Company affecting all shares of Common Stock, as more specifically explained in the Plan. No termination or amendment of the Plan shall, without the consent of the Recipient of an existing Option or SAR, adversely affect his rights under such Option or SAR.

Grant of Options and SARs

Each option or SAR granted under the Plan shall be evidenced by a written agreement (the "Agreement") between the Company and the Recipient which shall state the number of shares covered by the option or SAR; the exercise price for the option or the base price for the SAR; and, the period during and times at which the option or SAR shall be exercisable. The Fair Market Value of the Company's Common Stock on the date such Option and SAR is granted shall be the closing price per share of Common Stock on the American Stock Exchange on that day or if the Common Stock is not listed on a national securities exchange it shall be determined by the Committee.

The purchase price of a Nonqualified Stock Option may not be less than 85% of the Fair Market Value of shares of Common Stock underlying such option and the Committee and the Recipient shall also pay the full amount of any required Federal, state or local withholding tax. The Committee may permit the Recipient to pay the withholding tax by having the Company withhold Shares having a Fair Market Value at the time of exercise equal to the amount required to be withheld.

The purchase price of an Incentive Stock Option may not be less than 100% of the Fair Market Value of shares of Common Stock underlying such option and must be exercisable within ten years from the date it was granted. The aggregate Fair Market Value of the shares of Common Stock underlying an Incentive Stock Option which are exercisable during any calendar year during the term of such Option shall not exceed $100,000.

The purchase price of any Incentive Stock Option granted to any Employee of the Company who owns more than 10% of the total combined voting power of all classes of stock of the Company shall be 110% of the Fair Market Value of the shares of Common Stock underlying such option on the date it is granted and such option must be exercisable within 5 years from the date it was granted.

In the event any Option granted as an Incentive Stock Option fails to conform to the applicable requirements, it shall be treated and honored by the Company as a Nonqualified Stock Option.

An SAR may be granted separately, in tandem with or in addition to any option, and may be granted before, simultaneously with or after the grant of an option hereunder.

The Company may, in its sole discretion and without the consent of the Recipient, elect at any time to convert any Option granted under the Plan to a SAR. In the event of such an election, any converted SAR shall remain in effect until the Option involved would have expired under the terms of the Agreement with the Recipient. The value of such a SAR shall be determined using the Fair Market Value of the Shares subject to the Option on the date the Option was first granted. Notice of such an election shall be provided to the Recipient as soon as feasible after the date of the election.

Exercise of Option or SAR

Upon the exercise of an Option, payment of the option purchase price shall be paid in full unless the Agreement permits installment payments. The purchase price for the option shall be paid in cash, or in shares of Common Stock having a Fair Market Value equal to such option price, or in property or in a combination of cash shares and property and, subject to approval of the Committee, may be effected in whole or in part with funds received from the Company at the time of exercise as a compensatory cash payment.

Upon the exercise of an SAR, the Committee shall issue to the Recipient either (1) Shares of Common Stock based on the Fair Market Value on the date of payment (with any fractional Shares to be paid in cash), (2) cash or (3) a combination of Shares and cash, equal in value to the amount payable under the SAR. Any cash payment to be made by the Company may, as determined by the Committee in its sole discretion, be payable in installments over a period of no more than 6 months.

Termination of Association with the Company

In the event a Recipient ceases to be an employee or Director of, or consultant to, the Company (other than for reasons of disability, retirement or death) all Options and SARs granted to the Recipient prior to the date of termination may be exercised at any time within three months after the date of termination, but in no event after the term of the Option or SAR if it expires prior to the end of that three month period. In the event a Recipient's employment, consulting or other relationship is terminated for cause, all Options and SARs previously granted to such Recipient to the extent not previously exercised will terminate immediately.

Death, Disability or Retirement

If a Recipient retires or dies while he is associated with the Company or whose association with the Company is terminated by reason of a permanent and total disability (as defined in Section 22(e) (3) of the Code), any option or SAR granted to the Recipient may be exercised by the Recipient or by the Recipient's estate or by a person who acquired the right to exercise such options or SARs by reason of the death or Disability of the Recipient, at any time within one year after the date of death, disability or retirement of the Recipient unless the term of the Option or SAR expires prior to that time; provided, however, that in the case of an Incentive Stock Option such one-year period shall be limited to three months in the case of retirement.

Laws and Regulations

The obligation of the Company to issue and deliver shares following the exercise of an Option or payment upon the exercise of an SAR under the Plan shall be subject to the condition that the Company be satisfied that the sale and delivery thereof will not violate any Federal or state securities laws or any other applicable laws, rules or regulations.

Discretion as to Awards

The Committee shall have absolute discretion to determine when and to whom grants of Options or SARs under the Plan are to be made, and the number of shares and exercise prices to be awarded. No person shall have any tacit or other right to an award of an Option or SAR unless and until an explicit award under the Plan has been made.

Nature of the Plan

The Plan is strictly compensatory in nature and is not in the nature of savings, dividend reinvestment, profit-sharing or pension plan. Accordingly, the Plan has no assets or funds to be administrated or invested by its administrators. Please note that participants do not and will not own any interest of any kind in the Plan itself.

Tax Matters

ERISA Applicability

The Plan, the award shares and option shares issuable thereunder, are not subject to the Employee Retirement Income Security Act of 1974, as amended.

Federal Income Tax Consequences

Recipients

Options

Options granted under the Plan may be either Nonqualified Stock Options or Incentive Stock Options qualifying under Section 422A of the Code.

Nonqualified Stock Options

A Recipient is not subject to Federal income tax upon the grant of a Nonqualified Stock Option. At the time of exercise, the Recipient will realize compensation income (subject to withholding) to the extent that the then Fair Market Value of the Option Shares exceeds the purchase price of the Option. The amount of such income will constitute an addition to the Recipient's tax basis in the Option Shares. Sale of the Shares will result in capital gain or loss (long-term or short-term) depending on the Recipient's holding period. The Company is entitled to a Federal tax deduction at the same time and to the same extent that the Recipient realizes compensation income.

Incentive Stock Options

Options granted under the Plan denominated as Incentive Stock Options are intended to constitute incentive stock options under Section 422A of the Code. A Recipient is not subject to Federal income tax upon either the grant or exercise of an Incentive Stock Option. If the Recipient holds the shares acquired upon exercise for at least one year after issuance of the Option Shares and until at least two years after grant of the Option (the "Requisite Holding Period"), then the difference between the amount realized on a subsequent sale or other taxable disposition of the shares and the option price will constitute long-term capital gain or loss. To obtain favorable tax treatment, an Incentive Stock Option must be exercised within three months after termination of employment (other than by retirement, disability, or death) with the Company or a 50% subsidiary. To obtain favorable tax treatment, an Incentive Stock Option must be exercised within three months of retirement or within one year of cessation of employment for disability (with no limitation in the case of death), notwithstanding any longer exercise period permitted under the terms of the Plan. The Company will not be entitled to a Federal tax deduction with respect to the grant or exercise of the Incentive Stock Option.

If the Recipient sells the Option Shares acquired under an Incentive Stock Option before the Requisite Holding Period, he or she will be deemed to have made a "disqualifying disposition" of the shares and will realize compensation income in the year of disposition equal to the lesser of the fair market value of the shares at exercise or the amount realized on their disposition over the option price of the shares. (However, if the disposition is by gift or by sale to a related party, the compensation income must be measured by the value of the shares at exercise over the option price.) Any gain recognized upon a disqualifying disposition in excess of the ordinary income portion will constitute either short-term or long-term capital gain. In the event of a disqualifying disposition, the Company will be entitled to a Federal tax deduction in the amount of the compensation income realized by the Recipient.

In addition to the federal income tax consequences described above, a Recipient may be subject to the alternative minimum tax, which is payable to the extent it exceeds the Recipient's regular tax. For this purpose, upon the exercise of an Incentive Stock Option, the excess of the Fair Market Value of the Option Shares over the exercise price for such shares is a tax preference item. In addition, the Recipient's basis in the Option Shares is increased by such amount for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If a Recipient is required to pay an alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including the incentive stock option preference) is allowed as a credit against the Recipient's regular tax liability in subsequent years. To the extent the credit is not used, it is carried forward.

SARs

SARs may be awarded with respect to both Incentive Stock Options and Nonqualified Stock Options under the Plan. A Recipient is not taxed upon the grant of an SAR. A Recipient exercising an SAR for cash will realize compensation income (subject to withholding) in the amount of the cash received. The Company is entitled to a tax deduction at the same time and to the same extent that the Recipient realizes compensation income.

The Company

The grant and exercise of Incentive Stock Options and Nonqualified Stock Options under the Plan generally have no direct tax consequences to the Company. The Company generally will be entitled to a compensation deduction with respect to any ordinary income recognized by a Recipient including income that results from the exercise of a Nonqualified Stock Option, SAR or a disqualifying disposition of an Incentive Stock Option. Any such deduction will be subject to the limitations of Section 162(m) of the Code which generally disallows a public company's tax deduction for compensation to covered employees in excess of $1 million in any tax year beginning on or after January 1, 2004. Compensation that qualifies as "performance-based compensation" is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the company that pays it. The Company believes that the options and SAR's it grants under the Plan will be considered "performance-based" and not subject to the deduction limitations of Section 162(m). Future changes in Section 162(m) or the regulations thereunder may adversely affect the Company's ability to ensure that grants under the Plan will qualify as "performance-based compensation" that is fully deductible by the Company.

The foregoing is only a summary of the effect of federal income taxation upon the Recipient and the Company with respect to grants under the Plan. It does not purport to be complete and does not discuss, among other things, the tax consequences arising in the event of a Recipient's death or the income tax laws of the municipality or state under which the Recipient's income may be taxable.

NEW PLAN BENEFITS

Other than the options previously granted under the Plan as set forth above, any future grants under the Plan are subject to the discretion of the Committee and therefore, are not determinable at this time. Each grant of an Incentive Stock Option will be made at fair market value on the date of the grant; the Company expects that each award other than an Incentive Stock Option will be made with an exercise price at or near the market value of the Company's Common Stock on the day of grant. The value of each such grant depends on the fair market value of the Company's Common Stock on the day of exercise and therefore, can not be determined or estimated at this time. Since neither future grants or the value of such grants under the Plan can be determined at this time a new benefits table, as described in the federal proxy rules, is not provided.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding the number of shares of Common Stock that were subject to outstanding stock options or other compensation plan grants and awards at the end of Fiscal 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding, options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,441,000	$0.30	39,368
Equity compensation plans not approved by security holders	0	N/A	0
Total	2,441,000	$0.30	39,368

BOARD RECOMMENDATION AND VOTE REQUIRED

The Board deems approval of the amendment to the Plan to be in the best interests of the Company and therefore, recommends a vote FOR the amendments to the Plan. If a quorum is present at the annual meeting, the amendments to the Plan will be approved upon the affirmative vote by a majority of votes cast on the proposal, provided that the total votes cast on the proposal represents a majority of the shares entitled to vote on the proposal. Unless otherwise directed by the stockholder giving the proxy, the proxy will be voted for the approval of the amendments to the Plan. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" Proposal No. 2 because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF RODEFER MOSS & CO, PLLC AS INDEPENDENT AUDITORS

The Board of Directors has selected the firm of Rodefer Moss & Co, PLLC ("Rodefer Moss") of Knoxville, Tennessee, independent certified public accountants, to audit the accounts for the Company for fiscal year ending December 31, 2008 ("Fiscal 2008"). Rodefer Moss has audited the Company's financial statements for the past three (3) fiscal years. The Company is advised that neither Rodefer Moss nor any of its partners has any material direct or indirect relationship with the Company. The Board of Directors considers Rodefer Moss to be well qualified for the function of serving as the Company's auditors. Tennessee Law does not require the approval of the selection of auditors by the Company's stockholders, but in view of the importance of the financial statement to stockholders, the Board of Directors deems it desirable that they pass upon its selection of auditors. In the event the stockholders disapprove of the selection, the Board of Directors will consider the selection of other auditors.

AUDIT AND NON-AUDIT FEES

The following table presents the fees for professional audit services rendered by the Company's current independent accountants, Rodefer Moss, for the audit of the Company's annual consolidated financial statements for the fiscal years ended December 31, 2007 and December 31, 2006, and fees for other services rendered by Rodefer Moss during those periods:

Fee Category	Fiscal 2007	Fiscal 2006
Audit Fees	$102,400	$98,400
Audit-Related Fees	$1,950	$0
Tax Fees	$0	$0
All Other Fees	$0	$0
Total Fees	$104,350	$98,400

Audit fees include fees related to the services rendered in connection with the annual audit of the Company's consolidated financial statements, the quarterly reviews of the Company's quarterly reports on Form 10-Q and the reviews of and other services related to registration statements and other offering memoranda.

Audit-related fees are for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of the Company's financial statements.

Tax Fees include (i) tax compliance, (ii) tax advice, (iii) tax planning and (iv) tax reporting.

All Other Fees includes fees for all other services provided by the principal accountants not covered in the other categories such as litigation support, etc.

All of the services for 2006 and 2007 were performed by the full-time, permanent employees of Rodefer Moss.

All of the 2007 services described above were approved by the Audit Committee pursuant to the SEC rule that requires audit committee pre-approval of audit and non-audit services provided by the Company's independent auditors. The Audit Committee considered whether the provisions of such services, including non-audit services, by Rodefer Moss were compatible with maintaining its independence and concluded they were.

BOARD RECOMMENDATION AND VOTE REQUIRED

The Board of Directors recommends that you vote in favor of the above proposal to ratify the appointment of Rodefer Moss & Co, PLLC as independent auditors of the Company for Fiscal 2008. A representative of Rodefer Moss & Co, PLLC is expected to be present at the Annual Meeting with the opportunity to make a statement if he desires to do so, and is expected to be available to respond to appropriate questions.

Ratification will require the affirmative vote of a majority of the shares present and voting at the meeting in person or by proxy. In the event ratification is not provided, the Audit Committee and the Board of Directors will review the future selection of the Company's independent auditors.

Unless otherwise directed by the stockholder giving the proxy, the proxy will be voted for the ratification of the selection by the Board of Directors of Rodefer Moss & Co, PLLC as the Company's independent certified public accountants for Fiscal 2008. Shares voted as abstaining will count as votes cast. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter (i.e., a "broker non-vote"), those shares will not be considered as present and entitled to vote with respect to that matter. An abstention from voting by a stockholder present in person or by proxy at the meeting has the same legal effect as a vote "against" Proposal No. 3 because it represents a share present or represented at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal.

STOCKHOLDERS' PROPOSALS

Proposals of stockholders intended to be presented at the 2008 annual meeting must be received in writing, by the Chief Executive Officer of the Company at its offices by December 26, 2008 in order to be considered for inclusion in the Company's proxy statement relating to that meeting.

SEC rules and regulations provide that if the date of the Company's 2008 Annual Meeting is advanced or delayed more than 30 days from the date of the 2007 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2008 Annual Meeting must be received by the Company within a reasonable time before the Company begins to print and mail the proxy materials for the 2008 Annual Meeting. Upon determination by the Company that the date of the 2008 Annual Meeting will be advanced or delayed by more than 30 days from the date of the 2007 Annual Meeting, the Company will disclose such change in the earliest possible Quarterly Report on Form 10-Q.

By Order of the Board of Directors

Cary V. Sorensen, *Secretary*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT ON FORM 10-K

(Mark one)

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2007** or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _______ to _______.

Commission File No. 1-15555

TENGASCO, INC.

(Name of registrant as specified in its charter)

Tennessee	**87-0267438**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10215 Technology Drive N.W., Knoxville, Tennessee	**37932-3379**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(865) 675-1554.**

Securities registered pursuant to Section 12(b) of the Act: **None.**
Securities registered pursuant to Section 12(g) of the Act: **Common Stock, $.001 par value per share.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation SK is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ] Accelerated Filer [ ] Non-accelerated Filer [ ] (Do not check if a Smaller Reporting Company) Smaller Reporting Company [X]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No **[X]**

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (June 29, 2007 closing price $0.65): **$24,375,566**

State the number of shares outstanding of the registrant's $.001 par value common stock as of the close of business on the latest practicable date (March 3, 2008): **59,155,750**

Documents Incorporated By Reference

The information required by Part III of the Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on June 2, 2008, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

Table of Contents

Page

PART I

Item 1. Business 1

Item 1A. Risk Factors 19

Item 1B. Unresolved Staff Comments 28

Item 2. Properties 28

Item 3. Legal Proceedings 38

Item 4. Submission of Matters to a Vote of Security Holders 38

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 39

Item 6. Selected Financial Data 41

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation 42

Item 7A. Quantitative and Qualitative Disclosures About Market Risk 50

Item 8. Financial Statements and Supplementary Data 51

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 51

Item 9A(T) Controls and Procedures 52

Item 9B. Other Information 53

PART III

Item 10. Directors and Executive Officers and Corporate Governance 54

Item 11. Executive Compensation 54

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 55

Item 13. Certain Relationships and Related Transactions, and Director Independence 56

Item 14. Principal Accountant Fees and Services 56

PART IV

Item 15. Exhibits, Financial Statement and Schedules 56

SIGNATURES 59

FORWARD LOOKING STATEMENTS

The information contained in this Report, in certain instances, includes forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding the Company's "expectations," "anticipations," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for 2007 and thereafter; oil and gas prices; exploration activities; development expenditures; costs of regulatory compliance; environmental matters; technological developments; future products or product development; the Company's products and distribution development strategies; potential acquisitions or strategic alliances; liquidity and anticipated cash needs and availability; prospects for success of capital raising activities; prospects or the market for or price of the Company's common stock; and control of the Company. All forward-looking statements are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from the forward-looking statements. Among the factors that could cause results to differ materially are the factors discussed in "Risk Factors" below in Item 1A of this Report.

Projecting the effects of commodity prices on production and timing of development expenditures includes many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.

PART I

ITEM 1. BUSINESS.

History of the Company.

The Company was initially organized in Utah in 1916 for the purpose of mining, reducing and smelting mineral ores, under the name Gold Deposit Mining & Milling Company and later changed to Onasco Companies, Inc. In 1995, the Company changed its name from Onasco Companies, Inc. by merging into Tengasco, Inc., a Tennessee corporation, formed by the Company solely for this purpose.

Overview

The Company is in the business of exploring for, producing and transporting oil and natural gas in Kansas and Tennessee. The Company leases producing and non-producing properties with a view toward exploration and development and owns pipeline and other infrastructure facilities used to provide transportation services. The Company utilizes seismic technology to improve the discovery of reserves.

In 1998, the Company acquired from AFG Energy, Inc. ("AFG"), a private company, approximately 32,000 acres of leases in the vicinity of Hays, Kansas (the "Kansas Properties"). Included in that acquisition were 273 wells, including 208 working wells, of which 149 were producing oil wells and 59 were producing gas wells; a related 50-mile pipeline and gathering system, three compressors and 11 vehicles. The Company sold the Kansas gas producing wells, gathering system and compressors effective February 1, 2005. During 2007, the Kansas Properties produced an average of 14,860 barrels of oil per month.

The Company's oil and gas leases in Tennessee are located in Hancock, Claiborne, and Jackson counties. The Company has drilled primarily on a portion of its leases known as the Swan Creek Field in Hancock County focused within what is known as the Knox Formation, one of the geologic formations in that field. During 2007 the Company sold an average of 347 thousand cubic feet of natural gas per day and 573 barrels of oil per month from 21 producing gas wells and 5 producing oil wells in the Swan Creek Field.

The Company's wholly-owned subsidiary, Tengasco Pipeline Corporation ("TPC"), owns and operates a 65-mile intrastate pipeline which it constructed to transport natural gas from the Company's Swan Creek Field to customers in Kingsport, Tennessee.

The Company formed a wholly-owned subsidiary on December 27, 2006 named Manufactured Methane Corporation for the purpose of owning and operating treatment and delivery facilities using the latest developments in available technologies for the extraction of methane gas from non-conventional sources for delivery through the nation's existing natural gas pipeline system, including the Company's TPC pipeline system in Tennessee for eventual sale to natural gas customers.

In December 2007 the Company entered into a management agreement with Hoactzin Partners, L.P. ("Hoactzin") to manage Hoactzin's oil and gas properties in the Gulf of Mexico offshore Texas and Louisiana. As consideration for that agreement the Company obtained reimbursement from Hoactzin of a portion of salary and expenses for the Company's Vice President Patrick McInturff, as well as an option to participate in production and exploration activities in Hoactzin's properties and has begun investigating the economics of participation in oil and gas projects in those areas. Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder.

General

1. The Kansas Properties

The Company's Kansas Properties presently include 149 producing oil wells in the vicinity of Hays, Kansas. The Company employs a full time geologist in Kansas to oversee acquisition of new properties, and exploration and exploitation of Kansas Drilling prospects on both newly acquired acreage and existing leases for development. The Company employs a full time production manager to oversee the daily function of all producing wells and to implement the work-over programs employed by the Company to boost production from older wells.

In 2007, the Company continued to focus its exploration and drilling activities in Kansas. In 2007, the Company drilled 16 new wells on its Kansas Properties, of which 9 wells were under the ten well program discussed below in greater detail. Of these new wells, 10 are producing commercial quantities of oil. These new wells are producing approximately 135 barrels of oil per day. The Company also continued in 2007 its program of work-overs of existing wells to increase production. The Company's focus in 2007 on its Kansas oil production and the results achieved by the Company from its ongoing operations, drilling and work-overs are having a positive impact on the Company's reserves resulting in the Company's total proved reserves at December 31, 2007 having more than doubled in value from year-end 2006. Fifty-Six (56%) percent of that increase in reserve growth is attributable to the Company's ongoing operational activities and the new Proved Undeveloped (PUD) future drilling locations that the Company has established as a result of these successes. See, Item 2, "Properties" – "Reserve Analysis" for a more detailed discussion of the Company's reserves.

During 2007, the Company also continued its lease acquisition program in Kansas to acquire oil and gas leases in areas near its previous lease holdings where the Company believes there is a likelihood of additional oil production. The Company continued to collect and analyze substantial seismic data to aid it in its drilling operations. The Company intends in 2008 to continue to acquire additional leases in the area of its existing wells.

A. Kansas Drilling Programs

1. The Ten Well Program

On September 17, 2007, the Company entered into a drilling program with Hoactzin for ten wells consisting of approximately three wildcat wells and seven developmental wells to be drilled on the Company's Kansas Properties (the "Program"). Under the terms of the Program, Hoactzin was to pay the Company $400,000 for each well in the Program completed as a producing well and $250,000 per drilled well that was non-productive. The terms of Program also provide that Hoactzin will receive all the working interest in the ten wells in the Program, but will pay an initial fee to the Company of 25% of its working interest revenues net of operating expenses. This is referred to as a management fee but as defined is in the nature of a net profits interest. The fee paid to the Company by Hoactzin will increase to 85% of working interest revenues when net revenues received by Hoactzin reach an agreed payout point of approximately 1.35 times Hoactzin's purchase price (the "Payout Point"). The Company intends to account for funds received for interests in the Program as an offset to oil and gas properties.

As of the date of this Report, the Company has drilled all ten wells in the Program. Of the ten wells drilled, nine were completed as oil producers and are currently producing approximately 106 barrels per day in total. Hoactzin paid a total of $3,850,000 for its interest in the Program resulting in the Payout Point being determined as $5,215,595. The amount paid by Hoactzin for its interest in the Program wells exceeded the Company's actual drilling costs of approximately $2.8 million for the ten wells by more than $1 million.

Although production level of the Program wells will decline with time in accordance with expected decline curves for these types of wells based on the drilling results of the Program wells and the current price of oil, the Program wells are expected to reach the Payout Point in approximately four years solely from the oil revenues from the wells. However, under the terms of its agreement with Hoactzin reaching the Payout Point could be accelerated by the application of 75% of the net proceeds Hoactzin receives from the methane extraction project being developed by the Company's wholly-owned subsidiary, Manufactured Methane Corporation, at the Carter Valley, Tennessee landfill toward reaching the Payout Point. (The methane extraction project is discussed in greater detail below.) Those methane project proceeds when applied will result in the Payout Point being achieved sooner than the estimated four year period based solely upon revenues from the Program wells.

2. The Eight Well Program

In 2006, the Company drilled the last two wells of an eight-well drilling program in Kansas (the "Eight Well Program"). The Eight Well Program was offered to the holders of the Company's Series A 8% Cumulative Convertible Preferred Stock ("Series A Shares") in exchange for their Series A Shares. This resulted in the participants acquiring approximately an 81% working interest in the eight wells and the Company retaining the remaining 19% working interest. Under the terms of the Eight Well Program, the former Series A shareholders participating in the Eight Well Program were to receive all of the cash flow from their 81% working interest in the eight wells until they recovered 80% of the face value of the Series A Shares they exchanged for their interests in the Eight Well Program. At that point, for the rest of the productive lives of those eight wells, the Company will receive 85% of the cash flow from the 81% working interest in those wells as a management fee and the Series A shareholders will receive the remaining 15% of the cash flow. The Eight Well Program has produced sufficient revenues to the participants so that the management fee to the Company became due in 2007. This had the effect of increasing the Company's net interest in the Program Wells from approximately 19% to an effective 88% interest and resulting in approximately an additional $50,000 in revenues per month to the Company's interest in those wells.

3. The Twelve Well Program

In October, 2005 the Company accepted an exchange from Hoactzin of promissory notes made by the Company in the principal amount of $2,514,000 for a 94.3% working interest in a twelve well drilling program (the "Twelve Well Program") by the Company on its Kansas Properties. The Company retained the remaining 5.7% working interest in the Twelve Well Program. The promissory notes exchanged were originally issued by the Company in connection with loans made to the Company by Dolphin Offshore Partners, L.P. to fund the Company's cash exchange to holders of its Series A, B and C Preferred Stock.

In 2006, the Company drilled four wells in the Twelve Well Program bringing the total number of wells drilled in that Program to six. All but one of those wells is continuing to produce commercial quantities of oil.

On June 29th, 2006 the Company closed a $50,000,000 credit facility with Citibank Texas, N.A. The Company's initial borrowing base was set at $2,600,000 and the Company borrowed that amount on June 29, 2006 and used $1.393 million of the loan proceeds to exercise its option to repurchase from Hoactzin, the Company's obligation to drill the final six wells in the Company's Twelve Well Program. As a result of the repurchase, the Twelve Well Program was converted to a six well program, all of which had been drilled by the Company at the time of the repurchase. Consequently, all well-drilling obligations of the Company under both the Eight Well and Twelve Well Programs with former preferred stockholders as participants have been satisfied. If the Company had not exercised its repurchase option, Hoactzin would have received a 94% working interest in the final six wells of the Twelve Well Program. However, as a result of the repurchase, Hoactzin will now receive only a 6.25% overriding royalty in six Company wells to be drilled, plus an additional 6.25% overriding royalty in the six program wells that had previously been drilled as part of the Twelve Well Program. These overriding royalties were part of the terms agreed upon at the inception of the Twelve Well Program if the repurchase option was exercised.

B. <u>Kansas Production</u>

Gross oil production in 2007 was just slightly less than 2006 resulting from the loss of production in January 2007 due to an electricity outage caused by an ice storm. As a result of that storm, many counties in Kansas, including some counties where the Company has wells, lost power for the entire month of January. Producing wells in those counties were unable to produce without electricity to run the well pumps during the power outage. Consequently, in January 2007 the Company saw production and revenue decline from monthly levels in late 2006. None of the Company's producing wells were physically damaged by the ice storm or by non-production during the absence of power, but the storm did substantially adversely impact production levels and sales in the first two months of 2007 while at the same time causing an increase in expenses. Eventually new poles and lines were rebuilt on a locally massive scale and electrical power was restored, and the Company experienced a rebound of production commencing in March 2007. In 2007, the Company produced 178,311 barrels of oil in Kansas compared to 179,555 in 2006, a decrease of 1,244 barrels for the year. Additionally, the wells in the Eight Well Program reached the reversionary "flip point" in April 2007. This is the point at which the Company started receiving 85% of the participant's interest plus the Company's original interest of (19.6%) for an approximate total net interest to the Company equal to an 88% working interest. In 2007, the wells from the Eight Well Program produced 22,195 gross barrels of oil; the wells in the Twelve Well Program (now converted to a six well program) produced 15,864 gross barrels; wells that were polymered produced 19,502 barrels; and the two new wells drilled produced 2,566 gross barrels in 2007. The Ten Well Program had some limited production in 2007 as wells were being completed through the year-end. During 2007, the Ten Well Program produced 3,649 barrels from 5 wells that were completed by year-end. The five other wells in the Ten Well Program that were drilled in 2007 were completed in 2008. In March 2008 the tenth and final well from the Ten Well Program was drilled and completed as a producer. As of the date of this Report, nine of ten wells drilled in the Program have been completed as producers and are producing approximately 106 barrels per day. During the first half of 2008 the Company expects the reversionary flip point for the Twelve Well Program now converted to a six well program, to be achieved.

There are also additional capital development projects that the Company is considering to increase current oil production with respect to the Kansas Properties, including recompletion of wells and major work-overs. Management has made the decision to simultaneously undertake as many of these projects that can be paid from the Company's current cash flow as soon as the Company is able to obtain third party crews and equipment to perform the work. Workovers done to date on a limited scale have been successful in Kansas. The work-overs included a treatment of wells by injection of polymers (a type of plastic compound) that has sealed off almost all of the water from entering the combined oil/water fluid stream that is naturally produced from the wells, while at the same time increasing the total quantity of crude oil that is actually produced per day from the treated wells. Although there can be no assurances, similar work-overs when completed might reduce water production and its associated removal expense and increase oil production from several of the Company's other existing oil wells in Kansas.

2. The Tennessee Properties

Amoco Production Company, during the late 1970's and early 1980's acquired approximately 50,500 acres of oil and gas leases in the Eastern Overthrust in the Appalachian Basin, including the area now referred to as the Swan Creek Field. In 1982, Amoco successfully drilled two natural gas discovery wells in the Swan Creek Field to the Knox Formation. These wells, once completed, had a high pressure and apparent volume of deliverability of natural gas. In the mid-1980's, however, development of this Field was cost prohibitive due to a substantial decline in worldwide oil and gas prices which was further exacerbated by the high cost of constructing a necessary 23-mile pipeline across three mountain ranges and crossing the environmentally protected Clinch River from Sneedville, Tennessee to deliver gas from the Swan Creek Field to the closest market in Rogersville, Tennessee. In July 1995, the Company concluded a legal action under state law and acquired the Swan Creek leases.

A. Swan Creek Pipeline Facilities

The Company completed Phase I of its pipeline from the Swan Creek Field, a 30-mile pipeline made of six and eight-inch steel pipe running from the Swan Creek Field into the main city gate of Rogersville, Tennessee in 1998. The cost of constructing Phase I of the pipeline was approximately $4,200,000. Construction of Phase II of the Company's pipeline system was completed in 2001. Phase II was an additional 35 miles of eight and 12-inch pipe laid at a cost of approximately $12.1 million, extending the Company's pipeline from a point near the terminus of Phase I and connecting to a meter station at Eastman Chemical Company's ("Eastman") plant in Kingsport, Tennessee. The completed pipeline system extends 65 miles from the Company's Swan Creek Field to Kingsport, Tennessee and was built for a total cost of $16,329,552.

B. Swan Creek Production and Development

Management obtained state regulatory approval in 2003 for drilling additional infield wells in the Swan Creek Field resulting in an increased density of wells. At that time, management expected that an increased density of wells within the existing Swan Creek Field would result in additional reserves in accordance with reservoir engineering standards.

Thereafter, the Company drilled and tested two new infield development wells in the Swan Creek Field. The results of these wells together with the accumulation of data from previously drilled wells and seismic data indicated that drilling new gas wells in the Swan Creek Field would not achieve any significant increase in daily gas production totals from the Field; the current wells in production in the Swan Creek Field would be capable of and would likely produce all the remaining reserves in that Field; and, that only limited additional gas reserves could be added with additional infield developmental drilling. Consequently, the Company has not drilled any new wells in the Swan Creek Field since 2004.

Because no drilling for natural gas directly in Swan Creek is anticipated in the future, the current production levels less decline are the sole value of natural gas reserves and production. The existing production and the current 21wells producing natural gas are showing typical Appalachian production declines, which exhibit a long-lived nature but more modest volumes. The experienced decline in actual production levels from existing wells in the Swan Creek Field from 2006 to 2007 was expected and predictable. Although there can be no assurance, the Company expects these natural rates of decline in the future will be comparable to the decline experienced over the 2006-2007 period, and that ongoing production from existing wells will tend to stabilize near current production levels. Variations in year-end natural gas prices and lack of interest to invest in Swan Creek in the foreseeable future have resulted in an adjustment to the reserve volumes to reflect only the reserves associated with currently producing wells. The company maintains an interest and anticipates drilling additional oil prospects in Swan Creek. It also has an interest in seeking other exploration targets in Tennessee outside of Swan Creek but near the Company's pipeline, with other industry partners.

The deliverability of natural gas from the Swan Creek Field will not be sufficient to satisfy the volumes deliverable under its contracts with Eastman and BAE in Kingsport, Tennessee. The Eastman contract provides that Eastman will buy a minimum of the lesser of eighty percent of that customer's daily usage or 10,000 MMBtu per day, and the BAE contract provides that BAE will buy a minimum of all of that customer's usage or 5,000 MMbtu per day after Eastman's volumes have been provided. In 2007, the Company's volume sold from the field was approximately 347 MMBtu per day. The Company's contracts with these customers are only for natural gas produced from the Swan Creek Field. So long as that field is not capable of supplying these volumes of natural gas, the Company is not in breach or violation of these contracts. No penalty is associated with the inability of the Field to produce the volumes that the Company could deliver and buyers would be obligated to buy under its industrial contracts if the volumes were physically available from the Field. However, in the event that the Company were found to be in breach of its obligations for failure to deliver any volumes of gas that is produced from the Swan Creek Field to either of these customers, the agreements limit potential exposure to damages. Damages are limited to no more than $.40 per MMBtu for any replacement volumes that are proved in a court proceeding as having been obtained to replace volumes required to be furnished but not furnished by the Company.

During 2007, the Company had 21 producing gas wells and 5 producing oil wells in the Swan Creek Field. Sales from the Swan Creek Field during 2007 averaged 347 Mcf per day compared to 378 Mcf per day in 2006.

3. **The Methane Project**

On October 24, 2006 the Company signed a twenty-year Landfill Gas Sale and Purchase Agreement (the "Agreement") with BFI Waste Systems of Tennessee, LLC ("BFI"), an affiliate of Allied Waste Industries. The Agreement was thereafter assigned to the Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC") and provides that MMC will purchase all the naturally produced gas stream presently being collected and flared at the municipal solid waste landfill in Carter Valley serving the metropolitan area of Kingsport, Tennessee that is owned and operated by BFI in Church Hill, Tennessee. BFI's facility is located about two miles from the Company's existing pipeline serving Eastman Chemical Company ("Eastman"). Contingent upon obtaining suitable financing, the Company plans to acquire and install a proprietary combination of advanced gas treatment technology to extract the methane component of the purchased gas stream. Methane is the principal component of natural gas and makes up about half of the purchased gas stream by volume. The Company plans to construct a small diameter pipeline to deliver the extracted methane gas to the Company's existing pipeline for delivery to Eastman (the "Methane Project").

MMC has placed equipment orders for its first stage of process equipment (cleanup and carbon dioxide removal) and the second stage of process equipment (nitrogen rejection) for the Methane Project. It is anticipated that the total costs for the Project including pipeline construction, will be approximately $4.1 million including costs for compression and interstage controls. The costs of the Methane Project to date have been funded primarily by (a) the money received by the Company from Hoactzin to purchase its interest in the Ten Well Program which exceeded the Company's actual costs of drilling the wells in that Program by more than $1 million (b) cash flow from the Company's operations in the amount of approximately $1 million and (c) $825,000 of the funds the Company borrowed from its credit facility with Sovereign Bank. The Company anticipates that most of the remaining balance of the Methane Project costs will be paid from the Company's cash flow.

The Company anticipates that the equipment ordered by MMC will be manufactured and delivered to allow operations to begin in mid-2008 after equipment installation, testing, and startup procedures are begun. Commercial deliveries of gas will begin when the equipment is installed and tested, the pipeline is constructed and emission permits are obtained. Upon commencement of operations, the methane gas produced by the project facilities will be mixed in the Company's pipeline and delivered and sold to Eastman Chemical Company ("Eastman") under the terms of the Company's existing natural gas purchase and sale agreement. At current gas production rates and expected extraction efficiencies, when commercial operations of the Project begin, the Company would expect to deliver about 418 MMBtu per day of additional gas to Eastman, which would substantially increase the current volumes of natural gas being delivered to Eastman by the Company from its Swan Creek field. At an assumed sales price of gas of $7 per MMBtu, near the average natural gas price received by the Company in 2007, the anticipated net revenues would be approximately $800,000 per year from the Methane Project based on anticipated volumes and expenses. The gas supply from this project is projected to grow over the years as the underlying operating landfill continues to expand and generate additional naturally produced gas, and for several years following the closing of the landfill, currently estimated by BFI to occur between the years 2022 and 2026.

As part of the Methane Project agreement, the Company agreed to install a new force-main water drainage line for BFI, the landfill owner, in the same two-mile pipeline trench as the gas pipeline needed for the project, reducing overall costs and avoiding environmental effects to private landowners resulting from multiple installations of pipeline. BFI will pay the additional costs for including the water line. Construction of the gas pipeline needed to connect the facility with the Company's existing natural gas pipeline began in January 2008. As a certificated utility, the Company's pipeline subsidiary, TPC, requires no additional permits for the gas pipeline construction. The Company currently anticipates that pipeline construction will be concluded approximately the same time as equipment deliveries and installations occur or in the May to June 2008 time period, subject to weather delays during wintertime construction.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program, pursuant to a separate agreement with the Company was conveyed a 75% net profits interest in the Methane Project. When the Methane Project comes online, the revenues from the Project received by Hoactzin will be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program. When the Payout Point is reached from either the revenues from the wells drilled in the Program or the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to a

7.5% net profits interest. The Company believes that the application of revenues from the methane project to reach the Payout Point couldaccelerate reaching the Payout Point. As stated above, the price paid by Hoactzin for its interest in the Program exceeded the Company's anticipated and actual costs of drilling the ten wells in the Program. Those excess funds provided by Hoactzin were used to pay for approximately $1,000,000 of equipment required for the Methane Project; or about 25% of the Project's capital costs. The availability of the funds provided by Hoactzin eliminated the need for the Company to borrow those funds, to have to pay interest to any lending institution making such loans or to dedicate Company revenues or revenues from the Methane Project to pay such debt service. Accordingly, the grant of a 7.5% interest in the Methane Project to Hoactzin was negotiated by the Company as a favorable element to the Company of the overall transaction.

4. Management Agreement with Hoactzin

On December 18, 2007, the Company entered into a Management Agreement with Hoactzin. On that same date, the Company also entered into an agreement with Charles Patrick McInturff employing him as a Vice-President of the Company. Pursuant to the Management Agreement with Hoactzin, Mr. McInturff's duties while he is employed as Vice-President of the Company will include the management on behalf of Hoactzin of its working interests in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana. As consideration for the Company entering into the Management Agreement, Hoactzin has agreed that it will be responsible to reimburse the Company for the payment of one-half of Mr. McInturff's salary, as well as certain other benefits he receives during his employment by the Company. In further consideration for the Company's agreement to enter into the Management Agreement, Hoactzin has granted to the Company an option to participate in up to a 15% working interest for a corresponding price of up to 15% of the actual project costs, in any new drilling or work-over activities undertaken on Hoactzin's managed properties during the term of the Management Agreement. The term of the Management Agreement is the earlier of the date Hoactzin sells its interests in its managed properties or 5 years.

5. Other Areas of Development

The Company is seeking to purchase and has attempted to acquire additional existing oil and gas production in the Mid-Continent (USA) area. The Company is particularly interested in areas of Kansas, Oklahoma, and Texas. Although financing plans are uncertain, management believes that when a suitable property becomes available, a combination of such a property with our current reserves would allow the Company to create a financing mechanism that would make a purchase of the property possible. However, there is no assurance that a suitable property will become available or that terms will be established leading to a completion of such a purchase.

The Company has evaluated other geological structures in the East Tennessee area that are similar to the Swan Creek Field. These target evaluations were made using available third party seismic data, the Company's own seismic investigations, and drilling results and geophysical logs from the existing wells in the region. While these areas are of interest, and may be further evaluated at some future time, based on its review to date the Company does not currently intend to actively explore these areas with its own funds. However, the Company may consider entering into partnerships where further exploration and drilling costs can be largely borne by third parties. There can be no assurances that any third party would participate in a drilling program in these structures, that any of these prospects will be drilled, and if they were drilled that they would result in commercial production.

The Company also intends to establish and explore all business opportunities for connection of the pipeline system owned by the Company's subsidiary TPC to other sources of natural gas or gas produced from non-conventional sources so that revenues from third parties for transportation of gas across the pipeline system may be generated. Although no assurances can be made, such connections may also enable the Company to purchase natural gas from other sources and to then market natural gas to new customers in the Kingsport, Tennessee area at retail rates under a franchise agreement already granted to the Company by the City of Kingsport, subject to approval by the Tennessee Regulatory Authority.

The Company also intends to continue to explore other opportunities such as its Methane Project in Church Hill, Tennessee to obtain natural gas or substitutes for natural gas from non-conventional sources if such gas can be economically treated and tendered in commercial volumes for transportation not only through the Company's existing pipeline system but by other delivery mechanisms and through other interstate or intrastate pipelines or local distribution companies for the purposes of supplementing the Company's revenues from the sale of the methane gas produced by these projects.

Governmental Regulations

The Company is subject to numerous state and federal regulations, environmental and otherwise, that may have a substantial negative effect on its ability to operate at a profit. For a discussion of the risks involved as a result of such regulations, see, "Effect of Existing or Probable Governmental Regulations on Business" and "Costs and Effects of Compliance with Environmental Laws" hereinafter in this section.

Principal Products or Services and Markets

The principal markets for the Company's crude oil are local refining companies, local utilities and private industry end-users. The principal markets for the Company's natural gas are local utilities, private industry end-users, and natural gas marketing companies.

Gas production from the Swan Creek Field can presently be delivered through the Company's completed pipeline to the Powell Valley Utility District in Hancock County, Eastman and BAE in Sullivan County, as well as other industrial customers in the Kingsport area. The Company has acquired all necessary regulatory approvals and necessary property rights for the pipeline system. The Company's pipeline cannot only provide transportation service for gas produced from the Company's wells, but could provide transportation of gas for small independent producers in the local area as well or other pipelines that may be connected to the Company's pipeline in the future. The Company could, although there can be no assurance, sell its products to certain local towns, industries and utility districts.

At present, crude oil produced by the Company in Kansas is sold to the Coffeyville Resources Refining and Marketing, LLC ("Coffeyville Refining") in Kansas City, Kansas. Coffeyville Refining is solely responsible for transportation of the oil it purchases. The Company may sell some or all of its production to one or more additional refineries in order to maximize revenues as purchase prices offered by the refineries fluctuate from time to time. Crude oil produced by the Company in Tennessee is sold to the Ashland refinery in Kentucky and is transported to the refinery by contracted truck delivery at the Company's expense.

Drilling Equipment

The Company does not currently own a drilling rig or any related drilling equipment. The Company obtains drilling services as required from time to time from various companies as available in the Swan Creek Field area and various drilling contractors in Kansas.

Distribution Methods of Products or Services

Crude oil is normally delivered to refineries in Tennessee and Kansas by tank truck and natural gas is distributed and transported via pipeline.

Competitive Business Conditions, Competitive Position in the Industry and Methods of Competition

The Company's contemplated oil and gas exploration activities in the States of Tennessee and Kansas will be undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable oil and gas properties for acquisition, the Company will be competing with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's competitive position in the oil and gas industry will be significant as the Company currently exists.

The Company has numerous competitors in the State of Tennessee that are in the business of exploring for and producing oil and natural gas in the Kentucky and East Tennessee areas. Some of these companies are larger than the Company and have greater financial resources. These companies are in competition with the Company for lease positions in the known producing areas in which the Company currently operates, as well as other potential areas of interest.

There are numerous producers in the area of the Kansas Properties. Some are larger with greater financial resources.

Although management does not foresee any difficulties in procuring contracted drilling rigs, several factors, including increased competition in the area, may limit the availability of drilling rigs, rig operators and related personnel and/or equipment in the future. Such limitations would have a natural adverse impact on the profitability of the Company's operations.

The Company anticipates no difficulty in procuring well drilling permits in any state. They are usually issued within one week of application. The Company generally does not apply for a permit until it is actually ready to commence drilling operations.

The prices of the Company's products are controlled by the world oil market and the United States natural gas market. Thus, competitive pricing behaviors are considered unlikely; however, competition in the oil and gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most favorable prices for transporting the product.

Sources and Availability of Raw Materials

Excluding the development of oil and gas reserves and the production of oil and gas, the Company's operations are not dependent on the acquisition of any raw materials.

Dependence On One or a Few Major Customers

The Company is presently dependent upon a small number of customers for the sale of gas from the Swan Creek Field, principally Eastman, and other industrial customers in the Kingsport area with which the Company may enter into gas sales contracts.

At present, crude oil from the Kansas Properties is being purchased at the well and trucked by Coffeyville Refining, which is responsible for transportation of the crude oil purchased. The Company may sell some or all of its production to one or more additional refineries in order to maximize revenues as purchase prices offered by the refineries fluctuate from time to time.

**Patents, Trademarks, Licenses, Franchises, Concessions,
Royalty Agreements or Labor Contracts, Including Duration**

Royalty agreements relating to oil and gas production are standard in the industry. The amount of the Company's royalty payments varies from lease to lease.

Need For Governmental Approval of Principal Products or Services

None of the principal products offered by the Company require governmental approval, although permits are required for drilling oil or gas wells. In addition the transportation service offered by TPC is subject to regulation by the Tennessee Regulatory Authority to the extent of certain construction, safety, tariff rates and charges, and nondiscrimination requirements under state law. These requirements are typical of those imposed on regulated common carriers or utilities in the State of Tennessee or in other states. TPC presently has all required tariffs and approvals necessary to transport natural gas to all customers of the Company.

The City of Kingsport, Tennessee has enacted an ordinance granting to TPC a franchise for twenty years to construct, maintain and operate a gas system to import, transport, and sell natural gas to the City of Kingsport and its inhabitants, institutions and businesses for domestic, commercial, industrial and institutional uses. This ordinance and the franchise agreement it authorizes also require approval of the Tennessee Regulatory Authority under state law. The Company will not initiate the required approval process for the ordinance and franchise agreement until such time that it can supply gas to the City of Kingsport. Although the Company anticipates that regulatory approval would be granted, there can be no assurances that it would be granted, or that such approval would be granted in a timely manner, or that such approval would not be limited in some manner by the Tennessee Regulatory Authority.

Effect of Existing or Probable Governmental Regulations On Business

Exploration and production activities relating to oil and gas leases are subject to numerous environmental laws, rules and regulations. The Federal Clean Water Act requires the Company to construct a fresh water containment barrier between the surface of each drilling site and the underlying water table. This involves the insertion of a seven-inch diameter steel casing into each well, with cement on the outside of the casing. The Company has fully complied with this environmental regulation, the cost of which is approximately $10,000 per well.

The State of Tennessee also requires the posting of a bond to ensure that the Company's wells are properly plugged when abandoned. A separate $2,000 bond is required for each well drilled. The Company currently has the requisite amount of bonds on deposit.

As part of the Company's purchase of the Kansas Properties it acquired a statewide permit to drill in Kansas. Applications under such permit are applied for and issued within one to two weeks prior to drilling. At the present time, the State of Kansas does not require the posting of a bond either for permitting or to insure that the Company's wells are properly plugged when abandoned. All of the wells in the Kansas Properties have all permits required and the Company believes that it is in compliance with the laws of the State of Kansas.

The Company's exploration, production and marketing operations are regulated extensively at the federal, state and local levels. The Company has made and will continue to make expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect the Company's operations and limit the quantity of hydrocarbons it may produce and sell. In addition, at the federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

The Company's operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company owns or leases, and has in the past owned or leased, properties that have been used for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and analogous state laws. Under such laws, the Company could be required to remove or remediate previously released wastes or property contamination.

Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that the Company may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

While management believes that the Company's operations are in substantial compliance with existing requirements of governmental bodies, the Company's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. The Company's current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs or delays in receiving appropriate authorizations.

The Company's Board of Directors has adopted resolutions to form an Environmental Response Policy and Emergency Action Response Policy Program. A plan was adopted which provides for the erection of signs at each well and at strategic locations along the pipeline containing telephone numbers of the Company's office. A list is maintained at the Company's office and at the home of key personnel listing phone numbers for fire, police, emergency services and Company employees who will be needed to deal with emergencies.

The foregoing is only a brief summary of some of the existing environmental laws, rules and regulations to which the Company's business operations are subject, and there are many others, the effects of which could have an adverse impact on the Company. Future legislation in this area will no doubt be enacted and revisions will be made in current laws. No assurance can be given as to what affect these present and future laws, rules and regulations will have on the Company's current and future operations.

Research and Development

The Company has not expended any material amount in research and development activities during the last two fiscal years. The Company, however, spent substantial amounts in 2006 and 2007 for the acquisition of seismic data relating to the Company's Kansas Properties and for three-dimensional analysis of the acquired seismic data for the purpose of determining drilling targets with the maximum likelihood of being commercial producers of oil when drilled.

Number of Total Employees and Number of Full-Time Employees

The Company presently has twenty-seven full time employees and one part-time employee.

Executive Officers of the Registrant

Identification of Executive Officers

The following table sets forth the names of all current executive officers of the Company. These persons will serve until their successors are elected or appointed and qualified, or their prior resignations or terminations.

Name	Positions Held	Date of Initial Election or Designation
Jeffrey E. Bailey 2306 West Gallaher Ferry Knoxville, TN 37932	Chief Executive Officer[1]	6/17/02
Charles Patrick McInturff 7500 San Felipe, Suite 400 Houston, TX 77063	Vice-President	12/18/07
Cary V. Sorensen 5517 Crestwood Drive Knoxville, TN 37914	Vice-President; General Counsel; Secretary	7/9/99
Mark A. Ruth 9400 Hickory Knoll Lane Knoxville, TN 37931	Chief Financial Officer	12/14/98

1 Mr. Bailey is also a director of the Company.

Business Experience[2]

Charles Patrick McInturff is 55 years old. Mr. McInturff received a Bachelor of Science Degree in Civil Engineering from Texas A&M University in 1975. He is a Registered Professional Engineer in Texas and a member of the Society of Petroleum Engineers. Before joining the Company he was Vice President of Operations of Capco Offshore, Inc. and related companies in Houston from October 2006 until December 2007 responsible for managing and supervising offshore operations and work-overs and identification and evaluation of drilling and workover candidates. From 1991 to 2006, he was employed by Ryder Scott Company in Houston performing reservoir studies including determination of oil, gas, condensate and plant product reserves, enhanced recovery and oil and gas property appraisal. For most of the period 1978 to 1991, he worked in various petroleum engineering positions at Union Texas Petroleum Corp. in Midland and Houston, Texas, and Karachi, Pakistan and was responsible for surveillance and engineering on primary and secondary recovery projects as well as design and field supervision of work-overs, pressure-transient tests and completions both onshore and offshore. During that time period he also worked for Global Natural Resources from 1983 to1986 as senior operations engineer responsible for all engineering activities. From 1981 to 1983 he was employed by Belco Petroleum performing reservoir engineering duties including field studies, economic evaluation, reserves estimation, and initiating major field studies on waterflood projects in southwestern Wyoming and west Texas. Mr. McInturff was employed by Exxon Co. USA from 1975 to 1978 primarily with the reservoir engineering group in Midland, Texas performing drilling engineering duties including cost estimation, AFE preparation, drilling programs and field supervision. He was responsible for the surveillance of fifteen Permian Basin oil and gas fields in west Texas using both primary and secondary recovery techniques. On December 18, 2007, he entered into a two-year employment agreement with the Company pursuant to which he will serve as Vice-President of the Company.

Cary V. Sorensen is 59 years old. He is a 1976 graduate of the University of Texas School of Law and has undergraduate and graduate degrees form North Texas State University and Catholic University in Washington, D.C. Prior to joining the Company in July 1999, he had been continuously engaged in the practice of law in Houston, Texas relating to the energy industry since 1977, both in private law firms and a corporate law department, serving for seven years as senior counsel with the litigation department of Enron Corp. before entering private practice in June, 1996. He has represented virtually all of the major oil companies headquartered in Houston as well as local distribution companies and electric utilities in a variety of litigated and administrative cases before state and federal courts and agencies in nine states. These matters involved gas contracts, gas marketing, exploration and production disputes involving royalties or operating interests, land titles, oil pipelines and gas pipeline tariff matters at the state and federal levels, and general operation and regulation of interstate and intrastate gas pipelines. He has served as General Counsel of the Company since July 9, 1999.

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2 The background and business experience of Jeffrey R. Bailey is incorporated by reference from the section entitled "Proposal No. 1: Election of Directors" in the Company's Proxy Statement for the Company's 2008 Annual Meeting of Stockholders.

Mark A. Ruth is 49 years old. He is a Certified Public Accountant with 27 years accounting experience. He received a B.S. degree in accounting with honors from the University of Tennessee at Knoxville. He has served as a project controls engineer for Bechtel Jacobs Company, LLC; business manager and finance officer for Lockheed Martin Energy Systems; settlement department head and senior accountant for the Federal Deposit Insurance Corporation; senior financial analyst/internal auditor for Phillips Consumer Electronics Corporation; and, as an auditor for Arthur Andersen and Company. On December 14, 1998 he became the Company's Chief Financial Officer.

Code of Ethics

The Company's Board of Directors has adopted a Code of Ethics that applies to the Company's financial officers and executive officers, including its Chief Executive Officer and Chief Financial Officer. The Company's Board of Directors has also adopted a Code of Conduct and Ethics for Directors, Officers and Employees. A copy of these codes can be found at the Company's internet website at www.tengasco.com. The Company intends to disclose any amendments to its Codes of Ethics, and any waiver from a provision of the Code of Ethics granted to the Company's President, Chief Financial Officer or persons performing similar functions, on the Company's internet website within five business days following such amendment or waiver. A copy of the Codes of Ethics can be obtained free of charge by writing to: Cary V. Sorensen, Secretary, Tengasco, Inc., 10215 Technology Drive, Suite 301, Knoxville, TN 37922.

Available Information

The Company is a reporting company, as that term is defined under the Securities Acts, and therefore files reports, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K such as this Report, proxy information statements and other materials with the Securities and Exchange Commission ("SEC"). You may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the Company is an electronic filer and files its Reports and information with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically through EDGAR with the SEC, including all of the Company's filings with the SEC. The address of such site is http://www.sec.gov.

The Company's website is located at http://www.tengasco.com. Under the "Finance" section of the website, you may access, free of charge the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 filings (Form 3, 4 and 5) and any amendments to those reports as reasonably practicable after the

Company electronically files such reports with the SEC. The information contained on the Company's website is not part of this Report or any other report filed with the SEC.

ITEM 1A. RISK FACTORS

In addition to the other information included in this Form 10-K, the following risk factors should be considered in evaluating the Company's business and future prospects. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the Company and its business. You should also read the other information included in this Form 10-K, including the financial statements and related notes.

<u>The Company has a History of Significant Losses.</u>

During the early stages of the development of its oil and gas business the Company has had a history of significant losses from operations, in particular its development of the Swan Creek Field, and has an accumulated deficit of $26,645,810 as of December 31, 2007. Although management has substantially reduced its cash operating expenses, these losses have had a material adverse impact on the operations of the Company's business. The Company has been profitable in 2005, 2006, and 2007. However, in the event the Company experiences losses in the future it may curtail the Company's development activities or force the Company to sell some of its assets in an untimely fashion or on less than favorable terms.

The Company's Credit Facility with Sovereign Bank Is Subject to Variable Rates of Interest, Which Could <u>Negatively Impact the Company</u>.

Borrowings under the Company's credit facility with Sovereign Bank of Dallas, Texas ("Sovereign Bank") are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company's debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and its net income and cash flows would decrease. The Company's credit facility agreement contains certain financial covenants based on the Company's performance. If the Company's financial performance results in any of these covenants being violated, Sovereign Bank may choose to require repayment of the outstanding borrowings sooner than currently required by the agreement.

The Company's Borrowing Base under its <u>Credit Facility may be reduced by Sovereign Bank</u>.

The borrowing base under the Company's revolving credit facility with Sovereign Bank will be determined from time to time by the lender, consistent with its customary natural gas and crude oil lending practices. Reductions in estimates of the Company's natural gas and crude oil reserves could result in a reduction in the Company's borrowing base, which would reduce the amount of financial resources available under the Company's revolving credit facility to meet its capital requirements. Such a reduction could be the result of lower commodity prices or production, inability to drill or unfavorable drilling results, changes in natural gas and crude oil reserve engineering, the lenders' inability to agree to an adequate borrowing base or adverse changes in the lenders' practices regarding estimation of reserves. If cash flow from operations or the Company's borrowing base decrease for any reason, the Company's ability to undertake exploration and development activities could be adversely affected. As a result, the Company's ability to replace production may be limited. In addition, if the borrowing base under the Company's Sovereign Bank revolving credit facility is reduced, it would be required to pay down its borrowings under the revolving credit facility so that outstanding borrowings do not exceed the reduced borrowing base. This could further reduce the cash available to the Company for capital spending and, if the Company did not have sufficient capital to reduce its borrowing level, could cause the Company to default under its revolving credit facility with Sovereign Bank.

Declines In Oil or Gas Prices Will Materially
Adversely Affect the Company's Revenues.

The Company's future financial condition and results of operations will depend in large part upon the prices obtainable for the Company's oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond the Company's control. These factors include worldwide political instability (especially in the Middle East and other oil-producing regions), the foreign supply of oil and gas, the price of foreign imports, the level of drilling activity, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. Although oil prices are currently at record high levels which has had a substantial favorable impact on the Company's revenues, there can be no assurances that prices will remain at the current rates or continue to increase as they have during the past year. A substantial or extended decline in oil or gas prices would have a material adverse effect on the Company's financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile. This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving the Company's oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

Risks In Rates Of Oil and Gas Production, Development Expenditures, and Cash Flows May Have a Substantial Impact on the Company's Finances.

Projecting the effects of commodity prices on production, and timing of development expenditures include many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates which would have a significant impact on the Company's financial position.

The Company's Oil and Gas Operations Involve Substantial Costs and are Subject to Various Economic Risks.

The Company's oil and gas oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire new producing properties and to drill exploratory and developmental wells. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause the Company's exploration, development and production activities to be unsuccessful. This could result in a total loss of the Company's investment in such well(s) or property. In addition, the cost and timing of drilling, completing and operating wells is often uncertain.

Shortages of Oil Field Equipment, Services and Qualified Personnel Could Adversely Affect the Company's Results of Operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. The Company does not own any drilling rigs and is dependent upon third parties to obtain and provide such equipment as needed for the Company's drilling activities. There have also been shortages of drilling rigs and other equipment as oil prices have risen and as a result the demand for rigs and equipment increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. These shortages or price increases could adversely affect the Company's profit margin, cash flow, and operating results or restrict the Company's ability to drill wells and conduct ordinary operations.

The Company's Failure to Find or Acquire Additional Reserves Will Result in the Decline of the Company's <u>Reserves Materially From Their Current Levels</u>.

The rate of production from the Company's Kansas oil and Tennessee oil and natural gas properties generally declines as reserves are depleted. Except to the extent that the Company acquires additional properties containing proved reserves, conducts successful exploration and development drilling, or successfully applies new technologies or identifies additional behind-pipe zones or secondary recovery reserves, the Company's proved reserves will decline materially as production from these properties continues. The Company's future oil and natural gas production is therefore highly dependent upon the level of success in acquiring or finding additional reserves or other alternative sources of production.

In addition, the Company's drilling for oil and natural gas may involve unprofitable efforts not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to be commercially profitable after deducting drilling, operating, and other costs. In addition, wells that are profitable may not achieve a targeted rate of return. The Company relies on seismic data and other technologies in identifying prospects and in conducting exploration activities. The seismic data and other technologies used do not allow them to know conclusively prior to drilling a well whether oil or natural gas is present or may be produced economically.

The ultimate cost of drilling, completing and operating a well can adversely affect the economics of a project. Further drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including unexpected drilling conditions, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, environmental and other governmental requirements and the cost of, or shortages or delays in the availability of drilling rigs, equipment, and services.

The Company's Reserve Estimates May Be Subject <u>to Other Material Downward Revisions</u>.

The Company's oil reserve estimates or gas reserve estimates may be subject to material downward revisions for additional reasons other than the factors mentioned in the previous risk factor entitled "The Company's Failure to Find or Acquire Additional Reserves Will Result in the Decline of the Company's Reserves Materially from Their Current Levels." While the future estimates of net cash flows from the Company's proved reserves and their present value are based upon assumptions about future production levels, prices, and costs that may prove to be incorrect over time, those same assumptions, whether or not they prove to be correct, may cause the Company to make drilling or developmental decisions that will result in some or all of the Company's proved reserves to be removed from time to time from the proved reserve categories previously reported by the Company. This may occur because economic expectations or forecasts, together with the Company's limited resources, may cause the Company to determine that drilling or development of certain of its properties may be delayed or may not foreseeably occur, and as a result of such decisions any category of proved reserves relating to those yet undrilled or undeveloped properties may be removed from the Company's reported proved reserves. Consequently, the Company's proved reserves of oil or of gas, or both, may be materially revised downward from time to time. As an example, the Company's proved Swan Creek gas reserves have been revised downward in the past few years as a result of removal of portions of the Company's reported gas reserves from the "proved undeveloped category ("PUD") and the "proved developed nonproducing" ("PDNP") categories because of the Company's determination that additional drilling or development of Swan Creek may not occur in the foreseeable future based on the Company's determination that the economic returns from such drilling or development would not be favorable when compared to the costs and anticipated results of such activity. Although that particular revision at this time will not have a significant impact on overall results of operations in view of the relatively small portion of the Company's current business and assets founded in natural gas (as opposed to oil where reserves have been materially revised upward in the same period), other revisions in gas reserves, or in oil reserves, in the future may be significant and materially reduce oil or gas reserves. In addition, the Company may elect to sell some or all of its oil or gas reserves in the normal course of the Company's business. Any such sale would result in all categories of those proved oil or gas reserves that were sold no longer being reported by the Company..

There is Risk that the Company may be Required to Write-Down the Carrying Value <u>of its Natural Gas and Crude Oil Properties</u>.

The Company uses the full cost method to account for its natural gas and crude oil operations. Accordingly, the Company capitalizes the cost to acquire, explore for and develop natural gas and crude oil properties. Under full cost accounting rules, the net capitalized cost of natural gas and crude oil properties may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%. If net capitalized costs of natural gas and crude oil properties exceed the ceiling limit, the Company must charge the amount of the excess to earnings. This is called a "ceiling limitation write-down." This charge does not impact cash flow from operating activities, but does reduce the Company's stockholders' equity and earnings. The risk that the Company will be required to write-down the carrying value of natural gas and crude oil properties increases when natural gas and crude oil prices are low. In addition, write-downs may occur if the Company experiences substantial downward adjustments to its estimated proved reserves. An expense recorded in one period may not be reversed in a subsequent period even though higher natural gas and crude oil prices may have increased the ceiling applicable to the subsequent period. The Company has not incurred ceiling limitation write-downs in the past. However, we cannot assure you that the Company will not experience ceiling limitation write-downs in the future..

Use of the Company's Net Operating Loss Carryforwards may be Limited.

At December 31, 2007, The Company had, subject to the limitations discussed in this risk factor, substantial amounts of net operating loss carryforwards for U.S. federal income tax purposes. These loss carryforwards will eventually expire if not utilized. In addition, as to a portion of the U.S. net operating loss carryforwards, the amount of such carryforwards that the Company can use annually is limited under U.S. tax laws. Uncertainties exist as to both the calculation of the appropropiate deferred tax assets based upon the existence of these loss carryforwards, as well as the future utilization of the operating loss carryforwards under the criteria set forth under FASB Statement No. 109. In addition, limitations exist upon use of these carryforwards in the event of a change in control of the Company occurs. There are risks that the Company may not be able to utilize some or all of the remaining carryforwards, or that deferred tax assets that were previously booked based upon such carryforwards may be written down or reversed based on future economic factors that may be experienced by the Company. The effect of such writedowns or reversals, if they occur, may be material and substantially adverse.

The Company has Significant Costs to Conform to Government Regulation of the Oil and Gas Industry.

The Company's exploration, production, and marketing operations are regulated extensively at the federal, state and local levels. The Company is currently in compliance with these regulations. In order to maintain its compliance, the Company has made and will have to continue to make substantial expenditures in its efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs. Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect the Company's operations and limit the quantity of hydrocarbons it may produce and sell. In addition, at the federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

The Company also has Significant Costs Related to Environmental Matters.

The Company's operations are also subject to numerous and frequently changing laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. The Company owns or leases, and has owned or leased, properties that have been leased for the exploration and production of oil and gas and these properties and the wastes disposed on these properties may be subject to the Comprehensive Environmental Response, Compensation and Liability Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and similar state laws. Under such laws, the Company could be required to remove or remediate wastes or property contamination.

Laws and regulations protecting the environment have generally become more stringent and, may in some cases, impose "strict liability" for environmental damage. Strict liability means that the Company may be held liable for damage without regard to whether it was negligent or otherwise at fault. Environmental laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and criminal penalties.

The Company's ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. The Company's current permits and authorizations and ability to get future permits and authorizations may be susceptible, on a going forward basis, to increased scrutiny, greater complexity resulting in increased costs or delays in receiving appropriate authorizations.

Insurance Does Not Cover All Risks.

Exploration for and production of oil and natural gas and the Company's transportation and other activities can be hazardous, involving unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life, or damage to property or to the environment. Although the Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be prudent, insurance is not available to the Company against all operational risks.

The Company's Methane Extraction from Non-conventional Reserves Operations Involve Substantial Costs and are Subject to Various Economic, Operational, and Regulatory Risks.

The Company's operations in projects involving the extraction of methane gas from non-conventional reserves such as landfill gas streams, require investment of substantial capital and are subject to the risks typically associated with capital intensive operations, including risks associated with the availability of financing for required equipment, construction schedules, air and water environmental permitting, and locating transportation facilities and customers for the products produced from those operations which may delay or prevent startup of such projects. After startup of commercial operations, the presence of unanticipated pressures or irregularities in constituents of the raw materials used in such projects from time to time, miscalculations or accidents may cause the Company's project activities to be unsuccessful. Although the technologies to be utilized in such projects is believed to be effective and economical, there are operational risks in the use of such technologies in the combination to be utilized by the Company as a result of both the combination of technologies and the early stages of commercial development and use of such technologies for methane extraction from non-conventional sources such as those to be used by the Company. These risks could result in a total or partial loss of the Company's investment in such projects. The economic risks of such projects include the marketing risks resulting from price volatility of the methane gas produced from such projects, which is similar to the price volatility of natural gas. These projects are also subject to the risk that the products manufactured may not be accepted for transportation in common carrier gas transportation facilities although the products meet specified requirements for such transportation, or may be accepted on such terms that reduce the returns of such projects to the Company. These projects are also subject to the risk that the product manufactured may not be accepted by purchasers thereof from time to time and the viability of such projects would be dependent upon the Company's ability to locate a replacement market for physical delivery of the gas produced from the project.

The Company is Not Competitive with
Respect to Acquisitions or Personnel.

The oil and gas business is highly competitive. In seeking any suitable oil and gas properties for acquisition, or drilling rig operators and related personnel and equipment, the Company is a small entity with limited financial resources and may not be able to compete with most other companies, including large oil and gas companies and other independent operators with greater financial and technical resources and longer history and experience in property acquisition and operation.

The Company Depends on Key Personnel,
Whom it May Not be Able to Retain or Recruit.

Jeffrey R. Bailey, the Company's Chief Executive Officer, other members of present management and certain Company employees have substantial expertise in the areas of endeavor presently conducted and to be engaged in by the Company. To the extent that their services become unavailable, the Company would be required to retain other qualified personnel. The Company does not know whether it would be able to recruit and hire qualified persons upon acceptable terms. The Company does not maintain "Key Person" insurance for any of the Company's key employees.

The Company's Operations are Subject to
Changes in the General Economic Conditions.

Virtually all of the Company's operations are subject to the risks and uncertainties of adverse changes in general economic conditions, the outcome of pending and/or potential legal or regulatory proceedings, changes in environmental, tax, labor and other laws and regulations to which the Company is subject, and the condition of the capital markets utilized by the Company to finance its operations.

Being a Public Company Significantly Increases
the Company's Administrative Costs.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and listing requirements subsequently adopted by the American Stock Exchange in response to Sarbanes-Oxley, have required changes in corporate governance practices, internal control policies and audit committee practices of public companies. Although the Company is a relatively small public company these rules, regulations, and requirements for the most part apply to the same extent as they apply to all major publicly traded companies. As a result, they have significantly increased the Company's legal, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly, as well as requiring substantial time and attention of our senior management. The Company expects its continued compliance with these and future rules and regulations to continue to require significant resources. These rules and regulations also may make it more difficult and more expensive for the Company to obtain director and officer liability insurance in the future, and could make it more difficult for it to attract and retain qualified members for the Company's Board of Directors, particularly to serve on its audit committee.

The Company's Chairman of the Board Beneficially Owns
A Substantial Amount of the Company's Common Stock
And Has Significant Influence over the Company's Business.

Peter E. Salas, the Chairman of the Company's Board of Directors, is the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder. At December 31, 2007, Mr. Salas, directly and through Dolphin owned 21,057,492 shares of the Company's common stock and had options granting him the right to acquire an additional 50,000 shares of common stock. His ownership and voting control over approximately 36% of the Company's common stock gives him significant influence on the outcome of corporate transactions or other matters submitted to the Board of Directors or shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets.

Shares Eligible for Future Sale may
Depress the Company's Stock Price.

As of March 3, 2008, the Company had 59,155,750 shares of common stock outstanding of which 21,654,879 shares were held by affiliates and, in addition, 2,841,000 shares of common stock were subject to outstanding options granted under the Tengasco, Inc. Stock Incentive Plan (of which 1,627,000 shares were vested at March 3, 2008).

All of the shares of common stock held by affiliates are restricted or controlled securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The shares of the common stock issuable upon exercise of the stock options have been registered under the Securities Act. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair the Company's ability to raise additional capital through the sale of equity securities.

Future Issuance of Additional Shares of the Company's Common Stock could cause Dilution of Ownership Interests and Adversely Affect Stock Price.

The Company may in the future issue previously authorized and unissued securities, resulting in the dilution of the ownership interests of its current stockholders. The Company is currently authorized to issue a total of 100,000,000 shares of common stock with such rights as determined by the Board of Directors. Of that amount, approximately 59 million shares have been issued. The potential issuance of the approximately 41 million remaining authorized but unissued shares of common stock may create downward pressure on the trading price of the Company's common stock. The Company may also issue additional shares of its common stock or other securities that are convertible into or exercisable for common stock for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of the Company's common stock.

The Company may Issue Shares of Preferred Stock With Greater Rights than Common Stock.

Subject to the rules of The American Stock Exchange, the Company's charter authorizes the board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of the Company's common stock. Any preferred stock that is issued may rank ahead of the Company's common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than the Company's common stock.

ITEM 1.B. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 2. PROPERTIES

Property Location, Facilities, Size and Nature of Ownership

General

The Company leases its principal executive offices, consisting of approximately 4,607 square feet located at 10215 Technology Drive, Suite 301, Knoxville, Tennessee at a rental of $5,279 per month and an office in Hays, Kansas at a rental of $500 per month. The Company has leased office space in Houston, Texas for use by Patrick McInturff, a vice president of the Company, at a rental of $1,000 per month.

Although the Company does not pay taxes on its Swan Creek leases, it pays ad-valorem taxes on its Kansas Properties. The Company has general liability insurance for its Kansas and Tennessee Properties. The Company does not yet have production interest in Texas, but it is anticipated that an opportunity to participate in the properties the Company manages on behalf of Hoactzin Partners, L.P. will be available in the future.

Kansas Properties

The Kansas Properties as of December 31, 2007 contained 192 leases totaling 28,934 acres in the vicinity of Hays, Kansas. The increase in the total volume of acreage of the Company's Kansas Properties from 27,837 acres at the end of 2006 is primarily due to the purchase of two producing leases, the Heyl and RJ Thyfault. The Company focused its drilling, development, and exploration activities in Kansas in 2007 on evaluation of older producing properties, and those properties acquired in 2005 and 2006. Many of these leases, however, are still in effect because they are being held by production. The leases provide for a landowner royalty of 12.5%. Some wells are subject to an overriding royalty interest from 0.5% to 9%. The Company maintains a 100% working interest in most of its older wells and any undrilled acreage in Kansas. The terms for most of the Company's newer leases in Kansas are from three to five years.

Kansas as a whole is of major significance to the Company. The majority of the Company's current reserve value, current production, revenue, and future development objectives are centered in the Company's ongoing interests in Kansas. By using 3-D seismic evaluation on existing locations owned by the Company in Kansas, the Company has added and continues to add proven direct offset locations. As a result of recent higher commodity prices for its oil, the Company has been able to drill from cash flow and attract favorable drilling partner programs in which the Company retains not only a carried beginning interest but a higher-than-industry-standard reversionary interest. The Company expects to continue this mix of company drilling and program drilling depending primarily on future cash flow and future oil prices. Breaking down the Company's assets in Kansas into individual leases produces no apparent stand out leases that appear to be stand-alone principal properties. As a whole, however, our collective central Kansas holdings (see map below) are of major significance and as a group the most materially important segment of the Company as demonstrated by the following facts during the year ending December 31, 2007:

- Kansas accounted for 91.4% of the Company's revenue (i.e. $8,560,097 of $9,368,624.)
- Kansas accounted for 86% of the Company's total production measured in BOE (Barrel of Oil Equivalent)
- Kansas contributes $14.791 million in value of future proven development locations as of year end 2007, compared to just $567,000 in Tennessee

- The Company's focus in 2008 will be to continue with offset seismic development, and leasing activity in Kansas. As a result, the Company's undeveloped location value and total number of locations are expected to grow.

The map below indicates the location of the Company's top six valued leases in Kansas as of December 31, 2007.

TOP SIX VALUED KANSAS LEASES 2007


GRAHAM
ROOKS
OSBORNE
GOVE
TREGO
ELLIS
RUSSELL
NESS
RUSH
BARTON
PAWNEE
HODGEMAN
STAFFORD
EDWARDS
Top Six Valued Leases
1. Croffoot
2. Harrison A
3. Lewis
4. Croffoot B
5. Kraus A
6. Stahl
Tengasco Leases
30
0
30
60
90 mi

The following tables indicate the production from the Company's top six leases in 2007 as well as the reserve value of these leases as of December 31, 2007. By comparing these tables with the tables below showing the total production from the Kansas Properties in 2007 and the Company's aggregate reserve value as of December 31, 2007, it is apparent that none of the

Company's Kansas leases are on their own significant properties, but that they must all be viewed as a whole to appreciate their significance to the Company's operations.

Largest Kansas Leases by Production

	Total Oil Production 2007		**185,188 Barrels**	
	LEASE	**2007 Gross Production barrels**	**Company Net Revenue Interest**	**Percentage of Total Oil Production**
1	Croffoot B	11,509	0.8203124	6%
2	Harrison A	9,537	0.875	5%
3	Stahl	7,407	0.84375	4%
4	Croffoot	7,360	0.861328	4%
5	Lewis	4,994	0.875	3%
6	Kraus A	4,239	0.8203125	2%

Largest Kansas Lease by Reserve Value

(All Reserve Values are Stated in $1000's)
(ALL "VALUES" ARE STATED IN STANDARDIZED MEASURE OF FUTURE CASH FLOWS)

	Value Of Company Proved Reserves				**$53,627,085**
Map #	**LEASE** (Number of Producing Wells)	**Proved Producing Value**	**Proved Undeveloped Value**	**Lease Total Value**	**Percentage of Total Lease Value to Company Proved Reserves**
1	Croffoot (4)	$2,210.84	$1,322,99	**$3,533.84**	7%
2	Harrison A (5)	$2,205.43	$502.97	**$2,708.40**	5%
3	Lewis (3)	$1,522.53	$943.85	**$2,466.38**	5%
4	Croffoot B (6)	$1,646.58	$733.52	**$2,380.10**	4%
5	Kraus A (4)	$1,473.18	$377.73	**$1,850.91**	3%
6	Stahl (4)	$1,249.79	$401.24	**$1,651.03**	3%

Tennessee Properties

The Company's Swan Creek leases are on approximately 6,675 acres in Hancock, Claiborne and Jackson Counties in Tennessee. The decrease in the total volume of acreage of the Company's Swan Creek leases from 8,635 acres at the end of 2006 is primarily due to the Company not renewing leases that were not in production. The initial terms of the Company's Swan Creek leases vary from one to five years.

Working interest owners in oil and gas wells in which the Company has working interests are entitled to market their respective shares of production to purchasers other than purchasers with whom the Company has contracted. Absent such contractual arrangements being made by the working interest owners, the Company is authorized but is not required to provide a market for oil or gas attributable to working interest owners' production. At this time, the Company has not agreed to market gas for any working interest owner to customers other than customers of the Company. If the Company were to agree to market gas for working interest owners to customers other than the Company's customers, the Company would have to agree, at that time, to the terms of such marketing arrangements and it is possible that as a result of such arrangements, the Company's revenues from such production may be correspondingly reduced. If the working interest owners make their own arrangements to market their natural gas to other end users along the Company's pipeline, such gas would be transported by TPC at published tariff rates. The current published tariff rate, is for firm transportation at a demand or "reservation" charge of five cents per MMBtu per day plus a commodity charge of $0.80 per MMBtu. If the working interest owners do not market their production, either independently or through the Company, then their interest will be treated as not yet produced and will be balanced either when marketing arrangements are made by such working interest owners or when the well ceases to produce in accordance with customary industry practice.

Reserve Analyses

The Company's estimated total net proved reserves of oil and natural gas as of December 31, 2007, and the present values of estimated future net revenues attributable to those reserves as of those dates, are presented in the following table. These estimates were prepared by LaRoche Petroleum Consultants, Ltd. ("LaRoche") of Houston, Texas, and are part of their reserve reports on the Company's oil and gas properties. LaRoche and its employees and its registered petroleum engineers have no interest in the Company and performed those services at their standard rates. Laroche's estimates were based on a review of geologic, economic, ownership and engineering data that they were provided by the Company. In estimating the reserve quantities that are economically recoverable, end-of-period natural gas and oil prices, held constant, were used. In accordance with SEC regulations, no price or cost escalation or reduction was considered.

	Total Proved Reserves as of December 31, 2007			
	Producing	**Non-producing**	**Undeveloped**	**Total**
Natural gas (MMcf)	1,130	3.528	0	1,134
Oil (Bbls)	1,604,607	7,726	663,637	2,275,970
Total proved reserves (BOE)	1,792,940	8,314	663,637	2,464,970
Standardized measure of discounted future net cash flow	$37,803,144	$ 466,726	$ 15,357,217	$ 53,627,086

SEC regulations require that the natural gas and oil prices used in Laroche's reserve reports are the period-end prices for natural gas and oil at December 31, 2007. These prices are held constant in accordance with SEC guidelines for the life of the wells included in the reserve reports but are adjusted by lease for energy content, quality, transportation, compression and gathering fees, and regional price differentials. The weighted average oil and natural gas prices after basis adjustments used in our reserve valuation as of December 31, 2007 were $85.44 per barrel and $7.21 per Mcf.

The prices used in calculating the estimated future net revenue attributable to proved reserves do not reflect market prices for natural gas and oil production sold subsequent to December 31, 2007. There can be no assurance that all of the estimated proved reserves will be produced and sold at the assumed prices. Accordingly, the foregoing prices should not be interpreted as a prediction of future prices.

The standardized measure of future net cash flows associated with total proved reserves as of December 31, 2007 is stated to be $53,627,086. The LaRoche Report indicates the "proven developed producing" reserves for the Company as of December 31, 2007 to be as follows: net production volumes of 1,604,607 barrels of oil and 1,130 MMCF of gas compared to 1,358,532 barrels of oil and 1,264 MMCF of gas as reported by the Company at the end of 2006. The standardized measure of future net cash flows associated with total proved producing reserves as of December 31, 2007 is stated to be $37,803,144. The increase in oil reserves from 2006 to 2007 is reflective of the Company's increased drilling activities in Kansas in 2007 and future drilling plans including 39 future wells at proved undeveloped (PUD) locations. The decrease in gas reserves from 2005 is due primarily to the Company's determination not to drill any new wells in its Swan Creek Field and the drop in the price used to calculate the gas reserves from $8.33 per Mcf in 2006 to $7.21 per Mcf in 2007. For additional information concerning our estimated proved reserves, the standardized measure of discounted future net cash flows of the proved reserves at December 31, 2007, 2006 and 2005, and the changes in quantities and standardized measure of such reserves for each of the three years then ended; see Note 20 to our consolidated financial statements.

In substance, the LaRoche Report used estimates of oil and gas reserves based upon standard petroleum engineering methods which include production data, decline curve analysis, volumetric calculations, pressure history, analogy, various correlations and technical factors. Information for this purpose was obtained from owners of interests in the areas involved, state regulatory agencies, commercial services, outside operators and files of LaRoche. The net reserve values in the Report were adjusted to take into account the working interests that have been sold by the Company in various wells.

The Company believes that the reserve analysis reports prepared by LaRoche for the Company's Kansas and Tennessee Properties provide an essential basis for review and consideration of the Company's producing properties by all potential industry partners and all financial institutions across the country. It is standard in the industry for reserve analyses such as these to be used as a basis for financing of drilling costs.

The Company has not filed the Report prepared by LaRoche or any other reserve reports with any Federal authority or agency other than the SEC. The Company, however, has filed the information in the Report of the Company's reserves with the Energy Information Service of the Department of Energy in compliance with that agency's statutory function of surveying oil and gas reserves nationwide.

The term "Proved Oil and Gas Reserves" is defined in Rule 4-10(a) (2) of Regulation S-X promulgated by the SEC as follows:

> 2. Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
>
> i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
>
> ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program

in the reservoir, provides support for the engineering analysis on which the project or program was based.

iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as indicated additional reserves; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Production

The following tables summarize for the past three fiscal years the volumes of oil and gas produced, the Company's operating costs and the Company's average sales prices for its oil and gas. The information includes volumes produced to royalty interests or other parties' working interest.

KANSAS					
Year Ended December 31	**Production**		**Cost of Production (per BOE)[3]**	**Average Sales Price**	
	Oil (Bbl)	**Gas (Mcf)[4]**		**Oil (Bbl)**	**Gas (Per Mcf)**
2007	178,311	-0-	$16.97	$85.53	-0-
2006	179,556	-0-	$13.05	$56.69	-0-
2005	128,765	20,729	$15.33	$53.48	$5.02

3 A "BOE is a barrel of oil equivalent. A barrel of oil contains approximately 6 Mcf of natural gas by heating content. The volumes of gas produced have been converted into "barrels of oil equivalent" for the purposes of calculating costs of production.

4 Figures in this column reflect the fact that the Company sold all of the gas producing wells on its Kansas Properties on March 4, 2005 effective as of February 1, 2005. Thus, gas production is only through January 2005.

TENNESSEE					
Year Ended December 31	**Production**		**Cost of Production (per BOE)**	**Average Sales Price**	
	Oil (Bbl)	**Gas (Mcf)**		**Oil (Bbl)**	**Gas (Per Mcf)**
2007	6,877	117,129	$26.42	$82.71	$7.21
2006	9,633	138,078	$14.97	$54.81	$8.33
2005	10,818	183,400	$18.86	$53.90	$8.74

Oil and Gas Drilling Activities

Kansas

In 2007, the Company drilled 16 new wells in Kansas, 15 of which were drilled in the third and fourth quarters. These wells included nine wells drilled in the Ten Well Program. The Company has a 100% working interest in the remaining seven wells drilled in Kansas in 2007. All wells drilled in 2007 have produced in the aggregate a cumulative total of 6,215 barrels of oil.

The results of the wells drilled in Kansas as of December 31, 2007 are set out in the following table. Unless otherwise indicated the Company has a 100% working interest in the wells.

NAME OF WELL	**DATE COMPLETED**	**CUMULATIVE PRODUCTION (Bbl)**
Mai #1	2-18-07	Dry Hole – Plugged (exploratory)
Lowry B #1	5-22-07	Dry Hole – Plugged
Dirks #2	7-9-2007	749.00
Howard #1	7-5-07	Dry Hole – Plugged (exploratory)
Hobrock #5	8-7-2007	1817.00
Veverka #1	8-17-07	Dry Hole – Plugged
Gilliland #1	8-28-07	Dry Hole – Plugged (exploratory)
Stahl A #1	10-16-2007	795.00*
Croffoot AA #1	10-19-2007	1285.00*
Veverka A #1	11-16-2007	75.00*
Croffoot BB #1	11-15-2007	863.00*
Howard #2	11-8-07	Dry Hole – Plugged* (exploratory)
Nutsch #1	12-6-2007	631.00*
Green #1	12-27-2007	0* (Exploration Discovery)

Veverka A #2	1-4-2008	0*
McElaney #1	1-24-08	0*(Exploration Discovery)

* Part of the Ten Well Program

The Company continues to pursue incremental production increases where possible in the older wells, by using recompletion techniques to enhance production from currently producing intervals.

Tennessee

In 2007, the Company did not drill any new wells in the Swan Creek Field. The Company has signed a farmout agreement allowing the drilling of shale gas wells in leased areas surrounding the Swan Creek Field. The Company believes that drilling new gas wells in the Field will not contribute to achieving any significant increase in daily gas production totals from the Field. As a result, the Company does not have any plans at the present time to drill any new gas wells in the Swan Creek Field.

Gross and Net Wells

The following tables set forth for the fiscal years ending December 31, 2005, 2006, and 2007 the number of gross and net development wells drilled by the Company. The wells drilled in 2007 refer to the nine wells drilled in the Ten Well Program as well as seven other wells drilled in Kansas in which the Company has a 100% working interest. The term gross wells means the total number of wells in which the Company owns an interest, while the term net wells means the sum of the fractional working interests the Company owns in gross wells.

	YEAR ENDED DECEMBER 31					
	2007		2006		2005	
	Gross	Net	Gross	Net	Gross	Net
Kansas						
Productive Wells	10	4.0	9	5.055	7	0.9175
Dry Holes	6	5.25	1	.056	2	0.2163
Tennessee						
Productive Wells	0	0	0	0	0	0
Dry Holes	0	0	0	0	0	0

Productive Wells

The following table sets forth information regarding the number of productive wells in which the Company held a working interest as of December 31, 2007. Productive wells are either producing wells or wells capable of commercial production although currently shut-in. One or more completions in the same bore hole are counted as one well.

	GAS		OIL	
	Gross	Net	Gross	Net
Kansas	0	0	182	142
Tennessee	21	16.3	4	3.5

Developed and Undeveloped Oil and Gas Acreage

As of December 31, 2007, the Company owned working interests in the following developed and undeveloped oil and gas acreage. Net acres refer to the Company's interest less the interest of royalty and other working interest owners.

	DEVELOPED		UNDEVELOPED	
	Gross Acres	Net Acres	Gross Acres	Net Acres
Kansas	12,150	10,002	16,784	13,285
Tennessee	1,525	1,250	5,151	4,224

ITEM 3. LEGAL PROCEEDINGS

The Company is not a party to any pending material legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company, which would have a result materially adverse to the Company. To the knowledge of management, no director, executive officer or affiliate of the Company or owner of record or beneficially of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock is listed on the American Stock Exchange ("AMEX") under the symbol TGC. The range of high and low closing prices for shares of common stock of the Company during the fiscal years ended December 31, 2007 and December 31, 2006 are set forth below.

For the Quarters Ending	High	Low
March 31, 2007	$ 0.83	$ 0.69
June 30, 2007	0.76	0.59
September 30, 2007	0.80	0.59
December 31, 2007	0.81	0.50
March 31, 2006	$ 1.18	$ 0.42
June 30, 2006	1.93	1.02
September 30, 2006	1.41	0.71
December 31, 2006	1.05	0.70

Holders

As of March 3, 2008 the number of shareholders of record of the Company's common stock was 333 and management believes that there are approximately 6,133 beneficial owners of the Company's common stock.

Dividends

The Company did not pay any dividends with respect to the Company's common stock in 2007 and has no present plans to declare any further dividends with respect to its common stock.

Recent Sales of Unregistered Securities

During the fourth quarter of fiscal 2007, the Company issued 6,832 shares of its common stock pursuant to the exercise of warrants issued by the Company to a member of the plaintiff class as part of the settlement of the action entitled *Paul Miller v. M. E. Ratliff and Tengasco, Inc.*, United States District Court for the Eastern District of Tennessee, Knoxville, Docket Number 3:02-CV-644. Those warrants are exercisable for a period of three years from date of issue at $0.45 per share and are exempt from registration pursuant to section 3(a) (10) of the Securities Act of 1933, as amended. Any unregistered equity securities that were sold or issued by the Company during the first three quarters of Fiscal 2007 were previously reported in Reports filed by the Company with the SEC.

Purchases of Equity Securities by the Company
<u>And Affiliated Purchasers</u>

Neither the Company nor any of its affiliates repurchased any of the Company's equity securities during 2007.

<u>Equity Compensation Plan Information</u>

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding the Company's equity compensation plans.

<u>Performance Graph</u>

The graph below compares the cumulative total stockholder return on the Company's common stock with the cumulative total stockholder return of (1) the American Stock Exchange Index and (2) the Standard Industrial Code Index for the Crude Petroleum and Natural Gas Industry, assuming an investment in each of $100 on December 31, 2002. The performance graph represents past performance and should not be considered to be an indication of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE COMPANIES, PEER GROUPS, INDUSTRY INDEXES AND/OR BROAD MARKETS

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG TENGASCO INCORPORATED,
AMEX MARKET INDEX AND SIC CODE INDEX



DOLLARS
600
550
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
TENGASCO INCORPORATED
SIC CODE INDEX
AMEX MARKET INDEX

ASSUMES $100 INVESTED ON DEC. 31, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2007

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from the Company's financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

Year Ended December 31,

	2007	2006	2005	2004	2003
Income Statement Data:					
Oil and Gas Revenues	$9,300,144	$8,896,036	$7,067,790	$6,013,374	$6,040,872
Production Cost and Taxes	$4,322,833	$3,287,233	$3,046,460	$3,364,429	$3,412,201
General and Administrative	$1,417,001	$1,293,109	$1,322,616	$1,777,183	$1,486,280
Interest Expense	$ 333,198	$ 168,590	$ 472,655	$1,367,180	$1,120,738
Net Income/Loss	$3,510,322	$2,141,364	$1,088,028	$(1,994,025)	$(3,197,662)
Net Income/Loss Attributable to Common Stockholders	$3,510,322	$2,141,364	$1,088,028	$(1,994,025)	$(3,451,580)
Net Income/Loss Attributable to Common Stockholder Per Share	$ 0.06	$ 0.04	$ 0.02	$ (0.05)	$ (0.29)

Year Ended December 31,[5,6]

	2007	2006	2005	2004	2003
Balance Sheet Data:					
Working Capital Surplus (Deficit)	$ 2,473,476[7]	$872,507	$(1,334,744)	$(6,753,721)	$(10,822,717)
Oil and Gas Properties, Net	$13,209,601	$12,703,629	$ 9,675,977	$ 12,826,903	$12,989,443
Pipeline Facilities, Net	$12,916,667	$13,460,667	$13,994,453	$ 14,602,639	$15,139,789
Total Assets	$34,281,549	$28,454,338	$25,908,616	$ 28,209,749	$30,604,240
Long-Term Debt	$ 4,315,773	$ 2,730,534	$ 117,912	$ 1,940,890	$ 6,256,818
Redeemable Preferred Stock	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Stockholders Equity	$28,102,871	$24,420,205	$ 21,961,454	$18,349,687	$11,251,871

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company incurred a net income to holders of common stock of $3,510,322 or $0.06 per share in 2007 compared to a net income of $2,141,364 or $0.04 per share in 2006 and compared to a net income of $1,088,028 or $0.02 per share in 2005. The Company recognized a tax benefit for net operating loss carry forwards in the amount of $2,100,000 in 2007.

The Company realized revenues of $9,368,624 in 2007 compared to $9,001,681 in 2006 and compared to $7,172,876 in 2005. Revenues increased $366,943 from 2006 due primarily to an increase in oil prices in Kansas; prices averaged $66.42 in 2007 and 60.84 in 2006. Gross oil production in 2007 was just slightly less than 2006 resulting from the loss of production in January 2007 due to the electricity outage during an ice storm. As a result of that storm, many counties in Kansas, including some counties where the Company has wells, lost power for the entire month of January. Producing wells in those counties were unable to produce without electricity to run the well pumps during the power outage. Consequently in January 2007 the Company saw production and revenue decline from monthly levels in late 2006. None of the Company's producing wells were physically damaged by the ice storm or by non-

[5] No cash dividends have been declared or paid by the Company for the periods presented.

[6] On July 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150 under which mandatorily redeemable preferred stock shall be reclassified at estimated fair value to a liability. Thus, in 2003, it was determined that each of the Company's series of preferred stock qualifies as shares subject to mandatory redemption and should be classified as a liability.

[7] The Company's working capital surplus of 2,473.476 was attributable to high commodity prices as well as an increase in the borrowing base by $900,000 on December 17, 2007 and the funding of the Ten Well Program. The Company has expended approximately $1.5 million of these funds subsequent to year-end on the Methane Project and completing the Ten Well Program.

production during the absence of power, but the storm did substantially adversely impact production levels and sales in the first two months of 2007 while at the same time causing an increase in expenses. Eventually new poles and lines were rebuilt on a locally massive scale and electrical power was restored, and the Company experienced a rebound of production commencing in March 2007.

In 2007 the Company produced 178,311 barrels of oil in Kansas compared to 179,555 in 2006, a decrease of 1,244 barrels for the year. Additionally, the wells in the Eight Well Program (former Series "A") reached the reversionary "flip point" in April 2007. This is the point at which the Company started receiving 85% of the participant's interest plus our original interest of (19.3%) for an approximate total net interest to the Company equal to an 88% interest. In 2007 those wells produced 22,195 gross barrels of oil; the wells in the Twelve Well Program (former Series "B") now converted to a six well program produced 15,864 gross barrels; wells polymered produced 19,502 barrels; and, the two new wells drilled produced 2,566 gross barrels in 2007. During 2007 the Company drilled 9 of the 10 wells in the Ten Well Program and produced 3,649 barrels from the 5 wells that were completed by year-end. The other three wells that were drilled in 2007 were then completed in 2008. In March 2008, the tenth and final well in the Ten Well Program was both drilled and completed as a producer. As of the date of this report, nine of ten wells drilled in the Ten Well Program have been completed as producers and are producing approximately 106 barrels per day. During the first half of 2008 the Company expects the reversionary flip point for the Twelve Well Program (former Series "B") now converted to a six well program, to be achieved.

Gas prices received for sales of gas from the Swan Creek Field averaged $6.86 per Mcf in 2007, $7.27 per Mcf in 2006 and $8.74 per Mcf in 2005. Oil prices received for sales of oil from the Swan Creek field averaged $64.81 per barrel in 2007, and $60.39 per barrel in 2006, and $53.90 per barrel in 2005.

Production costs and taxes in 2007 increased to $4,322,833 from $3,287,233 in 2006 and $3,046,460 in 2005. The difference is due to increased work-overs to increase production, increased taxes, and overall cost increases of supplies in the industry.

Depletion, depreciation, and amortization for 2007 was $1,631,468, a decrease from $1,911,416 in 2006 due to production volumes added to future reserves from drilling activities. Depletion, depreciation, and amortization increased to $1,911,416 in 2006 from $1,605,043 in 2005. The increase in 2006 was due to a change in focus by the Company toward drilling in Kansas rather than in Tennessee, therefore removing drilling and development locations in Tennessee.

The Company's general and administrative costs of $1,417,001 in 2007 remained generally consistent with 2006 levels of $1,293,109 and 2005 levels of $1,322,616. The 2007, 2006 and 2005 costs included non-cash charges related to stock options of $116,476, $159,160 and $103,400 respectively.

The increase in interest expense in 2007 relates to the borrowing base increase of the Citibank credit facility in 2007. Interest expense for 2006 decreased significantly over 2005 levels. This was due to the conversion of the Company's preferred stock, which was subject to mandatory redemption, into either interest in a drilling program, common stock or cash payoffs. As of December 31, 2006, the Company's only debt financing were vehicle loans totaling $195,801 and the CitiBank loan of $2,600,000.

The Company's public relations costs remained stable at $21,605 for 2007, compared to $26,037 for 2006 and $30,020 for 2005 as the Company continued to apply cost saving methods in the preparation of its annual report and in publishing of press releases.

Professional fees in 2007 were $232,197 compared to $173,932 in 2006. This was due to the Company commencing its review of its internal controls over its financial reporting in accordance with Item 308(T) of Regulation S-K. Professional fees in 2006 decreased from 2005 levels as the Company's litigation was settled.

The Company recorded a deferred tax asset of $2,100,000 in 2007 relating to the Company's net operating loss carry forwards. The Company recorded a gain on disposal of preferred stock of $655,746 in 2005.

Liquidity and Capital Resources

On June 29, 2006, the Company closed a $50,000,000 revolving senior credit facility between the Company and Citibank Texas, N.A. in its own capacity and also as agent for other banks. Under the facility, loans and letters of credit were available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $50,000,000 or the borrowing base in effect from time to time. The Company's initial borrowing base was set at $2,600,000. The initial loan under the facility with Citibank closed on June 29, 2006 in the principal amount of $2.6 million, bearing interest at a floating rate equal to LIBOR plus 2.5%, resulting in interest of approximately 8.2%. Interest only was payable during the term of the loan and the principal balance of the loan is due thirty-six months from closing. The facility is secured by a lien on substantially all of the Company's producing and non-producing oil and gas properties and pipeline assets.

The Company used $1.393 million of the proceeds of the $2.6 million loan from Citibank to exercise the Company's option to repurchase from Hoactzin Partners, L.P. ("Hoactzin"), the Company's obligation to drill for Hoactzin the final six wells of the Company's Twelve Well Program. Peter E. Salas, the Chairman of the Board of Directors of the Company, is the controlling person of Hoactzin. He is also the sole shareholder and controlling person of Dolphin Management, Inc., the general partner of Dolphin Offshore Partners, L.P., which is the Company's largest shareholder. A detailed description of the Twelve Well Program is set forth In "Item 1 – Business" under the subheading "Kansas Drilling Programs".

If the Company had not exercised its repurchase option, Hoactzin would have received a 94% working interest in the final six wells of the Twelve Well Program until payout as established under the terms of the Twelve Well Program. However, as a result of the terms of the repurchase option, Hoactzin will receive only a 6.25% overriding royalty in the next six Company wells to be drilled, plus an additional 6.25% overriding royalty in the six Program Wells that have previously been drilled. As a further result of the repurchase, the Twelve Well Program was converted into a six well program, and because six wells had been drilled by the Company as of June 30, 2006 the drilling obligation in this program was satisfied upon exercise of the repurchase option. Consequently, as of June 30, 2006, all well-drilling obligations of the Company owed to participants have been satisfied as to the Twelve Well Program (offered to Hoactzin and converted to a 6-well program upon the Company's repurchase of the obligation to drill the last six wells as described above) as well as the Company's earlier Eight Well Program (offered to the former Series A preferred stockholders).

Under the terms of the Eight Well Program and Twelve (now Six) Well program, upon payment to the participants of 80% of the value invested in the Program from proceeds from production, the participants will pay the Company a management fee of 85% of their proceeds. As to the Eight Well Program, that point was reached in April 2007 resulting in an increase in revenues from these wells to the Company of approximately $50,000 per month at current volumes and prices. As to the Twelve (now 6) Well Program, that point is expected to be reached during the first half of 2008. It is anticipated, based upon current volumes and prices that this will result in an increase in revenues to the Company of approximately $50,000 per month.

On April 19, 2007 the Company borrowed an additional $700,000 from Citibank under the existing Citibank revolving credit facility. The additional borrowing resulted from Citibank's increase in the Company's borrowing base under the credit facility from $2.6 million to $3.3 million as a result of Citibank's periodic borrowing base review conducted under the terms of credit facility. With the additional borrowing, the Company had borrowed the full amount of the $3.3 million borrowing base which was available to it under the Citibank revolving credit facility. Repayment of this additional sum was subject to the terms and conditions of the Citibank credit facility. The additional amount borrowed was used for additional development of the Company's producing properties.

On December 17, 2007, Citibank assigned the Company's revolving credit facility with Citibank to Sovereign Bank of Dallas, Texas ("Sovereign") as requested by the Company.

Under the facility as assigned to Sovereign, loans and letters of credit will be available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $20 million or the Company's borrowing base in effect from time to time. The Company's initial borrowing base with Sovereign was set at $7.0 million, an increase from its borrowing base of $3.3 million with Citibank prior to the assignment.

The Company's initial borrowing on December 17, 2007 under its new facility with Sovereign was approximately $4.2 million which will bear interest at a floating rate equal to prime as published in the Wall Street Journal plus 0.25% resulting in a current interest rate of approximately 7.5%. Interest only is payable during the term of the loan and the principal balance of the loan is due December 31, 2010. The Sovereign facility is secured by substantially all of the Company's producing and non-producing oil and gas properties and pipeline and the Company's Methane Project assets.

The Company used a portion of the $4.2 million borrowed from Sovereign to pay off the funds it previously borrowed from Citibank. The remaining $900,000 borrowed from Sovereign was used to pay bank fees and attorney fees relating to the assignment in the amount of approximately $75,000 and the balance of approximately $825,000 was used to pay a portion of the purchase price for equipment to be utilized in the Methane Project currently under construction in Church Hill, Tennessee by MMC, the Company's wholly-owned subsidiary. See, "Item 1 - Business" under the subheading "The Methane Project".

Net cash provided by operating activities for 2007 was $3,446,677 compared to net cash provided by operating activities of $4,353,966 in 2006. The Company's net income in 2007 increased to $3,510,322 from $2,141,364 in 2006. The impact on cash provided by operating activities was due to the net income for 2007 and was increased by non-cash depletion, depreciation, and amortization of $1,631,468 and by non-cash compensation and services paid by insurance of equity instruments of $116,476. Cash flow provided in working capital items in 2007 was $211,742 compared to cash provided by working capital items of $122,152 in 2006. The Company's net income for 2007 included a non-cash deferred tax asset for net operating loss carry forwards of $2,100,000.

Net cash provided by operating activities for 2006 was $4,353,966 compared to net cash provided by operating activities of $2,113,763 in 2005. The Company's net income in 2006 increased to $2,141,364 from $1,088,028 in 2005. The impact on cash provided by operating activities was due to the net income for 2006 and was increased by non-cash depletion, depreciation, and amortization of $1,911,416 and by non-cash compensation and services paid by insurance of equity instruments of $159,160. Cash flow provided in working capital items in 2006 was $122,152 compared to cash used in working capital items of $209,601 in 2005. This resulted in 2006 from decreases from 2005 in accounts receivable of $434,565 offset by a decrease in other accrued liabilities of $251,327.

Net cash used in investing activities amounted to $3,145,764 for 2007 compared to net cash used in investment activities in the amount of $4,413,185 for 2006. The decrease in net cash used in investing activities during 2006 was primarily attributable to an increase in oil and gas properties of $5,190,611 offset by drilling program funds received of $3,850,000 and an increase in additions to methane project of $1,649,710.

Net cash used in investing activities amounted to $4,413,185 for 2006 compared to net cash provided by investment activities in the amount of $2,166,854 for 2005. The increase in net cash used in investing activities during 2006 was primarily attributable to an increase in oil and gas properties of $5,239,862 offset by a decreased drilling program portion of additional drilling costs of $1,067,400.

Net cash provided by financing activities increased to $1,556,261 in 2007 from cash provided by financing activities of $167,915 in 2006. In 2007 the primary sources of financing included proceeds from borrowings of $1,687,236 compared to $2,732,145 in 2006. The primary use of cash in financing activities in 2006 was to repay the drilling program liability of $2,324,400.

Net cash provided by financing activities increased to $167,915 in 2006 from cash used in financing activities of $4,287,383 in 2005. In 2006 the primary sources of financing included proceeds from borrowings of $2,732,145 compared to $155,075 in 2005. The primary use of cash in financing activities in 2006 was to repay the drilling program liability of $2,324,400.

Critical Accounting Policies

The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, which requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. The Company considers the following policies to be the most critical in understanding the judgments that are involved in preparing the Company's financial statements and the uncertainties that could impact the Company's results of operations, financial condition and cash flows.

Revenue Recognition

The Company recognizes revenues based on actual volumes of oil and gas sold and delivered to its customers. Natural gas meters are placed at the customers' location and usage is billed each month. Crude oil is stored and at the time of delivery to the customers, revenues are recognized.

Full Cost Method of Accounting

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration and development activities. Under this method, all productive and non-productive costs incurred in connection with the acquisition of, exploration for and development of oil and gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, day rate rentals and the costs of drilling, completing and equipping oil and gas wells. Costs, however, associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and gas properties. Gains or losses are recognized only upon sales or dispositions of significant amounts of oil and gas reserves representing an entire cost center. Proceeds from all other sales or dispositions are treated as reductions to capitalized costs. The capitalized oil and gas property, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of: (a) the present value of estimated future net revenues computed by applying current prices in effect as of the balance sheet date (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) the cost of investments in unevaluated properties excluded from the costs being amortized. No ceiling write-downs were recorded in 2007, 2006 or 2005.

Oil and Gas Reserves/Depletion Depreciation
And Amortization of Oil and Gas Properties

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred.

The Company's proved oil and gas reserves as of December 31, 2007 were determined by LaRoche Petroleum Consultants, Ltd. Projecting the effects of commodity prices on production, and timing of development expenditures includes many factors beyond the Company's control. The future estimates of net cash flows from the Company's proved reserves and their present value are based upon various assumptions about future production levels, prices, and costs that may prove to be incorrect over time. Any significant variance from assumptions could result in the actual future net cash flows being materially different from the estimates.

Asset Retirement Obligations

The Company is required to record the effects of contractual or other legal obligations on well abandonments for capping and plugging wells. Management periodically reviews the estimate of the timing of the wells' closure as well as the estimated closing costs, discounted at the credit adjusted risk free rate of 12%. Quarterly, management accretes the 12% discount into the liability and makes other adjustments to the liability for well retirements incurred during the period.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return, including issues relating to financial statement recognition and measurement. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is more than 50 percent likely to be recognized upon ultimate settlement with the taxing authority, is recorded. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Consistent with the requirements of FIN 48, the Company adopted FIN 48 on January 1, 2007. The Company does not expect the interpretation will have an impact on its results of operations or financial position.

In September 2006, the Securities and Exchange Commission staff published Staff Accounting Bulletin SAB No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 in the fourth quarter of 2006. Adoption did not have an impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company continues to evaluate the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities — As amended" ("SFAS 159"). SFAS 159 permits entities to elect to report eligible financial instruments at fair value subject to conditions stated in the pronouncement including adoption of SFAS 157 discussed above. The purpose of SFAS 159 is to improve financial reporting by mitigating volatility in earnings related to current reporting requirements. The Company is considering the applicability of SFAS 159 and will determine if adoption is appropriate. The effective date for SFAS 159 is for fiscal years beginning after November 15, 2007.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at December 31, 2007:

Payments Due By Period

Contractual Obligations	Total	Less than 1year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations[8]	$4,373,660	57,887	$4,315,773	$-0-	$-0-
Capital Lease Obligations	$-0-	$-0-	$-0-	$-0-	$-0-
Operating Lease Obligations[9]	$31,673	$31,673	$-0-	$-0-	$-0-
Purchase Obligations	$-0-	$-0-	$-0-	$-0-	$-0-
Other Long-Term Liabilities	$-0-	$-0-	$-0-	$-0-	$-0-
Total	$4,405,333	$89,560	$4,315,773	$-0-	$-0-

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Commodity Risk

The Company's major market risk exposure is in the pricing applicable to its oil and gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to natural gas production. Historically, prices received for oil and gas production have been volatile and unpredictable and price volatility is expected to continue. Monthly oil price realizations ranged from a low of $49.05 per barrel to a high of $89.18 per barrel during 2007. Gas price realizations ranged from a monthly low of $5.43 per Mcf to a monthly high of $7.59 per Mcf during the same period. The Company did not enter into any hedging agreements in 2007 to limit exposure to oil and gas price fluctuations.

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8 See, Note 7 to Consolidated Financial Statements in Item 8 of this Report.

9 See, Note 8 to Consolidated Financial Statements in Item 8 of this Report.

Interest Rate Risk

At December 31, 2007, the Company had debt outstanding of approximately $4,373,660 including, as of that date, $4,200,000 owed on its credit facility with Citibank Texas, N. A., which was assigned on December 17, 2007 to Sovereign Bank. The interest rate on the credit facility is variable at a rate equal to LIBOR plus 2.5%. The Company's remaining debt of $173,660 has fixed interest rates ranging from 5.5% to 8.25%. As a result, the Company's annual interest costs in 2007 fluctuated based on short-term interest rates on approximately 96% of its total debt outstanding at December 31, 2007. The impact on interest expense and the Company's cash flows of a 10 percent increase in the interest rate on the Sovereign Bank credit facility would be approximately $29,400, assuming borrowed amounts under the credit facility remained at the same amount owed as of December 31, 2007. The Company did not have any open derivative contracts relating to interest rates at December 31, 2007.

Forward-Looking Statements and Risk

Certain statements in this report, including statements of the future plans, objectives, and expected performance of the Company, are forward-looking statements that are dependent upon certain events, risks and uncertainties that may be outside the Company's control, and which could cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, the market prices of oil and gas, economic and competitive conditions, inflation rates, legislative and regulatory changes, financial market conditions, political and economic uncertainties of foreign governments, future business decisions, and other uncertainties, all of which are difficult to predict.

There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from estimates. The drilling of exploratory wells can involve significant risks, including those related to timing, success rates and cost overruns. Lease and rig availability, complex geology and other factors can also affect these risks. Additionally, fluctuations in oil and gas prices, or a prolonged period of low prices, may substantially adversely affect the Company's financial position, results of operations and cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data commence on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A (T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Principal Financial Officer, and other members of management team have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on such evaluation, the Company's Chief Executive Officer and Principal Financial Officer have concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this Report, were adequate and effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Internal control over financial reporting refers to the process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 as required by the Securities Exchange Act of 1934 Rule 13a-15(c). In making this assessment, the Company's management used the criteria set forth in the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring organizations of the Treadway Commission ("COSO"). Based on the evaluation conducted under the framework in "Internal Control – Integrated Framework," issued by COSO the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

This report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness into future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls

There have been no changes to the Company's system of internal control over financial reporting during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's system of controls over financial reporting.

As part of a continuing effort to improve the Company's business processes management is evaluating its internal controls and may update certain controls to accommodate any modifications to its business processes or accounting procedures.

ITEM 9B. OTHER INFORMATION

The Company's 2008 Annual Meeting of Stockholders will be held on June 2, 2008 at 9:00 a.m. at the Homewood Suites by Hilton, 10935 Turkey Drive, Knoxville, Tennessee 37922. Proposals of stockholders sought to be presented at the 2008 annual meeting must be received in writing, by the Chief Executive Officer of the Company at the Company's offices by the close of business on April 4, 2008 in order to be considered for inclusion in the Company's proxy statement relating to that meeting.

PART III

Certain information required by Part III of this Report is incorporated by reference from the Company's definitive proxy statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2008 Annual Meeting of Stockholders (the "Proxy Statement").

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to the Company's directors is incorporated by reference to the information in the section entitled "Proposal No. 1: Election of Directors" in the Proxy Statement.

The information required by this Item with respect to corporate governance regarding the Nominating Committee and Audit Committee of the Board of Directors is incorporated by reference from the section entitled "Board of Directors - Committees" in the Proxy Statement.

The information required by this Item with respect to disclosure of any known late filing or failure by an insider to file a report required by Section 16 of the Exchange Act is incorporated by reference to the information in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

The information required by this Item with respect to the identification and background of the Company's executive officers and the Company's code of ethics is set forth in Item 1 of this Report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the information in the sections entitled "Executive Compensation", "Compensation/Stock Option Committee Interlocking and Insider Participation" and "Compensation Committee Report" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required by this Item regarding security ownership of certain beneficial owners and directors and officers is incorporated by reference from the sections entitled "Voting Securities and Principal Holders" and "Beneficial Ownership of Directors and Officers" in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth information regarding the Company's equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding, options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,441,000	$0.30	39,368
Equity compensation plans not approved by security holders[10]	0	n/a	0
Total	2,441,000	$0.30	39,638

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10 Refers to Tengasco, Inc. Stock Incentive Plan (the "Plan") which was adopted to provide an incentive to key employees, officers, directors and consultants of the Company and its present and future subsidiary corporations, and to offer an additional inducement in obtaining the services of such individuals. The Plan provides for the grant to employees of the Company of "Incentive Stock Options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, Nonqualified Stock Options to outside Directors and consultants to the Company and stock appreciation rights. The plan was approved by the Company's shareholders on June 26, 2001. Initially, the Plan provided for the issuance of a maximum of 1,000,000 shares of the Company's $.001 par value common stock. Thereafter, the Company's Board of Directors adopted and the shareholders approved an amendment to the Plan to increase the aggregate number of shares that may be issued under the Plan from 1,000,000 shares to 3,500,000 shares. On February 1, 2008, the Company's Board of Directors adopted further amendments to the Plan to increase the number of shares that may be issued under the Plan by 3,500,000 shares and to extend the Plan for another 10 years from October 24, 2010 to October 24, 2020. The Company's shareholders will be requested to vote to approve these amendments at the upcoming Annual Meeting of the Company's shareholders to be held on June 2, 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item as to transactions between the Company and related persons is incorporated by reference from the section entitled "Certain Transactions" in the Proxy Statement.

The information required by this Item as to the independence of the Company's directors and members of the committees of the Company's Board of Directors is incorporated by reference from the section entitled "Board of Directors" and the subsections thereunder entitled "Director Independence" and "Committees", set forth in "Proposal No. 1: Election of Directors" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information required by this Item is incorporated by reference from the information in the section entitled "Proposal No. 2: Ratification of Selection of Rodefer Moss & Co, PLLC as Independent Auditors" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. The following documents are filed as part of this Report:

1. Financial Statements:

Consolidated Balance Sheets
Consolidated Income Statements
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

2. Financial Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits.

The following exhibits are filed with, or incorporated by reference into this Report:

Exhibit Index

Exhibit Number	Description
3.1	Charter (Incorporated by reference to Exhibit 3.7 to the registrant's registration statement on Form 10-SB filed August 7, 1997 (the "Form 10-SB"))
3.2	Articles of Merger and Plan of Merger (taking into account the formation of the Tennessee wholly-owned subsidiary for the purpose of changing the Company's domicile and effecting reverse split) (Incorporated by reference to Exhibit 3.8 to the Form 10-SB)
3.3	Articles of Amendment to the Charter dated June 24, 1998 (Incorporated by reference to Exhibit 3.9 to the registrant's annual report on Form 10-KSB filed April 15, 1999 (the "1998 Form 10-KSB"))
3.4	Articles of Amendment to the Charter dated October 30, 1998 (Incorporated by reference to Exhibit 3.10 to the 1998 Form 10-KSB)
3.5	Articles of Amendment to the Charter filed March 17, 2000 (Incorporated by reference to Exhibit 3.11 to the registrant's annual report on Form 10-KSB filed April 14, 2000 (the "1999 Form 10-KSB"))
3.6	By-laws (Incorporated by reference to Exhibit 3.2 to the Form 10-SB)
3.7	Amendment and Restated By-laws dated May 19, 2005 (Incorporated by reference to the registrant's annual report on Form 10-K for the year ended December 31, 2005)
4.1	Form of Rights Certificate Incorporated by reference to registrant's statement on Form S-1 filed February 13, 2004 Registration File No. 333-109784 (the "Form S-1")
10.1	Natural Gas Sales Agreement dated November 18, 1999 between Tengasco, Inc. and Eastman Chemical Company (Incorporated by reference to Exhibit 10.10 to the registrant's current report on Form 8-K filed November 23, 1999)
10.2	Amendment Agreement between Eastman Chemical Company and Tengasco, Inc. dated March 27, 2000 (Incorporated by reference to Exhibit 10.14 to the registrant's 1999 Form 10-KSB)
10.3	Natural Gas Sales Agreement between Tengasco, Inc. and BAE SYSTEMS Ordnance Systems Inc. dated March 30, 2001 (Incorporated by reference to Exhibit 10.20 to the 2000 Form 10-KSB)
10.4	Tengasco, Inc. Incentive Stock Plan (Incorporated by reference to Exhibit 4.1 to the registrant's registration statement on Form S-8 filed October 26, 2000)
10.5	Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation to Dolphin Offshore Partners, LP dated May 18, 2004 in the principal amount of $2,500,000 (Incorporated by reference to Exhibit 10.47 to the registrant's quarterly report on Form 10-Q filed May 20, 2004)
10.6	Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation to Dolphin Offshore Partners, LP dated December 30, 2004 in the principal amount of $550,000 (Incorporated by reference from to Exhibit 10.19 to the registrant's Annual Report on Form 10-K filed March 31, 2005)
10.7	Asset Purchase Agreement dated March 4, 2005 between Tengasco, Inc. and Bear Petroleum, Inc. (Incorporated by reference to Exhibit 10.1 the registrant's current report on Form 8-K dated March 9, 2005 (the "March 9, 2005 Form 8-K")
10.8	Assignment and Bill of Sale between Tengasco, Inc. and Bear Petroleum, Inc. (Incorporated by reference to Exhibit 10.2 to the March 9, 2005 Form 8-K)
10.9	Amended and Restated Promissory Note made by Tengasco, Inc. and Tengasco

	Pipeline Corporation to Dolphin Offshore Partners, LP dated May 19, 2005 in the principal amount of, $700,000 ((Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated May 23, 2005)
10.10	Amendment to the Tengasco, Inc. Stock Incentive Plan dated May 19, 2005 (Incorporated by reference to Exhibit 4.2 to the registrant's registration statement on Form S-8 filed June 3, 2005)
10.11	Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation to Dolphin Offshore Partners, LP dated August 22, 2005 in the principal amount of $1,814,000 (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated August 22, 2005 (the "August 22, 2005 8-K"))
10.12	Amended and Restated Promissory Note made by Tengasco, Inc. and Tengasco Pipeline Corporation dated August 18, 2005 in the principal amount of $700,000 (Incorporated by reference to Exhibit 10.2 to the August 22, 2005 8-K.)
10.13	Subscription Agreement of Hoactzin Partners, L.P. for a 94.275% working interest in the Company's twelve well drilling program on its Kansas Properties. (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated October 5, 2005)
10.14	Loan and Security Agreement dated as of June 29, 2006 between Tengasco, Inc. and Citibank Texas, N.A. (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated June 29, 2006)
10.15*	Subscription Agreement of Hoactzin Partners, L.P. for the Company's ten well drilling program on its Kansas Properties dated August 3, 2007.
10.16*	Agreement and Conveyance of Net Profits Interest dated September 17, 2007 between Manufactured Methane Corporation as Grantor and Hoactzin Partners, LP as Grantee.
10.17*	Agreement for Conditional Option for Exchange of Net Profits Interest for Convertible Preferred Stock dated September 17, 2007 between Tengasco, Inc., as Grantor and Hoactzin Partners, L.P., as Grantee.
10.18*	Assignment of Notes and Liens Dated December 17, 2007 between Citibank, N.A., as Assignor, Sovereign Bank, as Assignee and Tengasco, Inc., Tengasco Land & Mineral Corporation and Tengasco Pipeline Corporation as Debtors
10.19	Employment Agreement dated December 18, 2007 between Tengasco, Inc. and Charles Patrick McInturff (Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K dated December 18, 2007)
10.20*	Management Agreement dated December 18, 2007 between Tengasco, Inc. and Hoactzin Partners, L.P.
14	Code of Ethics (Incorporated by reference to Exhibit 14 to the registrant's annual report on Form 10-K filed March 30, 2004)
17.1	Letter of resignation of Clarke H. Bailey as a Director of the Company dated March 27, 2007 (Incorporated by reference to Exhibit 17.1 to the registrant's current report on Form 8-K dated March 27, 2007)
21*	List of subsidiaries
23.1*	Consent of LaRoche Petroleum Consultants, Ltd.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Exhibit filed with this Report

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2008

TENGASCO, INC.
(Registrant)

By: s/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

By: s/Mark A. Ruth
Mark A. Ruth,
Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in their capacities and on the dates indicated.

Signature	Title	Date
s/Jeffrey R. Bailey Jeffrey R. Bailey	Director; Chief Executive Officer	March 31, 2008
s/Matthew K. Behrent Matthew K. Behrent	Director	March 31, 2008
s/John A. Clendening John A. Clendening	Director	March 31, 2008
s/Carlos P. Salas Carlos P. Salas	Director	March 31, 2008
s/Peter E. Salas Peter E. Salas	Director	March 31, 2008
s/Mark A. Ruth Mark A. Ruth	Principal and Financial Accounting Officer	March 31, 2008

Tengasco, Inc.
and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm	F-3
Consolidated Financial Statements	
Consolidated Balance Sheets	F-4 – F-5
Consolidated Income Statements	F-6
Consolidated Statements of Stockholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9 – F-32

RM RODEFER MOSS
rodefer moss & co, pllc

> CERTIFIED PUBLIC ACCOUNTANTS
> BUSINESS ADVISORS
> TECHNOLOGY CONSULTANTS

608 Mabry Hood Road
Knoxville, TN 37932

865.583.0091 phone
865.583.0560 fax

www.rodefermoss.com

Board of Directors and Stockholders
Tengasco, Inc. and Subsidiaries
Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Tengasco, Inc. and Subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tengasco, Inc. and Subsidiaries as of December 31, 2007 and 2006 and the results of their operations and cash flows the three years then ended in conformity with accounting principles generally accepted in the United States of America.

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
March 27, 2008

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31,	2007	2006
Assets		
Current		
Cash and cash equivalents	$ **2,226,839**	$ 369,665
Accounts receivable	**1,057,148**	719,840
Participant receivables	**49,872**	13,008
Inventory	**460,365**	550,522
Other current assets	**11,056**	11,056
Total current assets	**3,805,280**	1,664,091
Restricted cash	**120,500**	120,500
Loan fees	**223,733**	237,738
Oil and gas properties, net (on the basis of full cost accounting)	**13,209,601**	12,703,629
Pipeline facilities, net of accumulated depreciation of $3,423,099 and $2,879,099	**12,916,667**	13,460,667
Other property and equipment, net	**256,058**	267,713
Deferred Tax Asset,	**2,100,000**	-
Methane Project	**1,649,710**	-
	$ **34,281,549**	$ 28,454,338

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Balance Sheets

December 31,	2007	2006
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long term debt	$ 57,887	$ 65,267
Accounts payable	903,238	687,475
Accrued interest payable	10,005	8,432
Other accrued liabilities	360,674	30,410
Total current liabilities	1,331,804	791,584
Asset retirement obligations	531,101	512,015
Long term debt, less current maturities	4,315,773	2,730,534
Total liabilities	6,178,678	4,034,133
Stockholders' equity		
Common stock, $.001 par value; authorized 100,000,000 shares; 59,155,750 and 59,003,284 shares issued and outstanding	59,156	59,004
Additional paid-in capital	54,689,525	54,517,333
Accumulated deficit	(26,645,810)	(30,156,132)
Total Stockholders' equity	28,102,871	24,420,205
	$ 34,281,549	$ 28,454,338

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Income Statements

Years ended December 31,	2007	2006	2005
Revenues and other income			
Oil and gas revenues	$ 9,300,144	$ 8,896,036	$ 7,076,790
Pipeline transportation revenues	51,492	87,822	94,911
Interest Income	16,988	17,823	1,175
Total revenues and other income	9,368,624	9,001,681	7,172,876
Costs and expenses			
Production costs and taxes	4,322,833	3,287,233	3,046,460
Depreciation, depletion and amortization	1,631,468	1,911,416	1,605,043
General and administrative	1,417,001	1,293,109	1,322,616
Interest expense	333,198	168,590	472,655
Public relations	21,605	26,037	30,020
Professional fees	232,197	173,932	263,800
Total costs and expenses	7,958,302	6,860,317	6,740,594
Net Operating Income	1,410,322	2,141,364	432,282
Deferred Tax Benefit	2,100,000	-	-
Gain on Preferred Stock	-	-	655,746
Net Income	$ 3,510,322	$ 2,141,364	$ 1,088,028
Net Income per share			
Basic and diluted:			
Operations	$ 0.06	$ 0.04	$ 0.02
Total	$ 0.06	$ 0.04	$ 0.02
Shares used in computing earnings per share			
Basic	59,117,176	58,851,883	52,019,051
Diluted	60,327,224	60,364,797	52,659,051

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock		Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2005	48,927,828	48,928	51,686,283	(33,385,524)	18,349,687
Net Income	—	—	—	1,088,028	1,088,028
Common Stock issued for exercised options	100,000	100	26,900	—	27,000
Options Expense	—	—	84,030	—	84,030
Lawsuit Settlement	4,000	4	19,366	—	19,370
Conversion of Stock	9,567,620	9,568	2,381,418	—	2,390,986
Common Stock issued for exercise of Warrants	5,230	5	2,348	—	2,353
Balance, December 31, 2005	58,604,678	58,605	54,200,345	(32,297,496)	21,961,454
Net Income	-	-	-	2,141,364	2,141,364
Options & compensation expense	364,500	365	301,674	—	302,039
Common stock issued for exercise of warrants	34,106	34	15,314	—	15,348
Balance, December 31, 2006	59,003,284	59,004	54,517,333	(30,156,132)	24,420,205
Net Income	-	-	-	3,510,322	3,510,322
Options & compensation expense	145,250	145	168,951	-	169,096
Common stock issued for exercise of warrants	7,216	7	3,241	-	3,248
Balance, December 31, 2007	59,155,750	59,156	54,689,525	(26,645,810)	28,102,871

See accompanying Notes to Consolidated Financial Statements

Tengasco, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	2007	2006	2005
Operating activities			
Net Income	$ 3,510,322	$ 2,141,364	$ 1,088,028
Adjustments to reconcile net income to net cash Provided by operating activities:			
Depletion, depreciation, and amortization	1,631,468	1,911,416	1,605,043
Accretion of redeemable shares	-	-	242,008
Accretion on Asset Retirement Obligation	70,929	42,340	45,965
Gain on extinguishment of Asset Retirement Obligation	-	-	(72,399)
(Gain)/loss on sale of vehicles/equipment	5,740	(22,466)	(15,330)
Gain on exchange of Redeemable Liabilities	-	-	(655,746)
Gain on sale of pipeline facilities	-	-	(17,605)
Compensation and services paid in stock options	116,476	159,160	103,400
Deferred Tax Benefit	(2,100,000)	-	-
Changes in assets and liabilities:			
Accounts receivable	(337,308)	434,565	(447,653)
Participant receivables	(36,864)	(3,231)	63,239
Other current assets	-	(5,000)	61,470
Inventory	90,157	(54,191)	(154,586)
Accounts payable	215,763	90,197	277,458
Accrued interest payable	1,573	8,432	(25,367)
Other accrued liabilities	330,264	(251,327)	70,115
Settlement on Asset Retirement Obligations	(51,843)	(97,293)	(54,277)
Net cash provided by operating activities	3,446,677	4,353,966	2,113,763
Investing activities			
Additions to other property & equipment	(172,443)	(137,924)	(210,145)
Restricted cash	-	(120,500)	-
Decrease to other property & equipment	17,000	27,915	55,919
Net additions to oil and gas properties	(5,190,611)	(5,239,862)	(2,348,078)
Sale of Kansas gas field	-	-	2,651,770
Additions to Methane Project	(1,649,710)		
Drilling program portion of additional drilling	3,850,000	1,067,400	1,945,202
(Increase)/decrease in pipeline facilities	-	(10,214)	72,186
Net cash provided by (used in) investing activities	(3,145,764)	(4,413,185)	2,166,854
Financing activities			
Proceeds from exercise of options/warrants	55,867	158,227	29,352
Proceeds from borrowings	1,696,444	2,732,145	155,073
Loan fees	(77,467)	(285,224)	-
Repayments of borrowings	(118,583)	(112,833)	(3,182,636)
Proceeds from issuance of common stock	-	-	2,391,905
Dividends paid on Redeemable Liabilities	-	-	(8,000)
Repayments of Redeemable Liabilities	-	-	(4,241,874)
New Drilling Program	-	-	2,514,000
Decrease in Drilling Program liability		(2,324,400)	(1,945,203)
Net cash provided by (used in) financing activities	1,556,261	167,915	(4,287,383)
Net change in cash and cash equivalents	1,857,174	108,696	(6,766)
Cash and cash equivalents, beginning of period	369,665	260,969	267,735
Cash and cash equivalents, end of period	$ 2,226,839	$ 369,665	$ 260,969

(1.) Summary of Significant Accounting Policies

The Company was initially organized in Utah in 1916 for the purpose of mining, reducing and smelting mineral ores, under the name Gold Deposit Mining & Milling Company, later changed to Onasco Companies, Inc. In 1995, the Company changed its name from Onasco Companies, Inc. to Tengasco, Inc., by merging into Tengasco, Inc., a Tennessee corporation, formed by the Company solely for this purpose.

The Company is in the business of exploring for, producing and transporting oil and natural gas in Kansas and Tennessee. The Company leases producing and non-producing properties with a view toward exploration and development. Emphasis is also placed on pipeline and other infrastructure facilities to provide transportation services. The Company utilizes seismic technology to improve the recovery of reserves.

In 1998, the Company acquired from AFG Energy, Inc. ("AFG"), a private company, approximately 32,000 acres of leases in the vicinity of Hays, Kansas (the "Kansas Properties"). Included in that acquisition were 273 wells, including 208 working wells, of which 149 were producing oil wells and 59 were producing gas wells, a related 50-mile pipeline and gathering system, three compressors and 11 vehicles. The Company sold the Kansas gas producing wells, gathering system and compressors effective February 1, 2005. During 2007, the Kansas Properties produced an average of 14,860 gross barrels of oil per month.

The Company's activities in oil and gas leases in Tennessee are located in Hancock, Claiborne, and Jackson counties. The Company has drilled primarily on a portion of its leases known as the Swan Creek Field in Hancock County focused within what is known as the Knox Formation, one of the geologic formations in that field. During 2007, the Company produced an average of 347 thousand cubic feet of natural gas per day and 573 barrels of oil per month from 21 producing gas wells and 5 producing oil wells in the Swan Creek Field.

The Company's wholly-owned subsidiary, Tengasco Pipeline Corporation ("TPC") owns and operates a 65-mile intrastate pipeline which it constructed to transport natural gas from the Company's Swan Creek Field to customers in Kingsport, Tennessee.

The Company formed a wholly-owned subsidiary on December 27, 2006 named Manufactured Methane Corporation for the purpose of owning and operating treatment and delivery facilities using the latest developments in available treatment technologies for the extraction of methane gas from nonconventional sources for delivery through the nation's existing natural gas pipeline system, including the Company's TPC pipeline system in Tennessee for eventual sale to natural gas customers.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern and assume realization of assets and the satisfaction of liabilities in the normal course of business.

The consolidated financial statements include the accounts of the Company, Tengasco Pipeline Corporation, Tennessee Land & Mineral Corporation and Manufactured Methane Corporation. All intercompany balances and transactions have been eliminated.

Use of Estimates

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Revenue Recognition

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized based on actual volumes of oil and gas sold to purchasers. Natural gas meters are placed at the customers' locations and usage is billed monthly.

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Inventory consists of crude oil in tanks and is carried at lower of cost or market value.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas property acquisition, exploration, and development activities. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and development of oil and gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, delay rentals and the costs of drilling, completing, equipping and plugging oil and gas wells. Gains or losses are recognized only upon sales or dispositions of significant amounts of oil and gas reserves representing an entire cost center. Proceeds from all other sales or dispositions are treated as reductions to capitalized costs.

The capitalized costs of oil and gas properties, plus estimated future development costs relating to proved reserves and estimated costs of plugging and abandonment, net of estimated salvage value, are amortized on the unit-of-production method based on total proved reserves. The Company currently has $3,110,768 in unevaluated properties as of December 31, 2007. The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. The Company has determined its reserves based upon reserve reports provided by Ryder Scott Company, Petroleum Consultants in 2005 , and by LaRoche Petroleum Consultants Ltd. in 2006 and 2007.

The capitalized oil and gas properties, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of: (a) the present value of estimated future net revenues computed by applying current prices in effect as of the balance sheet date (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) the cost of investments in unevaluated properties excluded from the costs being amortized. The Company has adopted an SEC accepted method of calculating the full cost ceiling test whereby the liability recognized under Statement of Financial Accounting Standard No. 143 ("SFAS") "Accounting for Asset Retirement Obligation" ("SFAS 143") is netted against property cost and the future abandonment obligations are included in estimated future net cash flows. No ceiling write-downs were recorded in 2007, 2006, or 2005.

Pipeline Facilities

Phase I of the pipeline was completed during 1999. Phase II of the pipeline was completed on March 8, 2001.. Both phases of the pipeline were placed into service upon completion of Phase II. The pipeline is being depreciated over its estimated useful life of 30 years beginning at the time it was placed in service.

Other Property and Equipment and Long - Lived Assets

Other property and equipment are carried at cost. The Company provides for depreciation of other property and equipment using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Long-lived assets (other than oil and gas properties) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

When evidence indicates that operations will not produce sufficient cash flows to cover the carrying amount of the related asset, a permanent impairment is recorded to adjust the asset to fair value. At December 31, 2007, management believes that carrying amounts of all of the Company's long-lived assets will be fully recovered over the course of the Company's normal future operations.

Stock-Based Compensation

The Company recorded $100,877 in 2007, $128,197 in 2006 and $84,030 in compensation expense in 2005 upon the Company's adoption of SFAS 123 (R) in 2005.

Accounts Receivable

Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Based on the information available to us, the Company believes no allowance for doubtful accounts as of December 31, 2007 and 2006 is necessary. However, actual write-offs may occur.

Income Taxes

The Company accounts for income taxes using the "asset and liability method." Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets arise primarily from net operating loss carry-forwards. Management evaluates the likelihood of realization for such assets at year-end providing a valuation allowance for any such amounts not likely to be recovered in future periods. The Company currently has a net operating loss carry forward of 21,100,000.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At times, such cash in banks is in excess of the FDIC insurance limit.

The Company's primary business activities include oil and gas sales to several customers in the states of Kansas and Tennessee. The related trade receivables subject the Company to a concentration of credit risk within the oil and gas industry.

The Company is presently dependent upon a small number of customers for the sale of gas from the Swan Creek Field, principally Eastman Chemical Company and other industrial customers in the Kingsport area with which the Company may enter into gas sales contracts.

The Company has entered into contracts to supply two manufacturers with natural gas from the Swan Creek Field (Tennessee) through the Company's pipeline. These customers are the Company's primary customers for natural gas sales. Additionally, the Company sells a majority of its crude oil primarily to two customers, one each in Tennessee and Kansas. Although management believes that customers could be replaced in the ordinary course of business, if the present customers were to discontinue business with the Company, it could have a significant adverse effect on the Company's projected results of operations.

In 2007, the Company received 91.4 percent of its revenues from Customer A; 4.9 percent of its revenues from Customer B; and 3.7 percent of its revenues from Customer C.

In 2006, the Company received 85.7 percent of its revenues from Customer A; 10.1 percent of its revenues from Customer B.

In 2005, the Company received 74.6 percent of its revenues from Customer A; 18.6 percent of its revenues from Customer B.

In each of the years 2005 through 2007, the identity of the customers indicated above as either A, B or C was the same from year to year, although the percentage of revenues varied from year to year for those customers.

Income per Common Share

In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" ("SFAS 128"), basic income per share is based on 59,117,176, 58,851,883 and 52,019,051 weighted average shares outstanding for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 respectively. Diluted earnings per common share are computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of outstanding options and warrants is reflected in diluted earnings per share.

The number of dilutive shares outstanding is 1,710,048 for 2007, 1,512,914 for 2006 and 640,000 for 2005. These are related to options and warrants.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, investments and short-term debt approximate their carrying values due to the short period of time to maturity. Fair values of long-term debt are based on quoted market prices or pricing models using current market rates, which approximate carrying values.

(2.) Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return, including issues relating to financial statement recognition and measurement. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is more than 50 percent likely to be recognized upon ultimate settlement with the taxing authority, is recorded. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Consistent with the requirements of FIN 48, we adopted FIN 48 on January 1, 2007. The adoption of FIN 48 had no impact on our results of operations or financial position. The Company currently has open tax return periods beginning with December 31, 2004 through December 31, 2007.

In September 2006, the Securities and Exchange Commission staff published Staff Accounting Bulletin SAB No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 in the fourth quarter of 2006. Adoption did not have an impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement

Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company continues to evaluate the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities — as amended ("SFAS 159"). SFAS 159 permits entities to elect to report eligible financial instruments at fair value subject to conditions stated in the pronouncement including adoption of SFAS 157 discussed above. The purpose of SFAS 159 is to improve financial reporting by mitigating volatility in earnings related to current reporting requirements. The Company is considering the applicability of SFAS 159 and will determine if adoption is appropriate. The effective date for SFAS 159 is for fiscal years beginning after November 15, 2007.

(3). Related Party Transactions

In October, 2005 the Company accepted an exchange from Hoactzin of promissory notes made by the Company in the principal amount of $2,514,000 for a 94.3% working interest in a twelve well drilling program (the "Twelve Well Program") by the Company on its Kansas Properties. The Company retained the remaining 5.7% working interest in the Twelve Well Program. The promissory notes exchanged were originally issued by the Company in connection with loans made to the Company by Dolphin Offshore Partners, L.P. to fund the Company's cash exchange to holders of its Series A, B and C Preferred Stock.

In 2006, the Company drilled four wells in the Twelve Well Program bringing the total number of wells drilled in that Program to six. All but one of those wells is continuing to produce commercial quantities of oil.

On June 29th, 2006 the Company closed a $50,000,000 credit facility with Citibank Texas, N.A. The Company's initial borrowing base was set at $2,600,000 and the Company borrowed that amount on June 29, 2006 and used $1.393 million of the loan proceeds to exercise its option to repurchase from Hoactzin, the Company's obligation to drill the final six wells in the Company's Twelve Well Program. As a result of the repurchase, the Twelve Well Program was converted to a six well program, all of which had been drilled by the Company at the time of the repurchase. Consequently, all well-drilling obligations of the Company under both the Eight Well and Twelve Well Programs with former preferred stockholders as participants have been satisfied.

If the Company had not exercised its repurchase option, Hoactzin would have received a 94% working interest in the final six wells of the Twelve Well Program. However, as a result of the repurchase, Hoactzin will now receive only a 6.25% overriding royalty in six Company wells to be drilled, plus an additional 6.25% overriding royalty in the six program wells that had previously been drilled as part of the Twelve Well Program.

On September 17, 2007, the Company entered into a drilling program with Hoactzin for ten wells consisting of approximately three wildcat wells and seven developmental wells to be drilled on the Company's Kansas Properties (the "Program"). Under the terms of the Program, Hoactzin was to pay the Company $400,000 for each well in the Program completed as a producing well and $250,00 per drilled well that was non-productive. The terms of Program also provide that Hoactzin will receive all the working interest in the ten wells in the Program, but will pay an initial fee to the Company of 25% of its working interest revenues net of operating expenses. This is referred to as a management fee but as defined is in the nature of a net profits interest. The fee paid to the Company by Hoactzin will increase to 85% of working interest revenues when net revenues received by Hoactzin reach an agreed payout point of approximately 1.35 times Hoactzin's purchase price (the "Payout Point"). The Company will account for funds received for interests in the Program as an offset to oil and gas properties.

As of the date of this Report, the Company has drilled all ten wells in the Program. Of the ten wells drilled, nine were completed as oil producers and are currently producing approximately 84 barrels per day in total. Hoactzin paid a total of $3,850,000 for its interest in the Program resulting in the Payout Point being determined as $5,215,595. The amount paid by Hoactzin for its interest in the Program wells exceeded the Company's actual drilling costs of approximately $2.8 million for the ten wells by more than $1 million.

Although production level of the Program wells will decline with time in accordance with expected decline curves for these types of well, based on the drilling results of the Program wells and the current price of oil, the Program wells are expected to reach the Payout Point in approximately four years solely from the oil revenues from the wells. However, under the terms of its agreement with Hoactzin reaching the Payout Point has been accelerated by Hoactzin agreeing to apply 75% of the net proceeds it receives from the methane extraction project being developed by the Company's wholly-owned subsidiary, Manufactured Methane Corporation, at the Carter Valley, Tennessee landfill to the Payout Point. (The methane extraction project is discussed in greater detail below.) Those methane project proceeds when applied will result in the Payout Point being achieved sooner than the estimated four year period based solely upon revenues from the Program wells.

On December 18, 2007, the Company entered into a Management Agreement with Hoactzin. On that same date, the Company also entered into an agreement with Charles Patrick McInturff employing him as a Vice-President of the Company. Pursuant to the Management Agreement with Hoactzin, Mr. McInturff's duties while he is employed as Vice-President of the Company will include the management on behalf of Hoactzin of its working interests in certain oil and gas properties owned by Hoactzin and located in the onshore Texas Gulf Coast, and offshore Texas and offshore Louisiana. As consideration for the Company entering into the Management Agreement, Hoactzin has agreed that it will be responsible to reimburse the Company for the payment of one-half of Mr. McInturff's salary, as well as certain other benefits he receives during his employment by the Company. In further consideration for the Company's agreement to enter into the Management Agreement, Hoactzin has granted to the Company an option to participate in up to a 15% working interest on a dollar for dollar cost basis in any new drilling or work-over activities undertaken on Hoactzin's managed properties during the term of the Management Agreement. The term of the Management Agreement is the earlier of the date Hoactzin sells its interests in its managed properties or 5 years.

4. Oil and Gas Properties

The following table sets forth information concerning the Company's oil and gas properties:

December 31,	**2007**	2006
Oil and gas properties, at cost	**18,856,487**	$ 18,745,834
Unevaluated properties	**3,110,768**	1,880,811
Accumulation depreciation, depletion and amortization	**(8,757,654)**	(7,923,016)
Oil and gas properties, net	**13,209,601**	$ 12,703,629

During the years ended December 31, 2007, 2006 and 2005 the Company recorded depletion expense of $834,638, $1,144,711 and $902,131 in 2005.

5. Pipeline Facilities

In 1996, the Company began construction of a 65-mile gas pipeline (1) connecting the Swan Creek development project to a gas purchaser and (2) enabling the Company to develop gas transportation business opportunities in the future. Phase I, a 30-mile portion of the pipeline, was completed in 1998. Phase II of the pipeline, the remaining 35 miles, was completed in March 2001. The estimated useful life of the pipeline for depreciation purposes is 30 years. The Company recorded $544,000, $544,000 and $536,000, in depreciation expense related to the pipeline for the years ended December 31, 2007, 2006 and 2005, respectively.

In January 1997, the Company entered into an agreement with the Tennessee Valley Authority ("TVA") whereby the TVA allows the Company to bury the pipeline within the TVA's transmission line rights-of-way. In return for this right, the Company paid $35,000 and agreed to annual payments of approximately $6,200 for 20 years.

This agreement expires in 2017 at which time the parties may renew the agreement for another 20-year term in consideration of similar inflation-adjusted payment terms.

6. Other Property and Equipment

Other property and equipment consisted of the following:

December 31	*Depreciable Life*	2007	2006
Machinery and equipment	5-7 yrs	$ 830,734	$ 771,757
Vehicles	2-5 yrs	487,176	521,824
Other	5 yrs	63,734	63,734
Total		1,381,644	1,357,325
Less accumulated depreciation		(1,125,586)	(1,089,612)
Other property and equipment - net		$ 256,058	$ 267,713

The Company uses the straight-line method of depreciation ranging from two years to seven years, depending on the asset life.

7. Long Term Debt

Long-term debt to unrelated entities consisted of the following:

December 31,	**2007**	**2006**
Note payable to a financial institution, with interest payment only until maturity. (See Notes 15 & 16)	**$4,200,000**	$ 2,600,000
Installment notes bearing interest at the rate of 5.5% to 8.25% per annum collateralized by vehicles with monthly payments including interest of approximately $10,000 due through 2010.	**173,660**	**195,801**
Total long-term debt	**4,373,660**	**2,795,801**
Less current maturities	**(57,887)**	**(65,267)**
Long-term debt, less current maturities	**4,315,773**	**$ 2,730,534**

8. Commitments and Contingencies

The Company is a party to lawsuits in the ordinary course of its business. The Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be significant enough, in number or magnitude, to have in the aggregate a material adverse effect on its financial statements.

In the ordinary course of business the Company has entered into office leases which have remaining term of 6 months. Approximate future minimum lease payments to be made under non-cancelable operating leases in 2008 are $31,673.

Office rent expense for each of the three years ended December 31, 2007, 2006 and 2005 was approximately $63,346, $63,346, and $83,332 respectively.

9. Cumulative Convertible Redeemable Preferred Stock

On August 22, 2005 all holders of the Company's Series B and C Cumulative Convertible Preferred Stock (the "Series B and Series C shares"), having a total aggregate value of $5,113,045 consisting of face value, dividends, and interest exchanged all rights under their Series B and C shares for cash or for the Company's common stock. As a result of the exchange, as of August 22, 2005 the Company no longer had any holders of Series B or C preferred stock and no further obligations under any Series B or C shares. Holders of approximately 53.2% of the face value of outstanding Series B and C shares exchanged their preferred shares having an aggregate value of $2,721,140 for cash payments totaling $1,814,184. The Company obtained the funds for this exchange primarily from proceeds of a loan of $1,814,000 from Dolphin. The loan from Dolphin was evidenced by a secured promissory note dated August 22, 2005 bearing 12% interest per annum payable interest only monthly until the principal amount of the note was to become due on December 31, 2005. A second option offered to the Series B and C holders was to exchange their Series B and C shares for four shares of the Company's common stock for each dollar of the face value and unpaid accrued dividends and interest on their Series B and C shares. All of the holders, including Dolphin, of the remaining aggregate value of $2,391,905 or 46.8% of the Series B and C shares selected this option. As a result, a total of 9,567,620 shares of the Company's common stock were issued to those holders. Of this total number, 4,595,040 shares of unregistered common stock were issued to Dolphin in exchange for the $1,148,760 in aggregate value of the Series B shares held by Dolphin.

In total, the Company recorded a gain during 2005 from the exchange of Series A, B and C shares for cash and stock of $655,746, the difference between the carrying amount and the cash settlement amount and the stock issued.

10. Asset Retirement Obligation

The Company follows the requirements of SFAS 143. Among other things, SFAS 143 requires entities to record a liability and corresponding increase in long-lived assets for the present value of material obligations associated with the retirement of tangible long-lived assets. Over the passage of time, accretion of the liability is recognized as an operating expense and the capitalized cost is depleted over the estimated useful life of the related asset. Additionally, SFAS 143 required that upon initial application of these standards, the Company must recognize a cumulative effect of a change in accounting principle corresponding to the accumulated accretion and depletion expense that would have been recognized had this standard been applied at the time the long-lived assets were acquired or constructed. The Company's asset retirement obligations relate primarily to the plugging, dismantling and removal of wells drilled to date. The Company's calculation of Asset Retirement Obligation used a credit-adjusted risk free rate of 12%, an estimated useful life of wells ranging from 30-40 years, estimated plugging and abandonment cost range from $5,000 per well to $10,000 per well. Management continues to periodically evaluate the appropriateness of these assumptions.

On March 4, 2005 the Company sold its Kansas gas wells, and consequently the asset and the corresponding liability relating to asset retirement obligations on these wells were extinguished. The asset account was credited for $60,998 and the liability was removed in the amount of $133,397, creating a gain on the extinguishment of future obligations in the amount of $72,399, which was credited to interest expense.

The following is a roll-forward of activity impacting the asset retirement obligation for the year ended December 31, 2007:

Balance, December 31, 2005	$ 566,968
Accretion expense	42,340
Liabilities Settled	(97,293)
Balance, December 31, 2006	$ 512,015
Accretion expense	70,929
Liabilities Settled	(51,843)
Balance, December 31, 2007	$ 531,101

11. Stock Options

In October 2000, the Company approved a Stock Incentive Plan. The Plan is effective for a ten-year period commencing on October 25, 2000 and ending on October 24, 2010. The aggregate number of shares of Common Stock as to which options and Stock Appreciation Rights may be granted to participants under the plan shall not exceed 3,500,000. Options are not transferable, are exercisable for 3 months after voluntary resignation from the Company; and terminate immediately upon involuntary termination from the Company. The purchase price of shares subject to this plan shall be determined at the time the options are granted, but are not permitted to be less than 85% of the fair market value of such shares on the date of grant. Furthermore, a participant in the Plan may not, immediately prior to the grant of an Incentive Stock Option hereunder, own stock in the Company representing more than ten percent of the total voting power of all classes of stock of the Company unless the per share option price specified by the Board for the Incentive Stock Options granted such a participant is at least 110% of the fair market value of the Company's stock on the date of grant and such option, by its terms, is not exercisable after the expiration of 5 years from the date such stock option is granted.

Stock option activity in 2007, 2006 and 2005 is summarized below:

	2007		*2006*		*2005*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding, beginning of year	**2,596,000**	**$ .31**	2,584,000	$ .29	295,153	$ 1.26
Granted	**0**		350,000	.60	2,500,000	.27
Exercised	**(126,000)**	**.42**	(338,000)	.42	(100,000)	.27
Expired/ canceled	**(29,000)**	**.64**	-	-	(111,153)	2.52
Outstanding and exercisable, end of year	**2,441,000**	**$ .30**	2,596,000	$ .31	2,584,000	$ .29

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

		Options Outstanding		*Options Exercisable*
	Weighted Average Exercise Price	*Shares*	*Weighted Average Remaining Contractual Life (years)*	*Shares*
	$ 0.27	2,251,000	2.33	1,357,000
	$ 0.58	110,000	3.05	110,000
	$ 0.81	80,000	3.93	80,000

The weighted average fair value per share of options granted during 2006 and 2005 range from $0.15 to $0.32, calculated using the Black-Scholes Option-Pricing model. No options were granted in 2007.

Compensation expense of $84,030 related to stock options was recognized in 2005 and $128,197 in 2006 and 100,877 in 2007.

The fair value of stock options used to compute pro forma net loss and loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 2006 and 2005: expected volatility of 60% for 2006, and 2005; a risk free interest rate of 3.67% in 2006 and 2005; and an expected option life of 2.5 years for 2006 and 2005.

12. Income Taxes

The Company has taxable income for the periods ending December 31, 2007, December 31, 2006 and December 31, 2005.

A reconciliation of the statutory U.S. Federal income tax and the income tax provision included in the accompanying consolidated statements of operations is as follows:

December 31,	**2007**	2006	2005
Statutory rate	**34%**	34%	34%
Tax (benefit)/expense at statutory rate	**1,193,000**	$ 728,000	$ 370,000
State income tax (benefit)/expense	**140,000**	85,000	43,000
Other	**3,000**	3,000	3,000
Non-deductible interest		-	-
Increase/(decreases)in deferred tax asset valuation allowance	**(3,436,000)**	(816,000)	(416,000)
Total income tax provision (benefit)	**(2,100,000)**	-	-

The Company's deferred tax assets and liabilities are as follows:

December 31	2007	2006	2005
Deferred tax assets:			
Net operating loss carryforward	**$7,314,000**	$ 8,700,000	$ 9,616,000
Capital loss carry forward	**263,000**	263,000	263,000
Total deferred tax assets	**7,577,000**	8,963,000	9,879,000
Deferred tax liability:			
Basis difference in pipeline	**250,000**	300,000	400,000
Total deferred liability	**250,000**	300,000	400,000
Total net deferred taxes	**7,327,000**	8,663,000	9,479,000
Valuation allowance	**(5,227,000)**	(8,663,000)	(9,479,000)
Net deferred tax asset	**$2,100,000**	-	-

As of December 31, 2007, Management, using the "more likely than not" criteria for recognition, elected to recognize a deferred tax asset of $2.1 million. The recognition of the deferred tax asset in 2007 relates to net operating loss carryforwards and will provide a better matching of income tax expense with taxable income in future periods. The current provision reflects the recognition of $1,336,000 current income tax benefit (fully offset by the current provision related to 2007 taxable income) and $2,100,000 in benefit relating to future periods.

No income tax expense was recognized for the years ended December 31, 2006 or December 31, 2005 because deferred tax benefits, derived from the Company's prior net operating losses, were previously fully reserved and were being offset against tax liabilities that would otherwise arise from the results of current operations. Management continuously estimates the realization of the Company's deferred tax assets based on its anticipation of the likely timing and adequacy of future net income, after taking into consideration the increased uncertainty attributed to a lengthening horizon before the projected realization of future deferred assets.

As of December 31, 2007, the Company had net operating loss carry-forwards of approximately $21,100,000 which will expire between 2011 and 2023 if not utilized.

13. Supplemental Cash Flow Information

The Company paid approximately $262,268, $126,250, and $524,000, for interest in 2007, 2006 and 2005, respectively. No interest was capitalized in 2007, 2006 or 2005. No income taxes were paid in 2007, 2006, or 2005.

14. Litigation Settlement

On May 10, 2004 the Court entered its final order approving the fairness of the settlement to the class, dismissing the action pursuant to a Settlement Stipulation, and fully releasing the claims of the class members in _Paul Miller v. M. E. Ratliff and Tengasco, Inc._, No. 3:02-CV-644 in the United States District Court for the Eastern District of Tennessee, Knoxville, Tennessee. This action sought certification of a class action to recover on behalf of a class of all persons who purchased shares of the Company's common stock between August 1, 2001 and April 23, 2002, unspecified damages allegedly caused by violations of the federal securities laws. In January, 2004 all parties reached a settlement subject to court approval. The Court entered its order approving the settlement on May 10, 2004. Under the settlement, the Company paid into a settlement fund the amount of $37,500 to include all costs of administration, contributed 150,000 shares of stock of Miller Petroleum, Inc. owned by the Company and issued 300,000 warrants to purchase a share of the Company's common stock for a period of three years from date of issue at $1 per share subject to adjustments. The Rights Offering adjusted this price to $0.45 per share. These Warrants expire on September 12, 2008. The Miller Petroleum, Inc. investment had a net carrying value of $60,000 and a cumulative other comprehensive loss of $90,000, which was reversed from cumulative other comprehensive loss and recognized as a realized loss during the third quarter of 2004.

15. Bank Loan

On June 29, 2006 the Company closed a $50,000,000 revolving senior credit facility between the Company and Citibank Texas, N.A. in its own capacity and also as agent for other banks.

Under the facility, loans and letters of credit will be available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $50,000,000 or the borrowing base in effect from time to time. The Company's initial borrowing base was set at $2,600,000. The initial loan under the facility with Citibank closed on June 29, 2006 in the principal amount of $2.6 million, bearing interest at a floating rate equal to LIBOR plus 2.5%, resulting in an initial rate of interest of approximately 8.2%. Interest only is payable during the term of the loan and the principal balance of the loan is due thirty-six months from closing. The facility is secured by a lien on substantially all of the Company's producing and non-producing oil and gas properties and pipeline assets. The facility has standard loan covenants such as current ratios, interest coverage ratios etc, with which the Company is in compliance.

$1.393 million of the $2.6 million loan proceeds were used by the Company on June 29, 2006 to exercise its option to repurchase from Hoactzin Partners, L.P., the Company's obligation to drill the final six wells in the Company's 12-well Kansas drilling program for Hoactzin. The Company incurred loan closing costs consisting of legal fees, mortgage taxes, commissions and bank fees totaling $285,224. This amount will be amortized over the term of the note and its successor (See Note 16).

On April 19, 2007 the Company borrowed an additional sum of $700,000 from Citibank, N.A. under its existing revolving credit facility dated June 29, 2006. The additional borrowing resulted from an increase in the Company's borrowing base under the Citibank credit facility from $2.6 million to $3.3 million based upon Citibank's periodic review of the Company's borrowing base. With the additional borrowing, the Company has borrowed the full amount of its $3.3 million borrowing base under the revolving Citibank credit facility. Repayment of this additional sum is subject to the terms and conditions of the Citibank credit facility. The additional amount borrowed will be used for further development of the Company's producing properties.

16. Sovereign Bank

On December 17, 2007, Citibank assigned the Company's revolving credit facility with Citibank to Sovereign Bank of Dallas, Texas ("Sovereign") as requested by the Company.

Under the facility as assigned to Sovereign, loans and letters of credit will be available to the Company on a revolving basis in an amount outstanding not to exceed the lesser of $20 million or the Company's borrowing base in effect from time to time. The Company's initial borrowing base with Sovereign was set at $7.0 million, an increase from its borrowing base of $3.3 million with Citibank prior to the assignment.

The Company's initial borrowing on December 17, 2007 under its new facility with Sovereign was approximately $4.2 million which will bear interest at a floating rate equal to prime as published in the Wall Street Journal plus 0.25% resulting in a current interest rate of approximately 7.5%. Interest only is payable during the term of the loan and the principal balance of the loan is due December 31, 2010. The Sovereign facility is secured by substantially all of the Company's producing and non-producing oil and gas properties and pipeline and the Company's Methane Project assets.

The Company used a portion of the $4.2 million borrowed from Sovereign to pay off the funds it previously borrowed from Citibank. The remaining $900,000 borrowed from Sovereign was used to pay bank fees and attorney fees relating to the assignment in the amount of approximately $75,000 and the balance of approximately $825,000 was used to pay a portion of the purchase price for equipment to be utilized in the Methane Project currently under construction in Carter Valley, Tennessee by MCC, the Company's wholly-owned subsidiary.

17. Methane Project

On October 24, 2006 the Company signed a twenty-year Landfill Gas Sale and Purchase Agreement (the "Agreement") with BFI Waste Systems of Tennessee, LLC ("BFI"). The Agreement was thereafter assigned to the Company's wholly-owned subsidiary, Manufactured Methane Corporation ("MMC") and provides that MMC will purchase all the naturally produced gas stream presently being collected and flared at the municipal solid waste landfill in Carter Valley serving the metropolitan area of Kingsport, Tennessee that is owned and operated by BFI in Church Hill, Tennessee. BFI's facility is located about two miles from the Company's existing pipeline serving Eastman Chemical Company ("Eastman"). Contingent upon obtaining suitable financing, the Company plans to acquire and install a proprietary combination of advanced gas treatment technology to extract the methane component of the purchased gas stream. Methane is the principal component of natural gas and makes up about half of the purchased gas stream by volume. The Company plans to construct a small diameter pipeline to deliver the extracted methane gas to the Company's existing pipeline for delivery to Eastman (the "Methane Project").

MCC has placed equipment orders for its first stage of process equipment (cleanup and carbon dioxide removal) and the second stage of process equipment (nitrogen rejection) for the Methane Project. It is anticipated that the total costs for the Project including pipeline construction, will be approximately $4.1 million including costs for compression and interstage controls. The costs of the Methane Project to date have been funded primarily by (a) the money received by the Company from Hoactzin to purchase its interest in the Ten Well Program which exceeded the Company's actual costs of drilling the wells in that Program by more than $1 million (b) cash flow from the Company's operations in the amount of approximately $1 million and (c) $825,000 of the funds the Company borrowed from its credit facility with Sovereign Bank. The Company anticipates that most of the remaining balance of the Methane Project costs will be paid from the Company's cash flow.

The Company anticipates that the equipment ordered by MMC will be manufactured and delivered to allow operations to begin in mid-2008 after equipment installation, testing, and startup procedures are begun. Commercial deliveries of gas will begin when the equipment is installed and tested and the pipeline is constructed.. Upon commencement of operations, the methane gas produced by the project facilities will be mixed in the Company's pipeline and delivered and sold to Eastman Chemical Company ("Eastman") under the terms of the Company's existing natural gas purchase and sale agreement. At current gas production rates and expected extraction efficiencies, when commercial operations of the Project begin, the Company would expect to deliver about 418 MMBtu per day of additional gas to Eastman, which would substantially increase the current volumes of natural gas being delivered to Eastman by the Company from its Swan Creek field. At an assumed sales price of gas of $7 per MMBtu, near the average natural gas price received by the Company in 2007, the anticipated net revenues to the Company would be approximately $300,000 per year from the Methane Project based on anticipated volumes and expenses. The gas supply from this project is projected to grow over the years as the underlying operating landfill continues to expand and generate additional naturally produced gas, and for several years following the closing of the landfill, currently estimated by BFI to occur between the years 2022 and 2026.

As part of the Methane Project agreement, the Company agreed to install a new force-main water drainage line for Allied Waste Industries, an affiliate of BFI, the landfill owner, in the same two-mile pipeline trench as the gas pipeline needed for the project, reducing overall costs and avoiding environmental effects to private landowners resulting from multiple installations of pipeline. Allied Waste will pay the additional costs for including the water line. Construction of the gas pipeline needed to connect the facility with the Company's existing natural gas pipeline began in January 2008. As a certificated utility, the Company's pipeline subsidiary, TPC, requires no additional permits for the gas pipeline construction. The Company currently anticipates that pipeline construction will be concluded approximately the same time as equipment deliveries and installations occur or in the May to June 2008 time period, subject to weather delays during wintertime construction.

On September 17, 2007, Hoactzin, simultaneously with subscribing to participate in the Ten Well Program, pursuant to a separate agreement with the Company was conveyed a 75% net profits interest in the Methane Project. When the Methane Project comes online, the revenues from the Project received by Hoactzin will be applied towards the determination of the Payout Point (as defined above) for the Ten Well Program. When the Payout Point is reached from either the revenues from the wells drilled in the Program or the Methane Project or a combination thereof, Hoactzin's net profits interest in the Methane Project will decrease to a 7.5% net profits interest. The Company believes that the application of revenues from the methane project to reach the Payout Point will rapidly accelerate reaching the Payout Point. Those excess funds provided by Hoactzin were used to pay for approximately $1,000,000 of equipment required for the Methane Project, or about 25% of the Project's capital costs. The availability of the funds provided by Hoactzin eliminated the need for the Company to borrow those funds, to have to pay interest to any lending institution making such loans or to dedicate Company revenues or revenues from the Methane Project to pay such debt service. Accordingly, the grant of a 7.5% interest in the Methane Project to Hoactzin was negotiated by the Company as a favorable provision to the Company in the overall transaction.

18. Restricted Cash

As security required by Tennessee oil and gas regulations, the Company placed $120,500 in a Certificate of Deposit to cover future asset retirement obligations for the Company's Tennessee wells.

19. Quarterly Data and Share Information (unaudited)

The following table sets forth for the fiscal periods indicated, selected consolidated financial data.

Fiscal Year Ended 2007

	First Quarter	Second Quarter	Third Quarter(a)	Fourth Quarter(a)
Revenues	**$1,772,400**	**$2,220,439**	**$2,375,229**	**$3,000,556**
Net loss/income	**($209,165)**	**$ 330,756**	**$1,580,662**	**$1,808,069**
Net loss/income attributable to common stockholders	**($209,165)**	**$330,756**	**$1,580,662**	**$1,808,069**
Income/loss per common share	**$ 0.00**	**$ .01**	**$ 0.03**	**$ 0.03**

Fiscal Year Ended 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	**$ 2,098,969**	**$ 2,354,736**	**$ 2,251,274**	**$ 2,296,702**
Net loss/income	**316,347**	**720,769**	**519,094**	**585,154**
Net loss/income attributable to common stockholders	**$ 316,347**	**$ 720,769**	**$ 519,094**	**$ 585,154**
Income/loss per common share	**$ 0.01**	**$ 0.01**	**$ 0.01**	**$ 0:01**

(a) The company recorded 1.1 million in deferred tax asset in the third quarter of 2007 and 1.0 million in the fourth quarter of 2007.

20. Supplemental Oil and Gas Information (unaudited)

Information with respect to the Company's oil and gas producing activities is presented in the following tables. Estimates of reserve quantities, as well as future production and discounted cash flows before income taxes, were determined by Ryder Scott Company, L.P. as of December 31, 2005, The reserves were estimated by LaRoche Petroleum Consultants Ltd. in 2006 and 2007.

Oil and Gas Related Costs

The following table sets forth information concerning costs related to the Company's oil and gas property acquisition, exploration and development activities in the United States during the years ended:

	2007	2006	2005
Property acquisitions			
Proved	**200,000**		
Unproved			-
Less –proceeds from Sales of properties	-	-	$ (2,651,770)
Development Cost	**4,990,611**	4,172,462	402,876
	5,190,611	$ 4,172,462	$ (2,248,894)

Results of Operations from Oil and Gas Producing Activities

The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended:December 31,	**2007**	2006	2005
Revenues	**9,300,144**	$ 8,896,036	$ 7,076,790
Production costs and taxes	**(4,160,488)**	(3,145,244)	(2,956,307)
Depreciation, depletion and amortization	**(834,638)**	(1,144,711)	(902,132)
Income from oil and gas producing activities	**4,305,018**	$ 4,606,081	$ 3,218,351

In the presentation above, no deduction has been made for indirect costs such as corporate overhead or interest expense. No income taxes are reflected above due to the Company's operating tax loss carry-forwards.

Oil and Gas Reserves

The following table sets forth the Company's net proved oil and gas reserves at December 31, 2007, 2006 and 2005 and the changes in net proved oil and gas reserves for the years then ended. Proved reserves represent the quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from known reservoirs under existing economic and operating conditions. Reserves are measured in barrels (bbls) in the case of oil, and units of one thousand cubic feet (Mcf) in the case of gas.

	Oil (bbls)	*Gas (Mcf)*
Balance, December 31, 2004	1,090,000	7,947,000
Revisions of previous estimates	175,285	(629,633)
Improved Recovery	79,600	-
Purchase of Reserves in Place		
Extensions and Discoveries	174,130	-
Production	(144,552)	(204,128)
Sale of Reserves in Place	-	(2,350,000)
Proved reserves at December 31, 2005	1,374,463	4,763,239
Revisions of previous estimates	20,120	(3,318,074)
Improved recovery	110,460	-
Purchase of Reserves in Place		
Extensions and Discoveries	396,152	-
Production	(189,189)	(138,078)
Sales of Reserves in Place	-	-
Proved reserves at December 31, 2006	1,712,006	1,307,087
Revisions of previous estimates	699,578	(45,948)
Improved recovery	19,502	-
Purchase of Reserves in Place	16,234	
Extensions and Discoveries	13,838	-
Production	(185,188)	(126,746)
Sales of Reserves in Place	-	-
Proved reserves at December 31, 2007	2,275,970	1,134,393
Proved developed producing reserves at. December 31, 2007	1,604,607	1,130,869
Proved developed producing reserves at. December 31, 2006	1,358,532	1,264,527
Proved developed producing reserves at. December 31, 2005	1,091,135	2,814,306

(amounts in thousands)	Year Ended 12/31/07			Year Ended 12/31/06			Year Ended 12/31/05		
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Total proved reserves year-end reserve report	$52,117	$1,510	$53,627	$24,099	$2,370	$26,469	$23,530	13,649	$37,179
Proved developed producing reserves (PDP)	$36,319	$1,485	$37,804	$19,335	$2,370	$21,705	$18,721	$8,048	$26,769
% of PDP reserves to total proved reserves	67%	3%	70%	73%	9%	82%	50%	22%	72%
Proved developed non-producing reserves	$441	$25	$466	$529	$0	$529	$1,602	$3,603	$5,205
% of PDNP and PBP reserves to total proved reserves	1%	0%	1%	2%	0%	2%	4%	10%	14%
Proved undeveloped reserves (PUD)	$15,357	$0	$15,357	$4,235	$0	$4,235	$3,207	$1,998	$5,205
% of PUD reserves to total proved reserves	29%	0%	29%	16%	0%	16%	9%	5%	14%

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows from the Company's proved oil and gas reserves is presented in the following two tables:

December 31,	*(amounts in thousands)* **2007**	2006	2005
Future cash inflows	**$ 206,276**	$ 107,291	$ 130,584
Future production costs and taxes	**(76,944)**	(52,033)	(55,625)
Future development costs	**(10,175)**	(4,505)	(1,494)
Future income tax expenses	-	-	-
Net future cash flows	**119,157**	50,753	73,465
Discount at 10% for timing of cash flows	**(65,530)**	(24,284)	(36,286)

Discounted future net cash flows from proved reserves	**$ 53,627**	$ 26,469	$ 37,179

(amounts in thousands)	**2007**	2006	2005
Balance, beginning of year	**$ 26,469**	$ 37,179	$ 26,731
Sales, net of production costs and taxes	**(5,140)**	(5,751)	(4,121)
Discoveries and extensions	**1,166**	1,734	453
Purchases of Reserves	**568**	-	-
Changes in prices and production costs	**16,893**	(6,329)	13,537
Revisions of quantity estimates	**16,584**	(1,781)	4,559
Sale of Reserves	**-**	-	(4,856)
Interest factor - accretion of discount	**2,647**	3,718	2,673
Net change in income taxes	**-**	-	-
Changes in future development costs	**(5,669)**	(3,010)	262
Changes in production rates and other	109	709	(2,059)
Balance, end of year	**$ 53,627**	$ 26,469	$ 37,179

Estimated future net cash flows represent an estimate of future net revenues from the production of proved reserves using current sales prices, along with estimates of the operating costs, production taxes and future development and abandonment costs (less salvage value) necessary to produce such reserves. The average prices used at December 31, 2007, 2006, and 2005 were $85.44, $56.50, and $55.81, per barrel of oil and $7.21, $8.33 and $11.31 per MCF of gas, respectively. No deduction has been made for depreciation, depletion or any indirect costs such as general corporate overhead or interest expense.

Operating costs and production taxes are estimated based on current costs with respect to producing properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions.

Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved, less applicable net operating loss carry-forwards, for both regular and alternative minimum tax. For the years ended December 31, 2007, 2006 and 2005 the Company's available net operating loss carry forwards offset all tax effects applicable to the discounted future net cash flows.

The future net revenue information assumes no escalation of costs or prices, except for gas sales made under terms of contracts which include fixed and determinable escalation. Future costs and prices could significantly vary from current amounts and, accordingly, revisions in the future could be significant.

Exhibit 21

List of Subsidiaries

Name	State of Incorporation
Tengasco Pipeline Corporation	Tennessee
Tennessee Land and Mineral Corporation	Tennessee
Manufactured Methane Corporation	Tennessee

(On LaRoche Petroleum Consultants, Ltd. Letterhead)

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

As independent oil and gas consultants, LaRoche Petroleum Consultants, Ltd. hereby consents to (a) the use of our report setting forth our estimates of proved reserves and future revenue, as of December 31, 2007, to the interest of Tengasco, Inc. ("Tengasco") in certain oil and gas properties; and (b) all references to our firm included in or made a part of Tengasco's Annual report on Form 10-K for the year ended December 31, 2007.

S/Stephen W. Daniel
LaRoche Petroleum Consultants, Ltd.

Stephen W. Daniel
Partner

Dallas, Texas
March 26, 2008

I, Jeffrey R. Bailey, certify that:

1. I have reviewed this annual report on Form 10-K of Tengasco, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2008

s/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

I, Mark A. Ruth, certify that:

1. I have reviewed this annual report on Form 10-K of Tengasco, Inc.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-(f) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2008

s/Mark A. Ruth
Mark A. Ruth,
Principal Financial and Accounting Officer

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 I hereby certify that:

I have reviewed the Annual Report on Form 10-K;

to the best of my knowledge, this Annual Report on Form 10-K (i) fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d); and (ii) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of Tengasco, Inc. and its subsidiaries during the period covered by this Report.

Dated: March 31, 2008

s/Jeffrey R. Bailey
Jeffrey R. Bailey,
Chief Executive Officer

Exhibit 32.2

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 I hereby certify that:

I have reviewed the Annual Report on Form 10-K;

to the best of my knowledge, this Annual Report on Form 10-K (i) fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d); and (ii) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of Tengasco, Inc. and its subsidiaries during the period covered by this Report.

Dated: March 31, 2008

s/Mark A. Ruth
Mark A. Ruth,
Principal Financial and Accounting Officer


39
39 future development locations.
Kansas
Tennessee
8 bcf
Our first project in Carter Valley, Hawkins County, TN has 8 BCF in reserves.
Gulf of Mexico
Low risk
expansion opportunity

BOARD OF DIRECTORS

Peter E. Salas
Chairman

Dr. John Clendening
Director

Matthew K. Behrent
Director

Carlos P. Salas
Director

Jeffrey R. Bailey
Chief Executive Officer, Director

CORPORATE OFFICERS

Jeffrey R. Bailey
Chief Executive Officer

Cary V. Sorensen
Vice President,
General Counsel Secretary

C. Patrick McInturff
Vice President

Mark A. Ruth
Chief Financial Officer

CORPORATE HEADQUARTERS

10215 Technology Drive
Suite 301
Knoxville, TN 37932
865-675-1554
Fax 865-675-1621

INDEPENDENT AUDITORS

Rodefer Moss & Co, PLLC
608 Mabry Hood Road
Knoxville, TN 37932

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
888-245-2799

COUNSEL

Kenneth N. Miller
Law Offices of
Kenneth N. Miller
1140 Avenue of the Americas,
Suite 1800
New York, NY 10036

STOCK EXCHANGE LISTING

American Stock Exchange
Ticker Symbol: TGC

FORM 10-K

Management's discussion and analysis of financial conditions and results of its 2007 operations, along with the quantitative and qualitative market risks faced by the Company are discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, a copy of which is included in this Annual Report.

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held 9:00 a.m. Monday, June 2, 2008 at the Homewood Suites by Hilton in Knoxville, TN.

WORLD WIDE WEB

For more information about Tengasco, visit our website at http://www.tengasco.com

TENGASCO

END

10215 Technology Drive, Suite 301 | Knoxville, TN 37932 | PH 865-675-1554 | FAX 865-675-1621 | www.tengasco.com